                      (GOLDEN TELECOM INC. GLOBE WATERMARK)

ACCESS GRANTED
A WORLD WITHOUT BARRIERS  Golden Telecom Inc. ANNUAL REPORT 2005


(GOLDEN TELECOM LOGO)

                      (GOLDEN TELECOM INC. GLOBE WATERMARK)

(GOLDEN TELECOM LOGO)

                      (GOLDEN TELECOM INC. GLOBE WATERMARK)

CONTENT:


Chairman's Letter to Shareholders                     02 - 03
Report from the Chief Executive Officer               04 - 10
Financial Performance                                      11
Business and Corporate Services                       12 - 13
Carrier and Operator Services                         14 - 15
Consumer Internet Services                            16 - 17
Mobile Services                                       18 - 19
Board of Directors                                    20 - 21
Financial review                                      22 - 83

                      (GOLDEN TELECOM INC. GLOBE WATERMARK)

02-03

WE CHOSE "ACCESS GRANTED" AND "WORLD WITHOUT BARRIERS" AS THE THEMES FOR THIS YEAR'S ANNUAL REPORT TO SHAREHOLDERS. WE BELIEVE THAT THESE THEMES REFLECT THE MAJOR NEW CAPABILITY WE OBTAINED DURING 2005 AS A RESULT OF RECEIVING OUR LICENSE TO PROVIDE INTERNATIONAL AND LONG-DISTANCE SERVICES ON OUR OWN NETWORK.

OVER THE YEARS, GOLDEN TELECOM HAS BECOME A LEADER IN THE RUSSIAN
TELECOMMUNICATIONS INDUSTRY AND CONTINUES ITS FIRM DEVELOPMENT AS THE NUMBER
ONE NATIONAL FULL SERVICES TELECOM OPERATOR IN THE CIS. WE HAVE IMPORTANT REGIONAL OPERATIONS IN RUSSIA, UKRAINE, UZBEKISTAN, AND KAZAKHSTAN, AND A STRONG PORTFOLIO OF SERVICES THAT INCLUDES VOICE, DATA, DIAL-UP AND BROADBAND INTERNET, AND MOBILE TELECOMMUNICATIONS.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Chairman's Letter to Shareholders

UNPRECEDENTED ACCESS
IN A LANDMARK YEAR


DEAR SHAREHOLDERS:

By the end of 2005, Golden Telecom had largely completed construction of its own Federal Transit Network ("FTN") in accordance with the provisions of the new license. With these developments, we have been granted access to the entire Russian Federation as a market for long-distance and international services. Our FTN allows us to expand our addressable market within Russia and it allows us to connect in and out of Russia on our own network. In short, Golden Telecom is at a landmark stage in its development. We will immediately leverage this opportunity to broaden the geographic range of our business base and to penetrate new market segments. The new license provides the foundation we need to make Golden Telecom the leading telecommunications operator in Russia and the Commonwealth of Independent States ("CIS"), and I am confident we will make rapid progress in achieving our objective.

Over the years, Golden Telecom has become a leader in the Russian telecommunications industry and continues its firm development as the number one national full service telecom operator in the CIS. We have important regional operations in Russia, Ukraine, Uzbekistan, and Kazakhstan, and a strong portfolio of services that includes voice, data, dial-up and broadband Internet, and mobile telecommunications. We carry traffic for other carriers and we operate a thriving call center business offering a full array of services to major business customers that need reliable communications across multiple sites and users. Golden Telecom's fiber optic project opens up exciting opportunities for the development of broadband service offerings for customers. The Company expects to become Russia's leading provider of broadband Internet access to consumers and businesses. Golden Telecom will further develop its broadband strategy to take advantage of the growing demand for broadband in Russia. These achievements clearly demonstrate our ability to identify and serve customer needs, to successfully build strong and appealing brands across our portfolio, and to create dynamic regional businesses.

The opportunities of liberalization

Russia continues to liberalize its telecommunications market and in 2005 there were major regulatory changes. The new rules and regulations that were adopted on March 28, 2005 and came into effect on January 1, 2006 transformed our industry by stimulating more competition, which in turn will benefit customers. The new interconnection requirements affect numbering capacity, network design, use of radio frequency spectrum and traffic routing. Since January 1, 2006 Russian incumbent operators have been obliged to provide equal interconnection and traffic routing for all operators, including incumbent affiliated companies. There must now be non-discriminatory access to the market for all operators, including both incumbent operators and independent operators such as Golden Telecom. The rules also specify that prices charged by incumbent operators for interconnection and traffic routing are subject to government regulation.

Golden Telecom views all these developments positively as we remain focused on our customers and we already have wider network coverage than our alternative operator competitors. We have always developed our business in a way that allows us to take full advantage of deregulation. We anticipated that Golden Telecom would be granted increasing access to customers, and we are now taking advantage of these opportunities to continue to expand Golden Telecom as a world-class telecommunications brand. We are ideally qualified to compete successfully in the newly liberalized market places in Russia, Ukraine, and other countries in the CIS.

Separate roles for our CEO and President

In addition to the major regulatory moves in 2005, Golden Telecom decided to separate the roles of Chief Executive Officer and President during the year. Jean-Pierre Vandromme was appointed Chief Executive Officer effective September 1, 2005 with responsibility for all operational issues. Alexander Vinogradov remained as President and will coordinate Golden Telecom's government relations, regulatory requirements, and regional expansion.

We warmly welcome Mr. Vandromme and his extensive expertise. The Board is confident that Mr. Vandromme's extensive background in telecommunications and his proven track record at the cutting edge of our industry will ensure that Golden Telecom achieves its vision of being the leading telecommunications provider for its business and Internet customers.

The changes in Russia's telecommunications industry, as well as our strengthened management team, provide an excellent foundation for future consolidation and growth and creating shareholder value.

PETR AVEN                  /s/ PETR AVEN
Chairman,
Board of Directors
Golden Telecom, Inc.

                      (GOLDEN TELECOM INC. GLOBE WATERMARK)

GOLDEN TELECOM ACHIEVED RECORD RESULTS FOR THE YEAR ENDING DECEMBER 31, 2005. WE DEMONSTRATED STRONG GROWTH IN OUR MAIN LINES OF BUSINESS AS WELL AS CONTINUED GROWTH IN OVERALL CONSOLIDATED REVENUES, OPERATING INCOME, AND NET INCOME. THIS IMPRESSIVE PERFORMANCE MEANS WE HAVE NOW HAD SIX SUCCESSIVE YEARS OF GROWTH.

DURING 2005 WE ESTABLISHED A COMPREHENSIVE TWO-FOLD STRATEGY THAT WILL SEE US LEVERAGE CURRENT AND FUTURE BUSINESS OPPORTUNITIES AND PAVE THE WAY FOR CONTINUING SUCCESS: SHORT-TO-MID-TERM: UTILIZE OUR LONG DISTANCE LICENSE AND DEPLOY FTN. MID-TO-LONG-TERM: DEVELOP BROADBAND ACCESS.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Report from the Chief Executive Officer

GOLDEN TELECOM ACHIEVES RECORD RESULTS AND
GAINS ACCESS TO A NEW ERA OF GROWTH


Golden Telecom achieved record results for the year ending December 31, 2005. We demonstrated strong growth in our main lines of business as well as continued growth in overall consolidated revenues, operating income, and net income. This impressive performance means we have now had six successive years of growth.

The Company's consolidated revenues rose 14% to US$667.4 million compared to US$584.0 million in the financial year ended December 31, 2004. Golden Telecom's net income rose 17% in 2005 to US$76.1 million from US$64.8 million in 2004. Golden Telecom continues to maintain a healthy cash balance. In 2005, our cash flow from operations allowed us to pay US$29.1 million in cash dividends to our common shareholders, spend US$18.1 million on acquisitions funded by cash, and apply US$118.2 million toward the purchase of fixed and intangible assets. With virtually no long-term or short-term debt and strong cash flows, Golden Telecom is in an excellent financial position, and continues to be well positioned to take advantage of future opportunities. In 2005, we were able to implement our Federal Transit Network ("FTN") in compliance with the Russian telecommunications rules and regulations that came into force on January 1, 2006, and in compliance with the Company's Russian long distance license obtained in 2005.

Our FTN and our new license transform our business prospects through greater access to infrastructure and potential customers. Our acquisitions are also boosting our network's strengths and our geographic reach. We now have greater access - in terms of geography and market segments - than at any time in our history. Not only do we have greater access but we also have the requisite knowledge and skills to fully exploit these new opportunities. We expect to pursue such opportunities to benefit our shareholders and our customers. Given our strong market-oriented culture and our track record of high quality service offerings, we are confident that we will quickly leverage the business potential of the new environment in which we are operating. The developments of 2005 assist our regional ambitions enormously and grant us true access to a world without borders. For telecommunications users in all our markets, Golden Telecom will increasingly become the provider of choice, setting new benchmarks in service, technology and price.

Our Strategy

Golden Telecom's ultimate aim is to be the leading telecommunications operator in Russia and the Commonwealth of Independent States ("CIS"). During the next few years, Golden Telecom will be one of a very small number of operators in the Russian market to be able to provide international and domestic long-distance, as well as intercity services, to all types of customers.

During 2005 we established a comprehensive two-fold strategy that will see us leverage current and future business opportunities and pave the way for continuing success:

SHORT-TO-MID-TERM: Utilize our long distance license and deploy our FTN.

MID-TO-LONG-TERM: Develop broadband access.

SHORT-TO-MID-TERM

Our FTN is an exciting new opportunity that allows us to reduce the cost of transit and avoid the need to send traffic via incumbent operators. The network consists of 4 international long-distance switches, as well as 7 domestic long-distance switches and 88 access nodes - located in each constituent territory of Russia. It allows us to expand regionally and penetrate new markets. At a single stroke, our addressable market has increased from only 25 regions in Russia with a population of 77.1 million people to all 88 Russian regions with a population of 143.0 million.

We will also be able to broaden our segment range by serving the promising small and medium-sized business ("SMB") sector and the small office home office ("SOHO") segment while also increasing our presence in the consumer market. With our FTN, we now have access to 1.3 million businesses, compared to just 0.3 million before, and 32 million existing residential customers.

The new license and the FTN also allow us to operate long-distance voice traffic for other licensed operators, including mobile operators. This is an important business opportunity because all operators without a long-distance license will have to be interconnected to an FTN provider.

In addition, the incumbent operators have previously only served other carriers, as opposed to end-users. Golden Telecom is therefore the only new license holder with its own network that has experience in serving end-users. We believe this experience will serve us well in securing future traffic gains.

MID-TO-LONG-TERM

Our primary focus moving forward will be on providing broadband services for both business and consumer users. Offering broadband to consumers is an important expansion of our successful Internet capabilities.

06-07


MID-TO-LONG-TERM

OUR PRIMARY FOCUS MOVING FORWARD WILL BE ON PROVIDING BROADBAND SERVICES FOR BOTH BUSINESS AND CONSUMER USERS. OFFERING BROADBAND TO CONSUMERS IS AN IMPORTANT EXPANSION OF OUR SUCCESSFUL INTERNET CAPABILITIES.

We fully understand the importance of building coherent business streams from broadband. Total Internet Protocol ("IP") bandwidth in Russia has doubled annually since 2003. The broadband explosion will further accelerate the demand for bandwidth. We expect the number of broadband users in Russia will double annually and reach 7.9 million users by 2010.

We currently serve our large corporate users with broadband by running fiber of the buildings they occupy. Looking ahead, we anticipate a mixed broadband delivery platform that will include wireless service offerings to address a much wider business and consumer market with multiple products and services. Golden Telecom is looking at many ways of delivering broadband services in the future.

As part of this strategy, we recently signed a framework agreement with Nortel to deploy up to 5,000 Wireless Fidelity ("WiFi") access nodes in Moscow. Golden Telecom plans to conclude testing of sample WiFi access nodes during the second quarter of 2006. After the testing is completed, we will phase in customer access plans throughout Moscow. The network will provide universal broadband coverage in Moscow and will support our aim of offering universal indoor and outdoor access to the majority of the target market of approximately 3.9 million households in Moscow that can afford both a computer and broadband services, as well as to almost all businesses. Our services will include Voice over IP ("VoIP") capabilities that will be packaged with the Company's Aport Internet search engine to offer location-based search services. These broadband services will be competitively priced and offer higher speed than many other Internet access services currently available in Moscow.

Fiber Optic Cable Line

To facilitate the implementation of our broadband strategy and the offering of services under our long distance license Golden Telecom has completed the construction of our Fiber Optic Cable Line ("FOCL") from Moscow to Nizhny Novgorod in November 2005. The line became operational in March 2006 and will eventually run through Nizhny Novgorod to Ufa and Kazan. We plan to expand our FOCL further from Kazan to Ekaterinburg through Naberezhnye Chelni and Perm, and also from Ufa up to Saratov, and finally from Moscow to Krasnodar through Rostov-on-Don. Our partner in this project is Vimpelcom. This high capacity backbone is expected to be completed and operational in the second half of 2007. Our acquisition of a 54% interest in ZAO Rascom ("Rascom") in 2005 complements our FOCL development. Rascom has its own infrastructure and facilities linking Moscow and St. Petersburg and extending to the Russian border with Finland. These facilities provide Golden Telecom with the opportunity to expand services that require considerable trunking capacity, such as broadband access and the deployment of the FTN. Our intended FOCL coverage will ensure that we target high potential regions that have a combined population of 63.4 million people which is approximately 45% of the entire population of Russia and where the annual fixed line market volume in terms of revenues exceeds $4.4 billion.

Growing regionally

Regional development is one of our major objectives. We are creating the right conditions for steady organic growth, but we also intend to acquire small-to-medium alternative carriers with coverage, clients, broadband access, and a local loop as a means of augmenting our regional development.

Our acquisitions during the year were an integral part of the enhanced access we have secured in all our markets. Each acquisition has delivered a specific resource that improves our ability to access customers both today and in the future. The October 2005 acquisition of ZAO Sochitelecom in Sochi (Krasnodar region), for example, provides us access to smaller corporate

                                                      (GOLDEN TELECOM INC. LOGO)


I WOULD LIKE TO THANK THE ENTIRE SENIOR MANAGEMENT TEAM OF GOLDEN TELECOM FOR THEIR HARD WORK DURING THE YEAR. I ALSO EXPRESS MY GRATITUDE TO EACH OF OUR EMPLOYEES FOR THEIR LOYALTY AND DETERMINATION. WE WERE GRANTED ACCESS TO UNPRECEDENTED NEW OPPORTUNITIES IN 2005. I AM CONFIDENT WE WILL EXPLOIT THE NEW OPPORTUNITIES TO THE FULL AND SEE EVEN MORE SUCCESS IN THE FUTURE.

and residential fixed-line and broadband customers in one of the fastest growing markets in Russia. Our acquisition of a further 60% in 000 Joint Venture Sakhalin Telecom Limited ("Sakhalin Telecom"), in September 2005, gives us access to a growing number of leading oil and gas multinational companies operating in Sakhalin. We are also starting to use Sakhalin Telecom's network to provide broadband Internet to residential customers in the region to capture the growing demand for this service. Our goal, ultimately, is to follow our customers and to serve their needs wherever they are in Russia or the CIS. We believe macro-economic growth in Russia, Ukraine and the CIS will continue to help us build and expand our client base, especially as we continue to develop our network and services to realize our vision of being the telecommunications leader in Russia and the CIS.

OUTLOOK

For 2006, the Company expects to grow organically, through selected acquisitions, and through development of new product lines. The Company plans to expand its broadband access strategy in 2006. We already have the option to increase, as needed, the number of WiFi nodes in Moscow from 5,000 to more than 15,000. Additionally, as part of this broadband access rollout strategy, we have installed approximately 870 DSL nodes outside Moscow with a combined capacity of 25,260 ports, of which 17,030 are already deployed. Golden Telecom will aggressively pursue its broadband strategy and will make use of any technology it deems appropriate to achieve its goals. In closing, I should emphasize that Golden Telecom has entered a new era and has moved closer to achieving our goal to be the leading telecommunications provider in Russia and the CIS. There was clear evidence of our leadership when we were named in the Annual National Business Excellence Awards as "Company of the Year 2005". We at Golden Telecom are proud of this prestigious award that was presented under the patronage of the Russian Federation's Ministry of Economic Development and Trade.

I would like to thank the entire senior management team of Golden Telecom for their hard work during the year.

I also express my gratitude to each of our employees for their loyalty and determination. We were granted access to unprecedented new opportunities in 2005.I am confident we will exploit the new opportunities to the full and see even more success in the future.

JEAN-PIERRE VANDROMME
Chief Executive Officer
Golden Telecom, Inc.

/s/ JEAN-PIERRE VANDROMME

08-09

Golden Telecom's Federal Transit Network

                              (TRANSIT NETWORK MAP)

Golden Telecom's Long Distance ("LD") Potential Market

BEFORE                                                              AFTER
LD LICENSE DEPLOYMENT                                               LD LICENSE DEPLOYMENT (2006 - FORECAST)
---------------------                                               ---------------------------------------

Coverage                              25 regions                    Coverage                            88 regions
Population                            77.1 mln                      Population                          143 mln
Share in GDP                          57%                           Share in GDP                        100%
LD Market Volume                      $ 1.9 bill.                   LD Market Volume                    US$ 3.3 bill.
Businesses                            0.3 mln                       Businesses                          1.3 mln
Residential                           --                            Residential                         32 mln


Source: IKS-Consulting

                              (TRANSIT NETWORK MAP)

10-11


Golden Telecom's
Fiber Optic Cable Line


                          (FIBER OPTIC CABLE LINE MAP)


Golden Telecom's Fiber Optic Cable Line ("FOCL") Regions Data

                                          POPULATION,  TOTAL REGIONAL PRODUCT  FIXED LINE MARKET VALUE  TOTAL TELECOM MARKET
                                           MLN PEOPLE     (US$ BILLION)(2004)      (US$ BILLION)(2004)   (US$ BILLION)(2004)
                                     ----------------  ----------------------  -----------------------  --------------------

Total FOCL
Regions                                        63.458                   258                        5                     13
Total Russian Federation                      143.500                   582                        8                     19
                                                   44%                   44%                      63%                    68%

Source: IKS-Consulting, Goscomstat

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


FINANCIAL
PERFORMANCE

Financial results

                                                                      FOR THE YEAR ENDED DECEMBER 31,
                                                                      -------------------------------
US$ MILLIONS (EXCEPT PER SHARE DATA)                                           2005             2004        CHANGES %
------------------------------------                                   ------------     ------------     ------------

Revenue                                                                $      667.4     $      584.0     $      14.28
Income from operations                                                        116.0             95.5            21.47
Net Income                                                                     76.1             64.8            17.44
Net income per share - diluted                                                 2.08             1.77            17.51
Weighted average common shares outstanding -  diluted                          36.6             36.6             0.00
Purchase of property, plan and equipment and intangible assets                118.2            114.6             3.14
Cash spent on acquisitions, net of cash acquired                       $       18.1     $       15.5            16.77

Financial position

                                                                                  AS OF DECEMBER 31,
                                                                       -----------------------------
                                                                               2005             2004
                                                                       ------------     ------------     ------------

Total assets                                                           $      882.2     $      805.8             9.48
Total debt and capital leases, including current portion                        4.3              4.0             7.50
Shareholders' equity                                                   $      675.1     $      626.4             7.77

Closing prices per share

                                                  2005                              2004
                                      -----------------------------     -----------------------------
US$                                           HIGH              LOW             HIGH              LOW
---                                   ------------     ------------     ------------     ------------

First quarter                         $      30.37     $      24.69     $      36.63     $      28.24
Second quarter                               30.32            24.82            35.93            22.77
Third quarter                                31.34            27.13            30.97            23.61
Fourth quarter                               31.39            25.40            31.45            25.94

Total Revenue US$m 2002-2005

(TOTAL REVENUE BAR CHART)

           2001     2002     2003     2004     2005
           ----     ----     ----     ----     ----
100       $140.0    $198.7   $360.5   $584.0   $667.4


Revenue per division US$m 2005

(REVENUE PER DIVISION PIE CHART)

Business and Corporate Services       $387.4
Carrier and Operator Services         $221.4
Consumer Internet Services            $ 44.5
Mobile Services                       $ 14.1

12-13

                   (BUSINESS AND CORPORATE SERVICES WATERMARK)


OUR BUSINESS AND CORPORATE SERVICES ("BCS") DIVISION IS OUR LARGEST LINE BUSINESS. WE PROVIDE BUSINESS AND CORPORATE SERVICES INCLUDING VOICE AND DATA SERVICES TO SOME OF THE MOST PRESTIGIOUS CORPORATE CLIENTS IN RUSSIA AND THE CIS. ANNUAL REVENUE FOR THE YEAR WAS US$387.4 MILLION COMPARED TO US$324.8 MILLION IN 2004, AN INCREASE OF 19% OVER THE PREVIOUS YEAR. OPERATING INCOME WAS US$102.3 MILLION, UP 41% FROM US$72.3 MILLION IN 2004.


THIS DIVISION HAD AN EXCELLENT YEAR IN 2005 AND CONTINUED TO EXHIBIT SUSTAINED GROWTH IN THE FACE OF STRONG COMPETITION AND A RAPIDLY CHANGING REGULATORY ENVIRONMENT. THE SUBSTANTIAL REVENUE AND OPERATING INCOME INCREASES REFLECT CONTINUING STRONG DEMAND FOR OUR FIXED LINE TELECOMMUNICATIONS SOLUTIONS THROUGHOUT RUSSIA AND THE COMMONWEALTH OF INDEPENDENT STATES ("CIS"). THE PERFORMANCE ALSO UNDERLINES THE SUCCESS OF GOLDEN TELECOM'S ONGOING STRATEGY TO GROW MARKET SHARE THROUGH ATTRACTIVE SERVICE OFFERINGS AND A FOCUS ON CUSTOMER CARE.


A key theme during Golden Telecom's continued expansion of its operations far beyond Moscow and across borders. Our BCS division is now truly borderless, providing connectivity to business and corporate customers in Russia, and across international borders to Ukraine, Kazakhstan and Uzbekistan.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


BUSINESS AND CORPORATE
SERVICES


Maintaining leadership

In 2005, Golden Telecom maintained its leadership in the corporate segment in both Moscow and in Russia as a whole. Revenues increased year-on-year largely due to continued macro-economic growth in Russia and the CIS which has contributed to an increase in our client base as well as the continuing demand for our telecommunications from a large number of existing customers across our various geographic markets. Operating margins in BCS remained robust and increased to 26% in 2005 from 22% in 2004, which reflected the demand for high-value and high-margin services from our customers as they develop their businesses in regions outside of the major cities of Russia and the CIS.

In Moscow, which represents over 60% of our BCS business, we now serve approximately 70% of the large-enterprise market. We saw a continuing boom in commercial real estate during 2005, which we have been able to translate into a growing stream of profitable revenues from business users. We achieved this by maintaining good relationships with real-estate developers. Golden Telecom is also recognized as having the strongest sales team in the market for the business and corporate solutions sector. In this regard, our Key Accounts program launched in 2005 is expected to increase loyalty among our major business and corporate customers. Our strategy is to maintain focus on our existing customer base while also serving new customers in this market segment.

We also attracted new customers in 2005 by expanding into the rapidly growing small and medium-sized business ("SMB") segment and the Small Office-Home Office ("SOHO") markets. Business from SMBs is growing quickly and we will continue to target this segment.

In the first quarter of 2005, we signed telecom services partner agreements with more than 21 multi-tenant business centers in Moscow. This growth continued during the remainder of the year. In the third quarter, for example, Golden Telecom added 25 new multi-tenant business centers and 5 new trade centers. By year end, we had signed 105 new multi-tenant business centers and 18 new trade centers. We also strengthened our portfolio of four-star and five-star hotels in Moscow by signing 3 additional major international brands. Our sound track record in the hotels sector was further underlined when Golden Telecom was named "Best Partner" in the 2005 Moscow Hotels Management Association Automation Awards. Golden Telecom also provided a portfolio of communications services to the Evaluation Commission of the International Olympic Committee in March. The number of contracts signed by the BCS division in 2005 rose by 13%, as compared to 2004.

Call centers

We continue to provide major corporate customers with call center services and saw significant revenue growth of 25% over 2004 in this area. Golden Telecom opened a second site for its call center operations in November 2005 to offer Call Processing Center ("CPC") services to corporate clients. We see excellent growth prospects in this business and we plan to expand our CPC activities still further to meet the strong demand in this sector.


WE ALSO BENEFITED FROM INCREASED DEMAND FOR SERVICES FROM OUR EXISTING CUSTOMERS IN ST. PETERSBURG, NIZHNY NOVGOROD, KHABAROVSK, ARKHANGELSK, UFA, VLADIVISTOK, IRKUTSK, EKATERINBURG, VORONEZH, KRASNODAR, TYUMEN, VOLGOGRAD, SAMARA, TULA, AND KRASNOYARSK, AND OTHER MAJOR POPULATION CENTERS

The total number of contracts in the BCS segment increased from 162,728 contracts at year-end 2004 to 184,206 at year-end 2005

14-15

                    (CARRIER AND OPERATOR SERVICES WATERMARK)

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


CARRIER AND OPERATOR
SERVICES

OUR CARRIER AND OPERATOR SERVICES ("COS") DIVISION IS A WHOLESALE PROVIDER OF VOICE, DATA AND INTERNET SERVICES TO FOREIGN AND RUSSIAN TELECOMMUNICATIONS AND MOBILE OPERATORS. ANNUAL REVENUE FOR THE YEAR WAS US$221.4 MILLION, AN INCREASE OF 11% OVER THE US$198.9 OF THE PREVIOUS YEAR.

Our ability to deliver services across the Russian regions and across international borders is important to customers of our COS division. We are transmitting an increased volume of international and domestic telecommunications, data and Internet traffic for other international and domestic operators. When our customers partner with Golden Telecom, they choose a company with a presence not just in Russia, but in other countries in the Commonwealth of Independent States ("CIS"). They also understand that Golden Telecom is committed to building its regional operations This provides a platform for a long-term business relationships. Our wholesale customers realize that Golden Telecom's borderless world is helping to shape a mutually prosperous future.


Growth of wholesale traffic

The increase in COS revenues was due to the expansion of our operations with existing partners and the addition of new carriers in the regions as we continue to expand the number of available destinations where we land our traffic. The growth in revenues also reflects the higher volume of traffic from existing and new customers. Our revenues from transmission of international traffic in Russia increased as we carried more traffic that terminated in CIS countries.

Expansion, new carriers, and higher volumes

The total customer contracts in COS increased by 13% at year-end 2005, compared to year-end 2004. The 2005 liberalization of the long-distance market will provide Golden Telecom more opportunities by allowing local operators to conclude traffic exchange agreements with us as a licensed long distance carrier. We see our Federal Transit Network ("FTN") as a major resource for serving our COS customers.

                     (CONSUMER INTERNET SERVICES WATERMARK)


16-17


OUR CONSUMER INTERNET SERVICES DIVISION SERVES CUSTOMERS ACROSS RUSSIA, KAZAKHSTAN AND UZBEKISTAN THROUGH OUR BRAND ROL, AND IN UKRAINE THROUGH SVIT-ON-LINE. SERVICES ARE PROVIDED MAINLY THROUGH DIAL-UP INTERNET, WITH PRE-PAID USAGE CARDS OFFERED IN ECONOMICALLY VIABLE AREAS. AS OF DECEMBER 2005, ROL AND SVIT-ON-LINE WERE AVAILABLE AT MORE THAN 17,000 POINTS OF SALE. GOLDEN TELECOM IS NOW LOOKING TO PROVIDE HIGH QUALITY BROADBAND INTERNET SERVICES TO CONSUMERS IN ALL ITS MARKETS.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


CONSUMER INTERNET SERVICES


WHEN GOLDEN TELECOM SHOWCASES ITS ABILITY TO DELIVER BORDERLESS COMMUNICATIONS, OUR TRACK RECORD IN THE INTERNET COMES TO THE FORE. FOR OVER A DECADE, ROL HAS BEEN ACKNOWLEDGED AS THE NATIONAL LEADER IN PROVIDING INTERNET ACCESS, OFFERING SERVICES THROUGHOUT RUSSIA. OUR INTERNET SERVICES CROSS INTERNATIONAL BORDERS. ROL'S DIAL-UP SERVICES ARE THE ONLY WAY MANY PEOPLE HAVE ACCESS TO THE BORDERLESS ONLINE WORLD.

Golden Telecom is pushing Internet its vision of a borderless online world aggressively forward in 2006 and beyond. In the next year, we plan to pursue vigorous expansion of our broadband access strategy with a focus on the consumer market. Golden Telecom's broadband access strategy will bring the borderless world of the Internet to more people in Russia and other countries in the Commonwealth of Independent States ("CIS") than ever before.


Serving the dial-up market

The Consumer Internet Services division operated in a very competitive environment during 2005 but still succeeded in increasing the number of dial-up Internet access points from 413,351 at December 31, 2004 to 422,480 to December 31, 2005.

The division's flagship brand - ROL - is Russia's largest dial-up Internet provider and is the umbrella under which we are consolidating our other acquired brands. Moscow and St. Petersburg remain our main dial-up markets and Golden Telecom held a market share among Internet users at year end of more than 50%.

ROL has helped the Internet become a lifestyle, a basis of prosperity, and an inexhaustible source of knowledge for many Internet users. It has helped the Internet become a part of everyday life for many people in Russia and elsewhere in the CIS.

Our broadband strategy

The broadband opportunity is enormous and Golden Telecom has a comprehensive broadband strategy that we believe will enjoy significant success. Golden Telecom has to date focused its broadband offering on the corporate sector where it is the leading provider of leased-line Internet services to corporate customers. We are now turning our attention to meeting the demand for broadband among millions of consumers. We have already combined our consumer dial-up and consumer broadband Internet businesses into one business unit.

Golden Telecom has adopted a strategy of providing wireless Internet in major cities. We continue to test new technologies that will benefit customers and allow Golden Telecom to strengthen its leading position in the consumer Internet market as well as to up-sell the existing dial-up customer base. A recent example of this is Golden Telecom's pilot program in Moscow of Wireless Fidelity ("WiFi") - major wireless solutions for delivering broadband to customers. This project follows the cutting-edge examples set by Google, Earthlink and others that have built WiFi municipal networks in San Francisco, Philadelphia, Miami, Minneapolis, Taipei, London and many other cities.

Golden Telecom is exploring opportunities to use WiFi in other cities such as St. Petersburg, Nizhny Novgorod, and elsewhere in Russia where the Company expects the highest potential demand for these types of products and technologies. For example, we have already deployed some 870 Digital Subscriber Line ("DSL") nodes outside Moscow with a combined capacity of 25,260 ports, of which 17,030 are already deployed.

Golden Telecom is pursuing its broadband strategy aggressively with the ultimate aim of providing high quality broadband Internet services to consumers in all of our markets.

18-19

                           (MOBILE SERVICES WATERMARK)

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


MOBILE SERVICES


         OUR MOBILE SERVICES DIVISION COVERS A POPULATION OF OVER 3.6 MILLION THROUGH ITS CELLULAR NETWORK IN UKRAINE. GOLDEN TELECOM WAS THE FIRST GSM OPERATOR IN UKRAINE AND IN 2006 WILL CELEBRATE 10 YEARS OF OPERATIONS IN THIS MARKET. ANNUAL REVENUE FOR THE YEAR FROM OUR MOBILE SERVICES WAS US$14.1 MILLION, A DECREASE OF 11% OVER THE PREVIOUS YEAR. OPERATING INCOME WAS US$3.5 MILLION, A 26% DECREASE OVER 2004.

For 10 years we have ensured our customers in Ukraine have full access in conjunction with the freedom of mobile telephony. This is another aspect of the borderless world of communications that we provide.

         Our overall strategy is to develop the mobile business as a value-added service in conjunction with our fixed line business in Kiev and Odessa. We are targeting premium private customers and high-revenue business customers who are already our wireline subscribers.

         The division's performance is in line with management's expectations of maintaining a profitable line of business, with minimal capital expenditure. The business primarily offers services to our existing BCS customers in Ukraine.

20-21


BOARD OF DIRECTORS


Petr Aven                                  David Herman                                   Kjell Johnsen

Alfa Bank, President                       GOLDEN TELECOM, INC.                           Telenor Networks, Vice President
                                           Member of the Board
GOLDEN TELECOM, INC.                       Audit Committee, Chairman                      GOLDEN TELECOM, INC.
Chairman of the Board                      Compensation Committee, Chairman               Member of the Board
Nominating and Corporate                   Nominating and Corporate Governance            Executive Committee, Chairman
Governance Committee Member                Committee, Chairman                            Compensation Committee Member
                                                                                          Nominating and Corporate
                                                                                          Governance Committee Member


Michael Calvey                              Oleg Malis                                    Alexey Khudyakov

Baring Vostok Capital Partners,             Altimo, Senior Vice-President                 Altimo, Vice President
Co-Managing Partner
Baring Private Equity Partners              GOLDEN TELECOM, INC.                          GOLDEN TELECOM, INC.
Limited, Senior Partner                     Member of the Board                           Member of the Board
                                            Executive Committee Member                    Compensation Committee Member

GOLDEN TELECOM, INC.
Member of the Board
Audit Committee Member
Nominating and Corporate
Governance Committee Member
Executive Committee Member

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Jan Thygesen                                           Dmitry Korol

Telenor Central and Eastern Europe,                    GOLDEN TELECOM, INC.
Executive Vice President                               Member of the Board
Telenor Nordic Mobile, CEO

GOLDEN TELECOM, INC.
Member of the Board



Vladimir Androsik                                     Vladimir Bulgak
OAO Svyazinvest,                                      GOLDEN TELECOM, INC.
Advisor to the General Director                       Member of the Board

GOLDEN TELECOM, INC.
Member of the Board

22-23


FINANCIAL REVIEW


Selected Financial Data                                                      23

Management's Discussion and Analysis
of Financial Condition and Results of Operations                        25 - 50

Report of Independent Registered
Public Accounting Firm                                                       51

Consolidated Balance Sheets
as of December 31, 2004 and 2005                                        52 - 53

Consolidated Statements of Operations for the
years ended December 31, 2003, 2004 and 2005                                 54

Consolidated Statements of Cash Flows for the
years ended December 31, 2003, 2004 and 2005                                 55

Consolidated Statements of Shareholders' Equity
for the years ended December 31, 2003, 2004 and 2005                         56

Notes to Consolidated
Financial Statements                                                    57 - 81

Management's Report
on Internal Control over Financial Reporting                                 82

Report of Independent Registered
Public Accounting Firm                                                       83

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Selected Financial Data

The following selected historical consolidated financial data at December 31, 2001, 2002, 2003, 2004 and 2005, and for all of the years presented are derived from consolidated financial statements of Golden Telecom, Inc. (the "Company") which have been audited by Ernst & Young (CIS) Limited and Ernst & Young LLC, independent registered public accounting firms.

The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this document.

                                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                             ------------------------------------------------------------------
US$'000S (EXCEPT PER SHARE DATA)                                   2001          2002          2003          2004          2005
--------------------------------                             ----------    ----------    ----------    ----------    ----------

STATEMENT OF OPERATIONS DATA:
Revenues                                                     $  140,038    $  198,727    $  360,534    $  583,978    $  667,379
Cost of revenues (excluding depreciation and amortization)       63,685        91,189       181,085       300,588       347,532
Gross margin                                                     76,353       107,538       179,449       283,390       319,847
Selling, general and administrative
(excluding depreciation and amortization)                        48,935        46,147        64,384       112,855       119,890
Depreciation and amortization                                    41,398        29,961        45,334        74,999        84,015
Impairment charge                                                31,291            --            --            --            --
Income (loss) from operations                                   (45,271)       31,430        69,731        95,536       115,942
Equity in earnings of ventures                                    8,155         4,375         4,687           278           460
Interest income (expense), net                                      777          (667)         (872)          559         1,677
Foreign currency gain (loss)                                       (647)       (1,174)         (232)          660        (1,212)
Minority interest                                                   117           527           480         1,506         2,978
Provision for income taxes                                        1,902         4,627        17,399        30,744        37,816
Net income (loss) before cumulative effect
of change in accounting principle                               (39,005)       28,810        55,435        64,783        76,073
Cumulative effect of change in accounting principle                  --           974            --            --            --
Net income (loss)                                               (39,005)       29,784        55,435        64,783        76,073
Net income (loss) per share before cumulative effect
of change in accounting principle - basic                         (1.65)         1.20          1.95          1.79          2.09
Cumulative effect of change in accounting principle                  --          0.04            --            --            --
Net income (loss) per share - basic                               (1.65)         1.24          1.95          1.79          2.09
Weighted average shares - basic                                  23,605        24,102        28,468        36,226        36,378
Net income (loss) per share before cumulative effect
of change in accounting principle - diluted                       (1.65)         1.17          1.90          1.77          2.08
Cumulative effect of change in accounting principle                  --          0.04            --            --            --
Net income (loss) per share - diluted                             (1.65)         1.21          1.90          1.77          2.08
Weighted average shares - diluted                                23,605        24,517        29,107        36,553        36,605
Cash dividends per common share                                      --            --            --          0.80          0.80

24-25


                                                                                        AT DECEMBER 31,
                                                                --------------------------------------------------------------
US$'000s                                                              2001         2002         2003         2004         2005
--------                                                        ----------   ----------   ----------   ----------   ----------

BALANCE SHEET DATA:
Cash and cash equivalents                                       $   37,404   $   59,625   $   65,180   $   53,699   $   67,176
Investments available for sale                                       8,976           --           --           --           --
Property and equipment, net                                         98,590      166,121      283,110      347,891      407,907
Investments in and advances to ventures                             45,981          721          251          742       10,889
Goodwill and intangible assets, net                                 57,146      127,669      248,843      247,570      243,129
Total assets                                                       300,384      435,810      729,226      805,768      882,211
Long-term debt, including long-term capital lease obligations       10,733       29,732        3,963        1,738        2,367
Minority interest                                                    5,967        2,187        2,722       11,738       19,693
Shareholders' equity                                               224,892      311,506      584,279      626,381      675,103

Refer to Note 5 to the Consolidated Financial Statements for descriptions of recent acquisitions that impact the comparability of financial information. Other less recent business combinations and information not disclosed in the footnotes were as follows:

In June 2001, the Company acquired Internet service provider ("ISP") ZAO Cityline ("Cityline"), 51% of ISP OOO Uralrelcom ("Uralrelcom") and infrastructure company ZAO First Telecommunications Company ("PTK") for cash consideration of approximately $29.0 million, including $6.0 million that was held in escrow.

In September 2001, the Company acquired 51% of Agency for Business Communications ("ADS"), a competitive local exchange carrier operating primarily in Nizhny Novgorod, for cash consideration of approximately $2.9 million. The impact of this acquisition was not material.

The results of operations of Cityline, Uralrelcom and PTK have been included in the Company's consolidated operations since June 1, 2001. The results of operations of ADS have been included in the Company's consolidated operations since September 1, 2001.

In August 2002, the Company acquired approximately 31% of Golden Telecom (Ukraine) ("GTU") for cash consideration of approximately $5.2 million, including $3.7 million recorded as a liability, net of $0.3 million discount, determined at the rate of 6.11%. The acquisition was accounted for as a purchase business combination under US GAAP. The Company recorded approximately $1.8 million of contract-based customer relationship intangible assets that is amortized over a period of approximately 5 years. There was no goodwill recorded as a result of this transaction.

In September 2002, subsidiaries of the Company completed the acquisition of 50% of EDN Sovintel LLC ("Sovintel") that the Company did not own from OAO Rostelecom ("Rostelecom"), pursuant to an Ownership Interest Purchase Agreement, dated March 13, 2002, by and among subsidiaries of the Company and Rostelecom, bringing the Company's ownership in Sovintel to 100%. The total purchase price of approximately $113.1 million consisted of approximately $50.7 million in the Company's common stock, representing 4,024,067 shares, $10.0 million in cash consideration, $46.0 million in promissory note consideration, and direct transaction costs of approximately $7.1 million, including an investment banking fee of approximately $3.3 million paid to an affiliate of Alfa Group Consortium, a shareholder of the Company. Sovintel provides worldwide communications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia. The Company began consolidating the results of operations of Sovintel on September 17, 2002.

In June 2001, the Financial Accounting Standards Board issued Statement on Financial Accounting Standard ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. In accordance with SFAS No. 141 and SFAS No. 142, the Company ceased amortizing goodwill as of January 1, 2002.

In the third quarter of 2004, management determined that the Company had been inadvertently carrying accruals for estimated taxes, other than income taxes. Management concluded these accruals for estimated taxes should have been considered unnecessary and reversed prior to January 1, 2000. The net effect of the correction of this non-cash error was to reduce current liabilities and non-current liabilities by $2.0 million each with an offsetting decrease to accumulated deficit of $4.0 million in 2001 through 2004. This adjustment had no effect on the reported results of operations in any of the periods presented.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Management's Discussion and Analysis
of Financial Condition and Results of Operations


The following discussion and analysis relates to our financial condition and results of operations for each of the years ended December 31, 2003, 2004, and 2005. This discussion should be read in conjunction with the "Selected Financial Data" and our Consolidated Financial Statements and the notes related thereto appearing elsewhere in this document.

OVERVIEW

We are a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). We offer voice, data and Internet services to corporations, operators and consumers using our metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan, and Uzbekistan, and via leased channels and intercity fiber optic and satellite-based networks, including approximately 259 access points in Russia and other countries of the CIS. In addition, we offer mobile services in the Ukrainian cities of Kiev and Odessa.

We organize our operations into four business segments, as follows:

Business and Corporate Services ("BCS")

Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide business and corporate services including voice and data services to corporate clients across all geographical markets and all industry segments, other than telecommunications operators;

Carrier and Operator Services

Using our fiber optic and satellite-based networks in and between major metropolitan areas of Russia, Ukraine and other countries of the CIS, we provide a range of carrier and operator service including voice and data services to foreign and Russian telecommunications and mobile operators;

Consumer Internet Services

Using our fiber optic and satellite-based networks, we provide Internet access to the consumer market and web content offered through a family of Internet portals throughout Russia, Ukraine, Kazakhstan, and Uzbekistan; and

Mobile Services

Using our mobile networks in Kiev and Odessa, Ukraine, we provide mobile services with value-added features, such as voicemail, roaming and messaging services on a subscription and prepaid basis.

We intend, wherever possible, to offer all of our integrated telecommunication services under the Golden Telecom brand, although, some services still carry local brands because of recent acquisitions. Our dial-up Internet services are distributed under the ROL brand in Russia, Kazakhstan and Uzbekistan and under the Svit-On-Line brand in Ukraine.

Most of our revenue is derived from high-volume business customers and carriers. Our business customers include large multi-national companies, local enterprises, financial institutions, hotels and government agencies. We also believe that carriers derive a portion of their business from high-volume business customers. Thus, we believe that the majority of our ultimate end-users are businesses that require access to highly reliable and advanced telecommunications facilities to sustain their operations.

Traditionally, we have competed for customers on the basis of network quality, customer service and range of services offered. In the past several years, other telecommunications operators have also introduced high-quality services to the segments of the business market in which we operate. Competition with these operators is intense, and frequently results in declining prices for some of our services, which adversely affect our revenues. In addition, some of our competitors do not link their prices to the United States dollar ("USD") - ruble exchange rate, so when the ruble devalues, their prices effectively become lower in relation to our prices, which are mostly set in USD. The ruble exchange rate with the USD has become relatively stable since early 2000 and has slightly appreciated during the three year period ending December 31, 2005, so price pressures associated with devaluation have eased considerably. We cannot be certain that the exchange rate will remain stable in the future and therefore we may experience additional price pressures.

In 2005, we continued to experience growth in our main lines of business and to benefit from strong macro-economic growth in the markets where we operate. We successfully

26-27


implemented our Federal Transit Network ("FTN") in 2005 to comply with the new laws and regulations on intercity long distance services that came into effect on January 1, 2006. Despite being faced with challenges of continued changes in the regulatory and telecommunications environment in Russia and Ukraine, we remained focused on developing our business through organic growth, acquisitions, and the expansion of our services.

RECENT ACQUISITIONS

We continue to pursue consolidation opportunities through selective acquisitions that will allow us to expand our geographical reach, add to our service offerings, and improve our market share while maintaining operational control. Our recent acquisitions have enabled us to realize new opportunities in major cities in the Russian regions by increasing our customer base, increasing our access to critical infrastructure including such as last mile, and furthering our consumer broadband strategy in Moscow, St. Petersburg, and other cities in Russia. Described below are our acquisitions occurring in 2004 and 2005. Refer to note 5 in the financial statements included in this report for more details about acquisitions occurring in 2003, 2004, and 2005.

In February 2004, we completed the acquisition of 100% ownership interest in ST-HOLDING s.r.o. ("ST-HOLDING"), a Czech company that owns 50% plus one share in ZAO Samara Telecom, a telecommunications service provider in Samara, Russia, from ZAO SMARTS and individual owners for cash consideration of approximately $4.8 million in cash.

In April 2004, we completed the acquisition of 100% of the common shares in OAO Balticom Mobile ("Balticom") that owns 62% of ZAO WestBalt Telecom, an alternative telecommunications operator in Kaliningrad, Russia, for cash consideration of approximately $7.2 million.

In April 2004, we completed the acquisition of the remaining 49% ownership interest in OOO Uralrelcom that we did not own for cash consideration of approximately $1.0 million.

In May 2004, we completed the acquisition of 54% ownership interest in SP Buzton ("Buzton"), an alternative telecommunications operator in Uzbekistan, for cash consideration of approximately $3.0 million.

In March 2005, we completed the acquisition of 75% ownership interest in OOO Dicom ("Dicom"), an early-stage wireless broadband enterprise, for approximately $0.5 million in cash. In conjunction with this acquisition, we entered into a participants' agreement which provided the seller with a put option that, if exercised, would require us to purchase the seller's 25% interest at fair market value. The participants' agreement provided us with a call option that, if exercised, would require the seller to sell after February 1, 2008, its 25% interest in Dicom at anytime beginning after February 1, 2008, if Dicom's valuation exceeds targeted levels by February 1, 2008.

In September 2005, we completed the acquisition of 60% of OOO Joint Venture Sakhalin Telecom Limited ("Sakhalin Telecom"), a fixed line alternative operator in the Far East region of Russia for approximately $5.0 million in cash. As a result of this acquisition and combined with our previous ownership interest, we now own 83% of Sakhalin Telecom.

In October 2005, we completed the acquisition of 100% of Antel Rascom Ltd., a British Virgin Islands company that owns a 49% interest in ZAO Rascom ("Rascom"), for $10 million in cash. In November 2005, Antel Rascom Ltd., our wholly owned subsidiary, acquired an additional 5% of Rascom for $1.1 million in cash, raising our total ownership interest to 54%. Although we now have a majority voting interest, we account for Rascom using the equity method due to certain participating rights of minority shareholders. Rascom has infrastructure and facilities in the Moscow and St. Petersburg regions and elsewhere in northwest Russia.

In October 2005, we completed the acquisition of 100% of ZAO Sochitelecom ("Sochitelecom"), a fixed line alternative operator in the Krasnodar region of Russia for a total purchase price of $3.0 million consisting of cash consideration of $2.1 million and $0.9 million, currently recorded as a liability, to be settled in cash upon the satisfactory achievement of certain conditions.

In March 2005, we expensed approximately $1.0 million in external legal, financial and consulting fees related to an acquisition opportunity that we decided not to pursue, including advisory fees of approximately $0.1 million paid to an affiliate of Alfa Telecom Limited, one of our significant shareholders. In September 2005, we expensed approximately $0.8 million in external legal, financial and consulting fees related to the previously announced acquisition of Hudson Telecom, Inc. and its subsidiaries, which we decided not to pursue.

REGULATORY DEVELOPMENTS

On January 1, 2004, a new Law on Communications (the "Telecommunications Law") came into effect in Russia. While some of the supporting regulations to implement the Telecommunications Law have not been enacted,

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


the Russian government approved in March 2005 new rules for interconnection (the "Interconnection Rules") that became effective on January 1, 2006. These Interconnection Rules contemplate a new three-layer interconnection system consisting of domestic long distance / international long distance ("DLD/ILD"), zonal, and local operators. Under this new structure, end-users will have the right to choose a long-distance operator, and DLD/ILD operators will be required to have interconnection points in each of the 88 constituent territories of the Russian Federation. In addition, the Telecommunications Law created a universal service fund ("USF") charge, which became effective May 3, 2005, calculated as 1.2% of revenue from services provided to customers, excluding interconnection and other operators' traffic routing revenue. We have incurred approximately $2.6 million in Russian Federation USF charges for May through December 2005. However, on February 28, 2006, the Constitutional Court of the Russian Federation ruled that the provisions of the Telecommunications Law relating to the USF charge do not comply with the Constitution of the Russian Federation and shall become null and void as of January 1, 2007, unless the Telecommunications Law is amended prior to that date. The Constitutional Court established that essential criteria of the charge, including the maximum rate and basis of calculation, must be established by law and not by the government. We continue to have regular dialogue about these current regulatory issues with the Ministry of Information Technologies and Communications of the Russian Federation (the "Russian Ministry of Telecommunications").

On May 31, 2005, we received a DLD/ILD license in Russia valid until May 31, 2012. We are required under the license to begin providing services and fulfil the network requirements specified in the Interconnection Rules not later than May 31, 2007. On January 16, 2006, we announced that the construction of our FTN was complete in compliance with the Telecommunications Law and our DLD/ILD license. To date, we are one of two alternative operators who have complied with these requirements. The FTN consists of four international communications transit nodes, seven intercity communications transit nodes deployed in each federal district of Russia, and 88 connection points of FTN access nodes located in each constituent territory of Russia. We have obtained the required governmental permissions for operation of all the international and intercity communications transit nodes that are part of the FTN. Although construction of the 88 connection points has been completed, we are awaiting formal commissioning by Rossvyaznadzor, a governmental body that reports to the Russian Ministry of Telecommunications and is responsible for the control and the supervision of information technology and communications as well as for commissioning the long-distance networks. Additionally, we learned informally on March 3, 2006, that codes of access to our long distance services that are part of the approval to operate our FTN were granted. The access codes for customers to access our services are to be "56" for our ILD service and "51" for our DLD service. According to remarks made by the Russian Minister of Telecommunications, we are currently one of only two alternative operators which have begun active work under new the DLD/ILD licenses. Procedurally, once the Ministry of Justice of the Russian Federation has registered the order of the Russian Minister of Telecommunications to grant FTN access codes to us, that decision will officially be published. Registration by the Ministry of Justice is expected shortly.

On October 19, 2005, the Russian government enacted the Rules on Price Establishment for Interconnection and Traffic Routing. These rules list interconnection services and traffic routing services provided by the incumbent operators that are subject to pricing regulation by the government. The effective utilization and implementation of the Russian long distance license is subject to and dependent upon pending establishment of tariffs for interconnection and traffic routing services to be provided by incumbent OAO Svyazinvest ("Svyazinvest") state-owned companies. Such tariffs are to be established by Rossvyaznadzor, and in the absence of such regulated tariffs the incumbent Svyazinvest companies may attempt to impose their independently established tariffs on alternative long-distance operators. The tariffs will be paid by long-distance operators to the incumbent Svyazinvest local and zonal operators for each minute of long distance traffic that is carried such that all long-distance operators will be cross-subsidizing the local and zonal network of the Svyazinvest companies. However, to minimize the impact of such payments to the incumbent companies, we have received licenses to provide zonal services in all the regions of the Russian Federation, and we are developing plans to construct zonal networks in selected regions.

We believe that our DLD/ILD license will enable us to protect our relationship with our corporate clients and, in the long term, expand our business into the residential long distance market. We currently anticipate that our new license will result in an increase of DLD/ILD revenues since we will begin to earn long distance revenue directly from end-users. In the previous system, the incumbent Svyazinvest companies collected full tariffs for DLD/ILD calls and passed only a portion of the revenue to the DLD/ILD operator.

28-29


However, in the near term, we do not expect significant growth in our DLD/ILD gross margins since we will incur additional costs payable to the incumbent Svyazinvest companies in the form of compensatory fees and other surcharges. DLD/ILD carriers will continue to pay this compensatory fee until local tariffs are raised to an economically viable level. This increase in local tariffs is expected to be completed by 2008. Under the new system, the incumbent Svyazinvest companies may also act as agents for DLD/ILD carriers, billing clients for long distance calls and collecting payments on behalf of the DLD/ILD operators. We are still analyzing these future DLD/ILD revenues to determine the impact on our business and how these will be classified for segment reporting purposes.

On March 4, 2006, the Russian President approved amendments to the Telecommunications Law that would introduce calling party pays rules ("CPP Rules"). Effective July 1, 2006, under the CPP Rules, all incoming calls, on fixed and mobile lines, in Russia will be free of charge, and only the fixed-line or mobile operators originating the call may charge the customer for the call. Currently, subscribers of fixed-line telephones do not pay for incoming calls and, therefore, the CPP Rules will not have an impact on fixed-to-fixed line calls, but the CPP Rules will impact the fixed-to-mobile calls as mobile companies traditionally charged for incoming calls in Russia.

On September 20, 2005, the National Commission for Communication's Regulation in Ukraine issued an international license ("Ukrainian International License") to Golden Telecom Ukraine ("GTU"). The Ukrainian International License allows GTU to provide international telecommunications services throughout all of Ukraine, allows the leasing of channels to third parties, and increases GTU's potential as an international telecommunications carrier.

In February 2005, we received notice from Vimpelcom, our largest customer, that it was diverting a volume of traffic away from our network due to their preliminary interpretation of traffic routing regulations issued by the Russian Ministry of Telecommunications. However, in the third quarter of 2005, Vimpelcom traffic volumes were restored to their previous 2004 levels as a result of our discussions with Vimpelcom and clarification from the regulatory agencies.

In June 2005, another carrier expressed its intentions to divert a portion of its traffic from our network. This diversion of traffic resulted in a decrease of average monthly revenues of approximately $0.9 million. We do not expect this carrier to reduce their traffic volumes further in the foreseeable future.

However, revenues from carriers and operators are by nature volatile and can fluctuate significantly between periods.

Early in the second quarter of 2005, GTU suffered a significant decrease in outgoing international traffic revenue from one of our largest customers, Ukrainian Mobile Communications ("UMC"). The loss was expected since UMC had obtained an international carrier license in the third quarter of 2004. This change in routing resulted in our quarterly UMC international outgoing traffic revenues decreasing from $1.5 million in the first quarter of 2005 to negligible amounts in the second, third, and fourth quarters of 2005. We do not anticipate the reinstatement of this UMC revenue from outgoing international traffic since the international carrier license allows UMC to interconnect directly with international carriers.

OTHER DEVELOPMENTS

Prior to the second quarter of 2005, we recorded estimates for unused vacation based on the average salary levels of our employees and total days of unused vacation of employees. During the second quarter of 2005, we revised estimates for unused vacation based on the actual daily salary and unused vacation of each employee. Management determined that this methodology results in a more accurate estimate of the amount of our obligation for unused vacation. The change in accounting estimate decreased net income for the year ended December 31, 2005 by approximately $1.3 million, net of tax, including the associated payroll taxes, (equivalent to $0.04 per common share - basic and $0.04 per common share
- diluted).

During the third and fourth quarter of 2005, we incurred approximately $2.2 million in employee termination costs primarily related to the departure of our former Chief Operating Officer, Chief Financial Officer, and other senior employees. We may continue to incur such costs in 2006 as we continue to streamline our operations and integrate newly acquired subsidiaries.

In September 2005, we granted stock appreciation rights ("SARs") to our Chief Executive Officer ("CEO") with respect to 200,000 shares of our common stock, at a share price which was the closing price of our common stock on the NASDAQ National Market on July 19, 2005 ("CEO Granting Share Price"), which was $29.83, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from September 1, 2005, provided the CEO remains continuously employed by us until each such relevant date. If, prior to August 31, 2008 and during the CEO's period of employment with us, the average closing stock price of one

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


share of our common stock on the NASDAQ National Market, or any such other exchange on which the our common stock may then be traded, exceeds $50.00 during any thirty day consecutive period, the CEO will be granted SARs for an additional 200,000 shares of our common stock at the CEO Granting Share Price, which SARs shall be fully vested upon issuance. The SARs provide for a cash only settlement and the related obligation is recorded as a liability in the consolidated financial statements.

In December 2005, we granted SARs with respect to 851,800 shares of our common stock to senior management and other employees. The SARs were granted pursuant to the Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan and the EDN Sovintel Stock Appreciation Rights Bonus Plan at a share price which is the lower of: (i) the average between the high and low sales price per share of the of common stock on the grant date, or in case no such sale takes place on grant date, the last date on which a sale occurred or (ii) the average closing sales price per share of our common stock for the fourteen trading days immediately preceding such date, which was $26.808 ("Granting Share Price"). Seventy-five percent of the SAR grant shall be subject to time vesting, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from December 12, 2005, provided that the employee remains continuously employed by the Company until each such relevant date. The Granting Share Price shall increase by five percent on each anniversary date after December 12, 2005, in association with the SARs that shall be and become vested and nonforfeitable on each such anniversary date. Twenty-five percent of the SARs granted are subject to performance vesting upon the our common stock achieving a closing trading price of at least $50.00 per share for thirty consecutive days as determined in the sole discretion of the Company. If the Company's Common Stock does not achieve a closing trading price of at least $50.00 per share for thirty consecutive days within three years of the date of grant, such portion of the SARs shall expire by its terms and shall not be exercisable. The aggregate number of shares of common stock which maybe issued pursuant to the Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan at the discretion of the grantees shall be 200,000 shares. The remainder of the SARs provides for a cash settlement. The related obligation is recorded as a liability in the consolidated financial statements.

In July 2004, our Board of Directors adopted a Long Term Incentive Bonus Program ("LTIBP") for senior management of the Company, effective as of January 1, 2004. In February 2006, our Board of Directors discontinued the LTIBP effective January 1, 2005. During the year ended December 31, 2005 we did not record any expense associated with the LTIBP. We have not granted any shares under the LTIBP.

HIGHLIGHTS AND OUTLOOK

Since early 2000 we have witnessed a recovery in the Russian market, but downward pricing pressures persist from increased competition and the global trend toward lower telecommunications tariffs. In 2004 and 2005, our traffic volume increases exceeded the reduction in tariffs on certain types of voice traffic. This is a contributing factor to the increases in our revenue in 2004 and 2005. We expect that this trend of year over year increases in traffic volume will continue as long as the Russian economy continues to develop at its current pace. Although our revenue growth is strong, our overall margins continue to be impacted by price increases for services received from monopolistic incumbent operators.

In order to handle additional traffic volumes, we have expanded and will continue to expand our fiber optic capacity along our heavy traffic and high cost routes to mitigate declines in traffic margins, reduce our unit transmission costs and ensure sufficient capacity to meet the growing demand for data and Internet services. We expect to continue to add additional transmission capacity, which due to its fixed cost nature can initially depress margins, but will over time allow us to improve or maintain our margins.

We continue to follow our strategy of regional expansion. The project for the construction of the intercity fiber optic link that we launched in the middle of 2004 has continued throughout 2005 and into 2006. At present, we are constructing in partnership with Vimpelcom an inter-city fiberoptic link from Moscow to Ufa through Nizhny Novgorod and Kazan. Subject to weather conditions, we expect that this inter-city fiber optic link will be operational in the fourth quarter of 2006. To date, this inter-city fiber optic link has been completed from Moscow to Nizhny Novgorod and from Ufa to Almetyevsk. At present we have laid approximately 1,255 kilometers of cable for this project; we anticipate that the entire Moscowto Ufa inter-city fiber optic link will require us to lay approximately 1,575 kilometers of cable. We intend to connect our operations in the European part of Russia to this backbone network and plan to invest a total of approximately $55.0 million to $60.0 million in this and related backbone projects through 2007. In addition, we started construction of the Oktyabrsky to Samara inter-city fiber optic link. At present we have laid approximately 65 kilometers of cable for this project; we anticipate that the entire Oktyabrsky to Samara inter-city fiber optic link will require us to lay approximately

30-31


450 kilometers of cable. This Oktyabrsky to Samara link is part of a larger fiber optic cable line also being constructed in partnership with Vimpelcom that will run from Ufa to Saratov. We plan on completing this project by the end of 2007. To date, we have invested approximately $18.3 million in these projects.

The rapid growth of the telecommunications market in Russia, Ukraine, and the CIS is fueled by macroeconomic growth and the inflow of direct foreign investment. We anticipate that the economic growth in these markets will create additional demand for telecommunications services. Additionally, in line with worldwide trends, we are starting to observe new customer demands for more sophisticated telecommunications and Internet services as well as other new technologies. We are responding to these customer demands by testing and implementing new technologies such as voice over Internet protocol ("VoIP"), wireless local loop and highspeed consumer Internet. Such new technologies will remove some of the barriers to access that some of our customers currently face. For example, with wireless local loop, we can connect remote customers to our network by bypassing the incumbents' wire network in order to provide higher quality access. Our customers are willing to pay a premium for this type of technology and customer service.

We continue to see growth opportunities organically, through select acquisitions, and through the development of new product lines. While our research indicates the telecommunications services sector in business segments in the Moscow and St. Petersburg markets of fixed telecommunications services will continue to grow, we believe that the bulk of our growth will come from key regional cities.

We will continue to align the strategy of each of our business segments with market forces in the countries where we operate. In BCS, our strategy is to defend and grow our market-share through attractive service offerings supported by excellent customer care. We are focused on expanding into the regions as well as the fast growing small and medium-sized businesses ("SMB") and the small office / home office ("SOHO") markets. In those cases where the potential SMB and SOHO customer is not on our network, our ability to fully benefit from growth in these market segments largely depends on the regulatory situation and our ability to get access to the copper and other infrastructure of the incumbent operators under reasonable terms and conditions.

In Carrier and Operator Services, our strategy focuses on partnering with more operators in the regions to enhance our termination capabilities. We have also launched additional value-added products for our carrier partners that strengthen our leading position in the Russian and CIS markets. These new products are designed to offer "best quality" voice and data transport to ensure greater customer loyalty while protecting margins.

In Consumer Internet Services, we recognize that new technologies are making their way into Russia, Ukraine, and the CIS. We expect that broadband competition and substitution will increase in the future, and that dial-up margins will continue to decline over time as the average revenue per subscriber continues to decline. In response to a decline in our dial-up subscriber base in Moscow, we are currently exploring opportunities to enter the broadband market in Moscow and elsewhere in Russia. We currently offer consumer broadband in selected cities such as St. Petersburg, Nizhny Novgorod, Ekaterinburg, Krasnoyarsk, and Sochi. However, our expansion in this area is currently limited by restrictions on our access to unbundled local loop. Therefore, we are currently looking at alternatives to deliver quality broadband Internet services at competitive pricing in our major markets. As part of our broadband access strategy, we recently entered into a framework agreement with Nortel to develop up to 5,000 WiFi access nodes in Moscow, with the possibility to increase the number of access nodes as needed. We plan to offer universal indoor and outdoor access to the majority of approximately 3.9 million households in Moscow. The services to be offered will include VoIP capabilities that will be packaged with our Aport Internet search engine to offer location-based search services. The broadband services will be competitively priced and will offer higher speed services than many other Internet access services currently available in Moscow. Currently, we expect to continue testing of our WiFi access nodes in selected areas and anticipate concluding testing during the second quarter of 2006. After the WiFi testing is completed, we will phase-in our customer access plans throughout Moscow. Additionally, as part of this broadband access rollout strategy, we have deployed approximately 870 DSL nodes outside of Moscow with a combined capacity of 25,260 ports, of which 17,030 are already deployed. We plan to continue such development of broadband and DSL in other selected regions. Additionally, to enhance our overall consumer Internet strategy, we have combined both the consumer broadband and dial-up Internet businesses into one business unit.

Our Mobile Services line of business allows us to provide additional services to our Ukrainian wireline customers. In the future, we expect to follow a marketing strategy aimed on attracting high revenue customers and maintaining our corporate market share in Kiev and Odessa. However, in

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


the mass-market, whether the current level of competition requires nationwide coverage capabilities and aggressive advertising campaigns to be successful, our market-share and revenues will decline.

Our recently constructed FTN will also present new opportunities for growth. Our FTN provides us with a potential customer base across all geographic zones in the Russian Federation of up to 1.3 million businesses, 143 million people, of which there are 32 million residential customers, in the 88 Russian regions. This is an increase from our previous breadth of coverage which only allowed us to reach 25 regions in Russia with a population of 77.1 million people. With the FTN, we will be able to offer our wide range of telecommunications services, including DLD/ILD telecommunications services, to every person and all businesses across Russia's eleven time zones.

CRITICAL ACCOUNTING POLICIES

The fundamental objective of financial reporting is to provide useful information that allows a reader to comprehend our business activities. To assist that understanding, management has identified our "critical accounting policies". These policies have the potential to have a significant impact on our financial statements, either because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.

Revenue recognition policies; we recognize operating revenues as services are rendered or as products are delivered to customers and installed. Under multiple-delivery contracts, involving a combination of product delivery, installation and maintenance, connection and service fees, revenues are recognized based on the relative fair value of the respective amounts. Elements are grouped if they are inseparable or objective evidence of fair value does not exist. Certain revenues, such as connection and installation fees, are deferred. We also defer direct incremental costs related to connection fees, not exceeding the revenue deferred. Deferred revenues are subsequently recognized over the estimated average customer lives, which are periodically reassessed by us, and such reassessment may impact our future operating results. In determining the recording of revenue, estimates and assumptions are required in assessing the expected conversion of the revenue streams to cash collected.

Allowance for doubtful accounts policies; the allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, changes in the creditworthiness of our customers, and other relevant factors. Changes in the underlying assumptions may have a significant impact on the results of our operations. In particular, we have certain amounts due to and from subsidiaries of a European telecommunications operator who is currently subject to bankruptcy proceedings. The ultimate resolution of this matter will be affected by a number of factors including the determination of legal obligations of each party, the course of the bankruptcy proceedings, and the enforceability of any determinations. We have recognized provisions based on our preliminary estimate of net exposure on the resolution of these receivables and payables. If our assessment proves to be incorrect we may have to recognize an additional provision of up to $1.9 million, net of tax, although management believes that the possibility of such an adverse outcome is remote.

Long-lived asset recovery policies; this policy is in relation to long-lived assets, consisting primarily of property and equipment and intangibles, which comprise a significant portion of our total assets. Changes in technology or changes in our intended use of these assets may cause the estimated period of use or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of estimated economic useful lives for each category of current property and equipment. Additionally, long-lived assets, including intangibles, are reviewed for impairment whenever events or changes in circumstances have indicated that their carrying amounts may not be recoverable. Estimates and assumptions used in both setting useful lives and testing for recoverability of our long-lived assets require the exercise of management's judgment and estimation based on certain assumptions concerning the expected life of any asset and expected future cash flows from the use of an asset.

Goodwill and assessment of impairment; Commencing from the adoption of Statement on Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets", on January 1, 2002, we perform goodwill impairment testing annually as of October 1 or whenever impairment indicators exist. This test requires a significant degree of judgment about the future events and it includes determination of the reporting units, allocation of goodwill to the reporting units and comparison of the fair value with the carrying amount of each reporting unit. Based on the discounted cash flow valuations

32-33


performed in 2005, we concluded that for all reporting units the fair value is in excess of the respective carrying amounts.

Valuation allowance for deferred tax asset; we record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when, in the opinion of management, it is more likely than not that the respective tax assets will not be realized. Changes in our assessment of probability of realization of deferred tax assets may impact our effective income tax rate.

Business segment information; we report four segments within the telecommunications industry: Business and Corporate Services, Carrier and Operator Services, Consumer Internet Services and Mobile Services. A significant portion of our cost structure, including our investment in infrastructure, benefits multiple segments. As a result, we perform allocations of certain costs in order to report business segment information for management and financial reporting purposes. Applying different allocation techniques and parameters could impact the reported results of individual business segments.

Functional currency; effective January 1, 2003, Russia is no longer considered a hyperinflationary economy, therefore the determination of functional currency for United States generally accepted accounting principles ("US GAAP") reporting purposes should be based on the analysis of the underlying business transactions for each foreign subsidiary. We have determined in accordance with the functional currency criteria of SFAS No. 52, "Foreign Currency Translation", that the USD should be considered the functional currency of all foreign subsidiaries. There are subjective elements in this determination, including a weight given to each specific criteria established by SFAS No. 52. Changes in the underlying business transactions could lead to different functional currency determination for a particular subsidiary, which would have an impact on its reported financial position and results of operations.

CRITICAL ACCOUNTING ESTIMATES

Accounting estimates are an integral part of the financial statements prepared by management and are based upon management's current judgments. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ markedly from management's current judgment. We believe the following items represent such particularly sensitive accounting estimates:

Allowance for doubtful accounts; any changes in the underlying assumptions of recoverability of accounts receivable by respective aging group or certain specific accounts that are excluded from the specific and general allowances could have a material effect on our current and future results of operations. We believe that the allowance for doubtful accounts is adequate to cover estimated losses in our accounts receivable balances under current conditions.

Tax provisions; in the course of preparing financial statements in accordance with US GAAP, we record potential tax loss provisions under the guidelines of SFAS No. 5, "Accounting for Contingencies". In general SFAS No. 5 requires loss contingencies to be recorded when they are both probable and reasonably estimable. In addition, we record other deferred tax provisions under the guidelines of SFAS No. 109, "Accounting for Income Taxes". Significant judgment is required to determine when such provisions should be recorded, and when facts and circumstances change, when such provisions should be released.

Useful lives of property and equipment and certain intangible assets; our network assets and amortizable intangible assets are depreciated and amortized over periods generally ranging from five to ten years. Any reduction or increase in the estimated useful lives for a particular category of fixed assets or intangible assets could have a material effect on our future results of operations.

Business combinations; SFAS No. 141, "Business Combinations", requires us to recognize the share in the assets of businesses acquired and respective liabilities assumed based on their fair values. Our estimates of the fair value of the identified intangible assets of businesses acquired are based on our expectations of future results of operations of such businesses.

RECENT ACCOUNTING PRONOUNCEMENTS

Until January 1, 2006, we followed the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for our Equity Participation Plan and SARs Plans. SFAS No. 123 establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. SFAS No. 123 generally allowed companies to either account for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of APB ("Accounting Principles Board") No. 25, "Accounting for Stock Issued to

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Employees." We had elected to account for our stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of results of operations as if the fair value method had been adopted. The intrinsic value of the SARs, which are classified as liability awards, and the related compensation expense are re-measured at the end of each reporting period.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), "Share Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" SFAS No. 123R supersedes APB No. 25, "Accounting for Stock Issued to Employees and amends SFAS No. 95, "Statement of Cash Flows". Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. In April 2005, the Securities and Exchange Commission delayed the effective date of SFAS No. 123R until January 1, 2006 for calendar year companies.

SFAS No. 123R provides two alternatives for adoption: (1) a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this SFAS No. 123R as well as for the unvested portion of awards outstanding as of the effective date and (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. We plan to adopt SFAS No. 123R using the modified prospective method. As we currently accounts for stock options issued to employees in accordance with the intrinsic value method permitted under APB No. 25, no compensation expense is recognized. We currently account for SARs by remeasuring the intrinsic value of the SARs at each reporting period and adjust compensation expense and the related liability for the change in intrinsic value. As of January 1, 2006, we will account for SARs at fair value, in compliance with SFAS No. 123R. The impact of adopting SFAS No. 123R cannot be accurately estimated at this time, as the incremental compensation expense will depend, among other factors, on the amount of share based awards granted in future periods. SFAS No. 123R also requires that tax benefits received in excess of compensation cost be reclassified from an operating cash flow to a financing cash flow in the Consolidated Statement of Cash Flows. This change in classification will reduce net operating cash flows and increase net financing cash flows in the periods after adoption.

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN No. 47"), "Accounting for Conditional Assets Retirement Obligations". FIN No. 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The adoption of FIN No. 47 did not have a material effect on our financial position, results of operations, or cash flow.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which is a replacement of Accounting Principles Board Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact of adopting of SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

RESULTS OF OPERATIONS

The results of our four business segments from the operations of our consolidated entities combined with the non-consolidated entities where we are actively involved in the day-to-day management, are shown in note 14 "Segment Information - Line of Business Data" to our consolidated financial statements. In addition, revenue and costs from related parties are shown in note 13 "Related Party Transactions".

In accordance with SFAS No. 52, we have determined that the functional currency of each foreign subsidiary is the USD, as the majority of our cash flows are indexed to,

34-35


or denominated in USD. Through December 31, 2002, Russia had been considered to be a highly inflationary environment. From January 1, 2003, Russia ceased to be considered as a highly inflationary economy. As the functional currency of each foreign subsidiary is the USD, this change did not have a material impact on our results of operations or financial position.

According to Russian government estimates, inflation in Russia was 12% in 2003, 12% in 2004 and 11% in 2005. The Russian government expects inflation to be approximately 10% to 11% in 2006. Although the rate of inflation has been declining, any return to heavy and sustained inflation could lead to market instability, new financial crises, reduction in consumer buying power and erosion of consumer confidence.

THE DISCUSSION OF OUR RESULTS OF OPERATIONS IS ORGANIZED AS FOLLOWS:

Consolidated Results

Consolidated Results of Operations for the Year Ended December 31, 2005, compared to the Consolidated Results of Operations for the Year Ended December 31, 2004

Consolidated Financial Position

Consolidated Financial Position at December 31, 2005, compared to Consolidated Financial Position at December 31, 2004

Consolidated Results

Consolidated Results of Operations for the Year Ended December 31, 2004, compared to the Consolidated Results of Operations for the Year Ended December 31, 2003

Consolidated Financial Position

Consolidated Financial Position at December 31, 2004, compared to Consolidated Financial Position at December 31, 2003

CONSOLIDATED RESULTS

Consolidated Results of Operations for the Year Ended December 31, 2005, Compared to the Consolidated Results of Operations for the Year Ended December 31, 2004

REVENUE

Our revenue increased by 14% to $667.4 million for the year ended December 31, 2005 from $584.0 million for the year ended December 31, 2004. The breakdown of revenue by business group was as follows:

                                                                   CONSOLIDATED REVENUE      CONSOLIDATED REVENUE
                                                                   --------------------      --------------------
                                                                     FOR THE YEAR ENDED        FOR THE YEAR ENDED
US$ MILLIONS                                                          DECEMBER 31, 2004         DECEMBER 31, 2005
------------                                                       --------------------      --------------------

REVENUE
Business and Corporate Services                                        $          324.8      $          387.4
Carrier and Operator Services                                                     198.9                 221.4
Consumer Internet Services                                                         45.5                  44.5
Mobile Services                                                                    15.8                  14.1
Eliminations                                                                       (1.0)                   --
                                                                       ----------------      ----------------
TOTAL                                                                  $          584.0      $          667.4

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Business and Corporate Services: Revenue from Business and Corporate Services increased by 19% to $387.4 million for the year ended December 31, 2005 from $324.8 million for the year ended December 31, 2004. Macro-economic growth in Russia, Ukraine, and the CIS and continuing demand for our telecommunications solutions have continued to help us increase revenue in this line of business. Our total number of contracts in this line of business increased from 162,728 on December 31, 2004, to 184,206 on December 31, 2005, an increase of 13%.

Revenue from the BCS division of EDN Sovintel ("Sovintel"), our largest subsidiary, increased by 16% to $318.0 million for the year ended December 31, 2005, from $273.1 million(1) for the year ended December 31, 2004. BCS revenue in Moscow, our largest market, increased by $23.2 million, or 10%, to $246.1 million in 2005 from $222.9 million in 2004. However, as a percentage of total Sovintel BCS revenue, Moscow decreased from approximately 82% in 2004 to approximately 77% of Sovintel's total BCS revenue in 2005. This decrease is the result of the expansion of Sovintel's BCS business in the Russian regions. Our BCS Moscow voice revenue continues to grow as we expand our client base and comprises over half of our total BCS revenue in that market. In 2005, Moscow BCS revenue from data and Internet services grew significantly not only due to an increase in our customer base, but also due to increased business from existing customers. In 2005, we experienced significant growth in our data and Internet service offerings. Data and Internet services comprised approximately 38% of our total billings in 2005, up from 34% in 2004. We expect our revenue from BCS Moscow to continue to grow as we continue to experience significant investment in the Moscow commercial real-estate market.

Our ongoing relationships with Moscow real-estate developers should enable us to continue to grow the number of trade and business centers where we provide services to end users. Furthermore, we have implemented a key account program in Moscow to protect our relationships with our largest clients and to foster cross selling. Additionally, we expect demand for call center and data center services to continue to demonstrate strong growth in Moscow. Our revenue from call centers and data centers increased by approximately $1.2 million, or 34%, in between 2004 and 2005. These services now account for approximately $4.7 million in revenue in BCS Sovintel. Refer to the table below for key operating statistics for BCS Moscow.

Between 2004 and 2005, Sovintel regional BCS revenue increased in both absolute terms and as a percentage of Sovintel BCS revenue. Sovintel's regional BCS business continues to grow as we assist our customers in developing their businesses in Russian regions outside of Moscow.

Revenue from the BCS division of GTU increased by 39% to $40.1 million for the year ended December 31, 2005, from $28.8 million for the year ended December 31, 2004. This increase in revenue was due to a 61% increase in the number of serviced voice lines partially resulting from growth in residential customers and a 10% increase in the average rate per minute of use resulting from a change in traffic mix in favor of higher-rated traffic to mobile networks. Additionally, data and Internet revenue increased by approximately $4.3 million due to an increase in the number of ports in service.

(in whole numbers)

BCS MOSCOW CUSTOMER STATISTICS ON DEC 31:                                      2004             2005         % CHANGE
-----------------------------------------                              ------------     ------------     ------------
Total clients                                                                22,657           23,013                2
Business centers                                                                686              791               15
Trade centers                                                                    50               68               36
Hotels                                                                           45               48                7
Direct inward dialing lines                                                 116,668          127,000                9
Ethernet / Metropolitan Ethernet Network connections                          1,138            1,708               50
High speed Internet active contracts                                            251              485               93


(1) For comparability, the amounts shown for Sovintel in 2004 include adjustments to combine Sovintel and Comincom for the full year of 2004 since Comincom was merged into Sovintel in December 2004.

36-37


Partly offsetting these increasing factors was a 21% decrease in average minutes of use per line per month due to more residential, SMBs, and regional customers in the client base. In 2005, GTU began providing voice and Internet services to residential customers and had approximately 4,000 residential customers as of December 31, 2005. GTU expects revenue from residential customers to increase in the future as it expands its network to reach more residential buildings in Ukraine.

Our acquisition strategy also contributed to the overall BCS growth in 2005. Our revenue increased by approximately $3.8 million due to the acquisitions of ST-HOLDING, Balticom, and Buzton in 2004 and by $1.7 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005. Our regional acquisition strategy has enabled us to increase our access to last mile infrastructure, thus enabling us to expand our corporate client base.

Carrier and Operator Services. Revenue from Carrier and Operator Services increased by 11% to $221.4 million for the year ended December 31, 2005, from $198.9 million for the year ended December 31, 2004. Our total number of contracts in this line of business grew by 13% to 1,827 as of December 31, 2005, from 1,618 as of December 31, 2004.

Carrier and Operator Services revenue from Sovintel increased by 12% to $200.8 million for the year ended December 31, 2005, from $179.8 million(2) for the year ended December 31, 2004. In Sovintel, we have expanded our operations with existing partners and added a number of new carriers in the regions with increased volumes of traffic. Additionally, our revenue from international traffic increased as we carried larger volumes of lower-margin traffic destined to CIS countries. We expect that our revenues in this line of business will continue to increase in future periods as we expand our termination capabilities as we continue to develop our network. However, we continue to observe competitive pressure on revenues in the major cities and in the regions from established and new local competitors.

Revenue for the Carrier and Operator Services division of GTU decreased by 1% to $19.7 million for the year ended December 31, 2005, from $19.8 million for the year ended December 31, 2004. $2.5 million of this decrease was the result of a decrease in incoming international revenue. Incoming international minutes of use decreased by 24% during the year due to a sharp decrease in incoming international minutes from UMC along with a decrease in transit traffic from various international operators. As mentioned previously, UMC received an international carrier license in the third quarter of 2004, allowing it to operate independently on the international markets without using the GTU network for transit purposes. The decrease in incoming international revenue was offset by a $1.3 million increase in carrier's carrier revenue due to a 15% increase in carrier's carrier minutes of use resulting from a rise in low margin transit traffic on mobile networks. Additionally, data revenues increased by $0.9 million due to an increase in ports in service as we added capacity between Kiev and Frankfurt via two VC3 channels. In the future, we expect a further decline in GTU voice wholesale revenues as major operators in the Ukrainian market establish direct interconnection between their networks.

Our acquisition strategy in Russia also contributed to the overall Carrier and Operator Services growth in 2005. Our revenue increased by approximately $1.1 million due to the acquisitions of ST-HOLDING, Balticom, and Buzton in 2004 and by $0.3 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005.

Consumer Internet Services. Revenue from Consumer Internet Services decreased by 2% to $44.5 million for the year ended December 31, 2005, from $45.5 million for the year ended December 31, 2004. This decrease was primarily the result of our revenue from consumer dial-up Internet decreasing by approximately $7.8 million between the years. Although the average revenue per dial-up Internet subscriber decreased from $9.03 per month for the year ended December 31, 2004, to approximately $6.85 per month for the year ended December 31, 2005, the number of dial-up Internet subscribers increased from 413,351 at December 31, 2004, to 422,480 at December 31, 2005. The demographics of our dial-up subscriber base continue to change as we add regional subscribers and lose subscribers in Moscow. The consumer Internet market in Moscow has become more competitive due to the increasing availability of other Internet access technologies. Offsetting the decrease in dial-up revenue was a $6.8 million increase in other consumer Internet products, such as consumer broadband, primarily from customers outside of Moscow. We anticipate that our revenue from consumer broadband will increase as we embark with our broadband access rollout. Our current and past base of dial-up Internet subscribers in Moscow and throughout Russia


(2) For comparability, the amounts shown for Sovintel in 2004 include adjustments to combine Sovintel and Comincom for the full year of 2004 since Comincom was merged into Sovintel in December 2004.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


will allow us to specifically target subscribers that currently use or have previously used our Internet services.

Mobile Services. Revenue from Mobile Services decreased by 11% to $14.1 million for the year ended December 31, 2005, from $15.8 million for the year ended December 31, 2004. Active subscribers decreased from 57,490 at December 31, 2004, to 47,502 at December 31, 2005, due to increased competition in the Ukrainian mobile market. The average revenue per active subscriber has decreased by 17% from approximately $27.23 per month to approximately $22.73 per month primarily due to a 20% decrease in the number of contract subscribers with average monthly revenue per subscriber of approximately $36.92. Furthermore, promotions and pricing concessions are increasingly necessary due to increased competition in the Ukrainian mobile market.

EXPENSES

The following table shows our principal expenses for the years ended December 31, 2005 and December 31, 2004:

                                                                  CONSOLIDATED EXPENSES   CONSOLIDATED EXPENSES
                                                                     FOR THE YEAR ENDED      FOR THE YEAR ENDED
US$ MILLIONS                                                          DECEMBER 31, 2004       DECEMBER 31, 2005
------------                                                      ---------------------   ---------------------

COST OF REVENUE
Business and Corporate Services                                        $          141.2      $          165.7
Carrier and Operator Services                                                     127.5                 145.7
Consumer Internet Services                                                         26.9                  29.9
Mobile Services                                                                     6.0                   6.2
Eliminations                                                                       (1.0)                   --
                                                                       ----------------      ----------------
TOTAL COST OF REVENUE                                                             300.6                 347.5

Selling, general and administrative                                               112.9                 119.9
Depreciation and amortization                                                      75.0                  84.0
Equity in earnings of ventures                                                     (0.3)                 (0.4)
Interest income                                                                    (1.1)                 (2.3)
Interest expense                                                                    0.6                   0.6
Foreign currency (gain) / loss                                                     (0.7)                  1.2
Provision for income taxes                                             $           30.7      $           37.8

COST OF REVENUE

Our cost of revenue increased by 16% to $347.5 million for the year ended December 31, 2005 from $300.6 million for the year ended December 31, 2004.

Business and Corporate Services. Cost of revenue from BCS increased by 17% to $165.7 million for the year ended December 31, 2005 from $141.2 million for the year ended December 31, 2004. Cost of revenue as a percentage of revenue remained unchanged at 43% between the periods.

We continue to maintain robust gross margins in this line of business due to the continued demand for high-volume and high-margin services from our customers.

Cost of revenue for the BCS division of Sovintel increased by 13% to $133.6 million, or 42% of revenue, for the year ended December 31, 2005, from $118.0 million(3), or 43% of revenue, for the year ended December 31, 2004. Cost of revenue as a percentage revenue remained relatively unchanged between the years.



(3) For comparability, the amounts shown for Sovintel in 2004 include adjustments to combine Sovintel and Comincom for the full year of 2004 since Comincom was merged into Sovintel in December 2004.

38-39


Cost of revenue for the BCS division of GTU increased by 39% to $20.3 million, or 51% of revenue, for the year ended December 31, 2005, from $14.6 million, or 51% of revenue, for the year ended December 31, 2004. Cost of revenue as a percentage of revenue remained unchanged between the years.

BCS cost of revenue increased by approximately $1.1 million due to the acquisitions of ST-HOLDING, Balticom, and Buzton in 2004 and by $1.1 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005.

Carrier and Operator Services. Cost of revenue from Carrier and Operator Services increased by 14% to $145.7 million, or 66% of revenue, for the year ended December 31, 2005, from $127.5 million, or 64% of revenue, for the year ended December 31, 2004. We continue to observe pressure on our operating margins in this line of business, attributable to competition and to a change in our traffic mix.

Cost of revenue for the Carrier and Operator Services division of Sovintel increased by 13% to $138.7 million, or 69% of revenue, for the year ended December 31, 2005, from $123.0 million(4), or 68% of revenue, for the year ended December 31, 2004. The increase in cost of revenue as a percentage of revenue is primarily due to a change in our traffic mix to favor traffic terminated in CIS countries, which have higher settlement rates, and due to an increase in traffic terminated to mobile networks, which typically have higher settlement rates than fixed networks.

Cost of revenue for the Carrier and Operator Services division of GTU decreased to $15.5 million, or 79% of revenue for the year ended December 31, 2005, from $16.0 million, or 81% of revenue for the year ended December 31, 2004. Cost of revenue decreased as a percentage of revenue primarily due to lower margin incoming international traffic accounting for a smaller portion of our total wholesale traffic in 2005.

Carrier and Operator Services cost of revenue increased by approximately $0.9 million due to the acquisitions of ST-HOLDING, Balticom, and Buzlon in 2004 and by $0.2 million due to the acquisitions of Sakhalin Telecom and Sochitelecom in 2005.

Consumer Internet Services. Cost of revenue from Consumer Internet Services increased by 11% to $29.9 million, or 67% of revenue, for the year ended December 31, 2005, from $26.9 million, or 59% of revenue, for the year ended December 31, 2004. The increase in cost of revenue as a percentage of revenue was mainly the result of network costs not decreasing in line with revenue declines from dial-up Internet. As regional subscribers account for a larger portion of our total subscriber base, margins in this line of business have decreased due to incremental network costs incurred to provide access to regional customers. Furthermore, the impact of a decline in subscribers in Moscow has not resulted in an immediate decline of network costs, which are more fixed in nature.

Mobile Services. Cost of revenue from Mobile Services increased by 3% to $6.2 million, or 44% of revenue for the year ended December 31, 2005, from $6.0 million, or 38% of revenue for the year ended December 31, 2004. The increase in cost of revenue as a percentage of revenue is mainly due to an increase in hryvna based settlement rates due to a devaluation of the USD in April 2005 and to an increase in traffic to other mobile networks with higher settlement rates.

SELLING, GENERAL AND ADMINISTRATIVE

Our selling, general and administrative expenses increased by 6% to $119.9 million, or 18% of revenue, for the year ended December 31, 2005, from $112.9 million, or 19% of revenue, for the year ended December 31, 2004. During the year ended December 31, 2004, we incurred $3.6 million in consulting fees in association with the transfer of 20% of our ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner. Bad debt expense decreased by approximately $2.0 million compared to the year ended December 31, 2004, due to improved collections resulting from integrating Comincom into Sovintel's operations late in 2004. Additionally, the reversal of a $1.4 million tax contingency accrual decreased payroll and other taxes in the first quarter of 2005. These decreasing factors were partly offset by expensing $1.8 million of capitalized acquisition costs in the year ended December 31, 2005, related to acquisition opportunities that we decided not to pursue. Furthermore, severance costs increased by approximately $0.8 million since we recorded approximately $2.2 million of charges in the second half of 2005 related to separation payments paid to our former Chief Operating Office, Chief Financial Officer, and other senior employees. Ongoing employee related costs such as salaries, bonuses, insurance and other benefits increased by approximately $8.2 million, or 14%, primarily due to an 7% increase in consolidated headcount, increased executive officer costs, and ongoing salary increases. Included in the increase in employee related costs is a $1.1 million charge recorded in the second


(4) For comparability, the amounts shown for Sovintel in 2004 include adjustments to combine Sovintel and Comincom for the full year of 2004 since Comincom was merged into Sovintel in December 2004.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


quarter of 2005 for the revision of our estimate for unused vacation. The remaining $3.2 million net increase is the result of other office expenses increasing in line with the growth in our business.

DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses increased by 12% to $84.0 million for the year ended December 31, 2005, from $75.0 million for the year ended December 31, 2004. Depreciation expense increased by $8.5 million, or 15%, primarily due to depreciation on capital expenditures to further develop our network. Amortization expense also increased by $0.5 million due to amortization on intangible assets arising from acquisitions consummated in 2004 and 2005 offset by certain intangible assets related to interconnection contracts in Ukraine becoming fully amortized.

EQUITY IN EARNINGS OF VENTURES

The earnings after interest and tax charges from our investments in non-consolidated ventures increased to $0.4 million for the year ended December 31, 2005 from $0.3 million for the year ended December 31, 2004. We recognized earnings at Sakhalin Telecom of $0.6 million, primarily due to Sakhalin Telecom's gain on the sale of its ownership interest in ZAO Sakhalin Telecom Mobile which occurred in September 2005, prior to our purchase of an additional 60% ownership interest in Sakhalin Telecom. In addition, we recognized losses of $0.2 million from our other Russian ventures.

INTEREST INCOME

Our interest income increased to $2.3 million for the year ended December 31, 2005, from the $1.1 million for the year ended December 31, 2004. The increase in interest income is due to increased cash balances held in interest bearing accounts and an increase in interest rates applicable to these accounts.

INTEREST EXPENSE

Our interest expense was $0.6 million for the year ended December 31, 2005, unchanged from the year ended December 31, 2004.

FOREIGN CURRENCY GAIN (LOSS)

Our foreign currency loss was $1.2 million for the year ended December 31, 2005, compared with a gain of $0.7 million from the year ended December 31, 2004. The increase in foreign currency loss is due to the combination of movements in exchange rates and changes in the amount of net monetary assets that we have denominated in foreign currencies.

MINORITY INTEREST

Our minority interest was $3.0 million for the year ended December 31, 2005, compared to $1.5 million for the year ended December 31, 2004. Minority interest increased primarily due to $3.8 million in cash contributed to GTU by our minority partner in Ukraine. Additionally, minority interest in our earnings increased due to the consolidation of recently acquired entities where our ownership interest is less than 100%. In the first half of 2004 we acquired less than 100% ownership in ZAO Samara Telecom, ZAO WestBalt Telecom, and Buzton. Minority interests in the earnings of GTU also arose in 2004 due to the sale of a non-controlling interest to our local partners in Ukraine. In 2005, we acquired less than 100% ownership in Dicom and Sakhalin Telecom.

PROVISION FOR INCOME TAXES

Our charge for income taxes was $37.8 million for the year ended December 31, 2005, compared to $30.7 million for the year ended December 31, 2004. Our effective tax rate was 32% for the year ended December 31, 2005, unchanged from the year ended December 31, 2004. We recognized approximately $2.2 million in additional tax expense in 2005 since we changed our valuation allowance for United States ("US") deferred tax assets due to our reassessment of sources of future taxable income in the US. Our effective tax rate for the year ended December 31, 2004, was impacted by $3.6 million of non-deductible consulting expenses incurred in association with the transfer of 20% of our ownership interest in GTU to a Ukrainian partner in exchange for services provided by that partner. Refer to note 11 in the financial statements included in this Annual Report for a reconciliation of our statutory tax rate to the effective tax rate.

NET INCOME AND NET INCOME PER SHARE

Our net income for the year ended December 31, 2005 was $76.1 million, compared to a net income of $64.8 million for the year ended December 31, 2004.

Our net income per share of common stock increased to $2.09 for the year ended December 31, 2005, compared to a net income per share of $1.79 for the year ended December 31, 2004. The increase in net income per share of common stock was due to the increase in net income partly offset by an increase in the number of weighted average shares to 36,378,175 in the year ended December 31, 2005, compared to 36,255,531 in the year ended December 31, 2004. The increase in outstanding shares was a direct result of the employee stock option exercises and the issuance of restricted stock to certain members of management.

40-41


Our net income per share of common stock on a fully diluted basis increased to $2.08 for the year ended December 31, 2005, compared to a net income per common share of $1.77 for the year ended December 31, 2004. The increase in net income per share of common stock on a fully diluted basis was due to the increase in net income partly offset by an increase in the number of weighted average shares assuming dilution to 36,605,075 the year ended December 31, 2005, compared to 36,552,547 for the year ended December 31, 2004.

CONSOLIDATED FINANCIAL POSITION

Significant Changes in Consolidated Financial Position at December 31, 2005, compared to Consolidated Financial Position at December 31, 2004

ACCOUNTS RECEIVABLE

Accounts receivable increased from December 31, 2004, to December 31, 2005, as a result of increased revenue when comparing the month of December 2005 with the month of December 2004.

INTANGIBLE ASSETS

Our intangible assets decreased at December 31, 2005, as compared to December 31, 2004, as a result of amortization on continuing intangible assets of the consolidated subsidiaries exceeding intangible asset additions. Also contributing to the decrease was the reversal of an income tax contingent liability related to an acquisition as described in more detail in the other non-current liabilities discussion below. Offsetting these decreasing factors were additional intangible assets recorded upon the acquisitions of Dicom, Sakhalin Telecom, and Sochitelecom and the purchase of additional numbering capacity.

OTHER NON-CURRENT LIABILITIES

Our other non-current liabilities decreased at December 31, 2005, as compared to December 31, 2004, as a result of the reversal of a $2.0 million accrued liability related to a tax contingency. This accrued liability was recorded upon the acquisition of one of our Russian subsidiaries. Management has concluded that the probability of this accrued liability arising in the future is remote due to the expiry of Russian regulatory statutes of limitations, for any potential tax claims from the Russian tax inspectorate.

MINORITY INTEREST

Our minority interest increased at December 31, 2005, as compared to December 31, 2004, due to the consolidation of recently acquired entities where our ownership interest is less than 100%. In the first half of 2004 we acquired less than 100% ownership in ZAO Samara Telecom, ZAO WestBalt Telecom, and Buzton. Minority interests in the earnings of GTU also arose in 2004 due to the sale of a non-controlling interest to our local partners in Ukraine. In 2005, we began to consolidate Dicom and Sakhalin Telecom. Both of these entities have minority ownership interests. Additionally, minority interest increased due to $3.8 million in cash contributed to GTU by our minority partner in Ukraine.

STOCKHOLDERS' EQUITY

Shareholders' equity increased from December 31, 2004, to December 31, 2005, as a result of our net income of $76.1 million offset by declaring and paying $29.1 million in dividends in the year ended December 31, 2005. Also, shareholders' equity increased by $1.8 million due to stock option exercises and the issuance of restricted shares to certain members of management.

CONSOLIDATED RESULTS

Consolidated Results of Operations for the Year Ended December 31, 2004, Compared to the Consolidated Results of Operations for the Year Ended December 31, 2003

REVENUE

Our revenue increased by 62% to $584.0 million for the year ended December 31, 2004 from $360.5 million for the year ended December 31, 2003. The overall increase in revenue was due primarily to the consolidation of 100% of Comincom's results of operations for a full year and, with respect to our existing business, an increase in customer base and services provided to existing customers, partially offset by lower prices for certain services. The breakdown of revenue by business group was as follows:

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


                                                                   CONSOLIDATED REVENUE    CONSOLIDATED REVENUE
                                                                     FOR THE YEAR ENDED      FOR THE YEAR ENDED
US$ MILLIONS                                                          DECEMBER 31, 2003       DECEMBER 31, 2004
------------                                                       --------------------    --------------------

REVENUE
Business and Corporate Services                                        $          188.9      $          324.8
Carrier and Operator Services                                                     128.5                 198.9
Consumer Internet Services                                                         30.8                  45.5
Mobile Services                                                                    13.9                  15.8
Eliminations                                                                       (1.6)                 (1.0)
                                                                       ----------------      ----------------
TOTAL REVENUE                                                          $          360.5      $          584.0


Business and Corporate Service. Revenue from BCS increased by 72% to $324.8 million for the year ended December 31, 2004 from $188.9 million for the year ended December 31, 2003. The primary reason for the increase is due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's revenue from BCS was $90.7 million for the year ended December 31, 2004. BCS revenue increased by approximately $8.3 million due to the 2004 acquisitions of ST-HOLDING, Balticom, and Buzton. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $3.5 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. The remainder of the increase was the result of expanding our pre-existing business. In our largest market, Moscow, we had increases in our domestic traffic revenues due to adding approximately 9,100 new corporate customers and signing up 99 new multi-tenant business centers and 10 new trade centers in the year ended December 31, 2004 along with actively promoting new services among our client base. BCS Moscow recognized approximately $23.7 million in revenue from new contracts in 2004 and grew the number of its Direct Inward Dialing lines from 102,037 as of December 31, 2003 to approximately 116,668 as of December 31, 2004. Also, the macro-economic growth in Russia, Ukraine, and the CIS helped us to expand our client base. We assisted our customers develop their businesses as they expanded regionally.

Revenue from the BCS division of GTU increased by 52% to $28.8 million for the year ended December 31, 2004 from $19.0 million for the year ended December 31, 2003. The increase in revenue was due to a 63% increase in the number of serviced voice lines and a 28% increase in average rate per minute of use. The latter was caused by the CPP principle of settlement rates introduced by the Ukrainian Parliament in the late 2003, which has increased revenue and settlement rates to Ukrainian mobile networks.

Carrier and Operator Services. Revenue from Carrier and Operator Services increased by 55% to $198.9 million for the year ended December 31, 2004 from $128.5 million for the year ended December 31, 2003. The primary reason for the increase is due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's revenue from Carrier and Operator Services was $21.6 million for the year ended December 31, 2004. Also, revenue increased by approximately $2.5 million due to the 2004 acquisitions of ST-HOLDING, Balticom, and Buzton. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $4.7 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. We have expanded our operations with existing partners and added a number of new carriers specifically in the regions with increased volumes of traffic, including VoIP. In addition, we continue to expand our business with major cellular providers both in the capital and in the regions, which helped offset general tariff declines, although pricing pressures still exist.

Revenue for the Carrier and Operator Services division of GTU increased by 71% to $19.8 million for the year ended December 31, 2004 from $11.6 million for the year ended December 31, 2003. The increase in revenue was due to a 91 % increase in incoming international traffic which we are able to terminate in a number of cities in Ukraine, offset by a 34% decrease in outgoing international traffic.

42-43


Consumer Internet Services: Revenue from Consumer Internet Services increased by 48% to $45.5 million for the year ended December 31, 2004 from $30.8 million for the year ended December 31, 2003. The increase is largely the result of increases in the number of dial-up Internet subscribers from 363,545 at December 31, 2003 to 413,351 at December 31, 2004 and the average revenue per Internet subscriber increasing from approximately $8.39 per month to approximately $9.03 per month over the same period.

Mobile Services. Revenue from Mobile Services increased by 14% to $15.8 million for the year ended December 31, 2004 from $13.9 million for the year ended December 31, 2003. Active subscribers increased from 40,026 at December 31, 2003 to 57,490 at December 31, 2004 due to an increase in the number of prepaid subscribers driven by the overall Ukrainian mobile market growth. The average revenue per active subscriber has decreased by 11 % to approximately $27.23 per month due to the decrease in the subscription fee for the tariff plan which allows for unlimited local calls for a fixed payment as well as decrease in the number of the subscribers using the said tariff plan and due to an increase in the share of prepaid subscribers with lower activity and no fixed charge.

EXPENSES

The following table shows our principal expenses for the years ended December 31, 2003, and December 31, 2004:

                                                                  CONSOLIDATED EXPENSES   CONSOLIDATED EXPENSES
                                                                     FOR THE YEAR ENDED      FOR THE YEAR ENDED
US$ MILLIONS                                                          DECEMBER 31, 2003       DECEMBER 31, 2004
------------                                                      ---------------------   ---------------------

COST OF REVENUE
Business and Corporate Services                                        $           84.8      $          141.2
Carrier and Operator Services                                                      74.9                 127.5
Consumer Internet Services                                                         20.2                  26.9
Mobile Services                                                                     2.8                   6.0
Eliminations                                                                       (1.6)                 (1.0)
                                                                       ----------------      ----------------
TOTAL COST OF REVENUE                                                             181.1                 300.6

Selling, general and administrative                                                64.4                 112.9
Depreciation and amortization                                                      45.3                  75.0
Equity in earnings of ventures                                                     (4.7)                 (0.3)
Interest income                                                                    (1.1)                 (1.1)
Interest expense                                                                    2.0                   0.6
Foreign currency (gain)/ loss                                                       0.2                  (0.7)
Provision for income taxes                                             $           17.4      $           30.7

COST OF REVENUE

Our cost of revenue increased by 66% to $300.6 million for the year ended December 31, 2004 from $181.1 million for the year ended December 31, 2003.

Business and Corporate Services: Cost of revenue from BCS increased by 67% to $141.2 million, or 43% of revenue, for the year ended December 31, 2004 from $84.8 million, or 45% of revenue, for the year ended December 31, 2003. The primary reason for the increase in cost of revenue and the decrease in cost of revenue as a percentage of revenue was due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's cost of revenue from BCS was $36.0 million for the year ended December 31, 2004, or 40% of its revenue. BCS cost of revenue increased by approximately $3.2 million due to the 2004 acquisitions of ST-HOLDING, Balticom, and Buzton. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $1.1 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. Cost of revenue as a percentage of revenue decreased as we leveraged the fixed cost portion of our operations over increased volumes.

                                                      (GOLDEN TELECOM INC. LOGO)


Cost of revenue for the BCS division of GTU increased by 60% to $14.6 million, or 51% of revenue, for the year ended December 31, 2004 from $9.1 million, or 48% of revenue, for the year ended December 31, 2003. Cost of revenue increased as a percentage of revenue due to the increased volume of lower margin traffic to mobile networks.

Carrier and Operator Services: Cost of revenue from Carrier and Operator Services increased by 70% to $127.5 million, or 64% of revenue, for the year ended December 31, 2004 from $74.9 million, or 58% of revenue, for the year ended December 31, 2003. The primary reason for the increase in cost of revenue was due to the acquisition of 100% ownership interest in Comincom in the fourth quarter of 2003. We began consolidating Comincom into our results of operations from December 1, 2003. Comincom's cost of revenue from Carrier and Operator Services was $12.4 million, or 57% of its revenue, for the year ended December 31, 2004. Also, cost of revenue increased by approximately $0.2 million due to the 2004 acquisition of ST-HOLDING, Balticom, and Buzton. The increase in cost of sales resulting from these acquisitions was minimal since the vast majority of their cost of revenue is incurred with other majority-owned subsidiaries and is, therefore, eliminated in consolidation. We began consolidating these three companies into our results at various points during the first half of 2004. Additionally, $1.2 million of the total increase is due to 2004 being the first full year that we consolidated the results of Sibchallenge, an August 2003 acquisition. The increase in cost of revenue as a percentage of revenue resulted from settlements to other operators not decreasing in line with the pricing concessions to our customers partially offset by operational improvements in terms of efficient use of available network resources. In addition, the cost of revenue as a percentage of revenue increased due to higher volumes of lower margin VoIP sales.

Cost of revenue for the Carrier and Operator Services division of GTU increased by 98% to $16.0 million, or 81% of revenue, for the year ended December 31, 2004 from $8.1 million, or 70% of revenue, for the year ended December 31, 2003. Cost of revenue increased as a percentage of revenue due to a 91% increase in lower margin international incoming traffic and a 34% decrease in higher margin international outgoing traffic.

Consumer Internet Services: Cost of revenue from Consumer Internet Services increased by 33% to $26.9 million, or 59% of revenue, for the year ended December 31, 2004 from $20.2 million, or 66% of revenue, for the year ended December 31, 2003. The decrease as a percentage of revenue was mainly due to leveraging the fixed cost portion of our operations over increased volumes.

Mobile Services: Cost of revenue from Mobile Services increased by 114% to $6.0 million, or 38% of revenue, for the year ended December 31, 2004 from $2.8 million, or 20% of revenue, for the year ended December 31, 2003. The cost of revenue as a percentage of revenue increased due to the introduction of the CPP principle by the Ukrainian Parliament in the third quarter of 2003 as settlement costs for traffic to other mobile networks increased.

SELLING, GENERAL AND ADMINISTRATIVE

Our selling, general and administrative expenses increased by 75% to $112.9 million, or 19% of revenue, for the year ended December 31, 2004 from $64.4 million, or 18% of revenue, for the year ended December 31, 2003. The primary reason for the increase was acquisitions occurring in late 2003 and in 2004. Other factors contributing to the increase were reserves and write-offs of unrecoverable value-added taxes in certain subsidiaries, increased bad debt expense due to uncollectible receivables in Comincom, expenses associated with the December 1, 2004 legal merger and integration of Comincom including expense charges related to payroll and assets taxes directly related to the legal merger, increase in cost related to increases in temporary staffing, cost associated with new senior management recruitment and employment, and additional expenses associated with Sarbanes-Oxley compliance. In addition, in the third quarter of 2004, we incurred $3.6 million in consulting fees in association with the transfer of 20% of our ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner.

DEPRECIATION AND AMORTIZATION

Our depreciation and amortization expenses increased by 66% to $75.0 million for the year ended December 31, 2004 from $45.3 million for the year ended December 31, 2003. The increase was due in part to depreciation on continuing capital expenditures of the consolidated entities, but primarily relates to our acquisition of the 100% ownership interest in Comincom and subsequent consolidation of Comincom as of December 1, 2003 into our results of operations. As a result of consolidating Comincom, depreciation and amortization increased by $18.9 million for the year ended December 31, 2004.

44-45


EQUITY IN EARNINGS OF VENTURES

The earnings after interest and tax charges from our investments in non-consolidated ventures decreased to $0.3 million for the year ended December 31, 2004 from $4.7 million for the year ended December 31, 2003. The decrease in equity in earnings was mainly due to receiving a $4.7 million distribution from MCT in the fourth quarter of 2003.

INTEREST INCOME

Our interest income for the year ended December 31, 2004 remained unchanged from the $1.1 million for the year ended December 31, 2003.

INTEREST EXPENSE

Our interest expense was $0.6 million for the year ended December 31, 2004 down from $2.0 million for the year ended December 31, 2003. Debt, excluding capital lease obligations, at December 31, 2004 was $0.2 million compared to $1.2 million at December 31, 2003. On June 30, 2003, we settled $30.0 million of outstanding debt plus accrued interest under a credit facility with ZAO Citibank.

FOREIGN CURRENCY GAIN (LOSS)

Our foreign currency gain was $0.7 million for the year ended December 31, 2004, compared to a foreign currency loss of $0.2 million for the year ended December 31, 2003. The improvement in foreign currency loss is due to the combination of movements in exchange rates and changes in the amount of net monetary assets that we have denominated in foreign currencies.

MINORITY INTEREST

Our minority interest was $1.5 million for the year ended December 31, 2004, compared to a $0.5 million for the year ended December 31, 2003. The increase was the result of minority interests in the earnings of GTU, ZAO Samara Telecom, ZAO WestBalt Telecom and Buzton. Except for GTU, each of these consolidated subsidiaries was acquired during the first half of 2004. Minority interests in the earnings of GTU arose in 2004 due to the sale of a non-controlling interest to our local partners in Ukraine.

PROVISION FOR INCOME TAXES

Our charge for income taxes was $30.7 million for the year ended December 31, 2004 compared to $17.4 million for the year ended December 31, 2003. Our effective tax rate was 32% for the year ended December 31, 2004 compared to 24% for the year ended December 31, 2003 partly as a result of increases in non-deductible expenses in 2004, versus recording a deferred tax benefit related to the reversal of a deferred tax asset valuation allowance in 2003. The overall increase in income tax expense is primarily due to the acquisition of 100% ownership interest in Comincom and subsequent consolidation of Comincom from December 1, 2003 into our results of operations. In addition, there were increased levels of taxable profits being incurred in our Russian and Ukrainian subsidiaries in the year ended December 31, 2004 as compared to the year ended December 31, 2003.

NET INCOME AND NET INCOME PER SHARE

Our net income for the year ended December 31, 2004 was $64.8 million, compared to a net income of $55.4 million for the year ended December 31, 2003.

Our net income per share of common stock decreased to $1.79 for the year ended December 31, 2004, compared to a net income per share of $1.95 for the year ended December 31, 2003. The decrease in net income per share of common stock was due to the increase in net income partly offset by an increase in the number of weighted average shares to 36,225,531 in the year ended December 31, 2004, compared to 28,467,677 in the year ended December 31, 2003. The increase in outstanding shares was a direct result of the Comincom acquisition and employee stock option exercises.

Our net income per share of common stock on a fully diluted basis decreased to $1.77 for the year ended December 31, 2004, compared to a net income per common share of $1.90 for the year ended December 31, 2003. The decrease in net income per share of common stock on a fully diluted basis was due to the increase in net income partly offset by an increase in the number of weighted average shares assuming dilution to 36,552,547 the year ended December 31, 2004, compared to 29,106,540 for the year ended December 31, 2003.

CONSOLIDATED FINANCIAL POSITION

Significant Changes in Consolidated Financial Position at December 31, 2004 compared to Consolidated Financial Position at December 31, 2003

ACCOUNTS RECEIVABLE

Accounts receivable increased from December 31, 2003 to December 31, 2004 as a result of increased revenue during the period ended December 31, 2004 and slower collections from customers.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005

INTANGIBLE ASSETS

Our intangible assets increased at December 31, 2004 as compared to December 31, 2003 as a result of our acquisition of ST-HOLDING in February 2004, our acquisition of Balticom Mobile in April 2004, Buzton in May 2004 and the build out of new numbering capacity.

MINORITY INTEREST

Our minority interest increased at December 31, 2004 as compared to December 31, 2003 as a result of minority interests in the equity of GTU, ZAO Samara Telecom, ZAO WestBalt Telecom and Buzton. Except for GTU, each of these consolidated subsidiaries was acquired during the first half of 2004. Minority interests in the earnings of GTU arose in 2004 due to the sale of a non-controlling interest to our local partners in Ukraine.

STOCKHOLDERS' EQUITY

Shareholders' equity increased from December 31, 2003 to December 31, 2004 as a result of our net income of $64.8 million, cash proceeds of approximately $4.9 million received from the exercise of employee stock options, partially offset by declaring and paying $29.0 million dividends for the year ended December 31, 2004.

In addition, we transferred 20% of the ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner in August 2004. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU was recorded as a credit to the consolidated equity.

In the third quarter of 2004, management determined that we have been inadvertently carrying accruals for estimated taxes, other than income taxes. Management concluded these accruals for estimated taxes should have been considered unnecessary and reversed prior to January 1, 2000. The net effect of the correction of this non-cash error was to reduce current liabilities and non-current liabilities by $2.0 million each with an offsetting decrease to accumulated deficit of $4.0 million in all periods presented.

INCOME TAXES

Our effective rate of income tax differs from the US statutory rate due to the impact of the following factors: (1) different income tax rates and regulations apply in the countries where we operate; (2) expenses non-deductible on the income tax return; (3) write-offs of certain assets are not deductible for tax purposes; and (4) changes in the valuation allowance for deferred tax assets. We currently have deferred tax assets arising from deductible temporary differences in our non-US subsidiaries. Due to the continued profitability of these subsidiaries, we anticipate that these deferred tax assets will be realized through the generation of future taxable income. We also have deferred tax assets related to net operating loss carry-forwards and deductible temporary differences for US federal income tax purposes. In 2005, we recorded a full valuation allowance against these deferred tax assets due to our reassessment of sources of future taxable income in the United States. We have also recorded a deferred tax asset related to net operating loss carry-forwards for Cyprus tax purposes. However, we have recorded a full valuation allowance since we do not anticipate recognizing taxable income in our Cyprus entity in the foreseeable future.

LIQUIDITY AND CAPITAL RESOURCES

Our cash and cash equivalents was $67.2 million and $53.7 million as of December 31, 2005, and December 31, 2004, respectively. Our total restricted cash was $0.6 million and $1.0 million as of December 31, 2005, and December 31, 2004, respectively. The restricted cash is maintained in connection with certain of our debt obligations as described below.

During the year ended December 31, 2005, we had net cash inflows of $174.3 million from our operating activities. During the year ended December 31, 2004, we had net cash inflows of $145.2 million from our operating activities. This increase in net cash inflows from operating activities at December 31, 2005, is mainly due to the increase of net income as a result of increased revenues.

During the year ended December 31, 2005, we received approximately $662.9 million in cash from our customers for services and we paid approximately $449.0 million to suppliers and employees. During the year ended December 31, 2004, we received approximately $566.8 million in cash from our customers for services and we paid approximately $386.1 million to suppliers and employees.

We used cash of $133.1 million and $128.5 million for investing activities for the year ended December 31, 2005, and 2004, respectively, which were principally attributable to building our telecommunications networks and acquisitions. Network investing activities totaled $118.2 million for the year ended December 31, 2005, and included capital expenditures principally attributable to building out our telecommunications network. The majority of network investing activities related to construction of last mile access, the construction of our FTN, and the intercity fiber project and network upgrades as

46-47



a result of increased customer connections. Network investing activities totaled $114.6 million for the year ended December 31, 2004. With respect to capital expenditures in 2006, we expect that these expenditures will increase by approximately 2%, in terms of a percentage of revenues, up from 20% of revenues in 2005, to approximately 22% of revenues in 2006. The capital expenditures increase is largely attributable to the implementation of our broadband strategy, the construction of the FTN, and the build out of the fiber optic network.

MINORITY INTEREST

We used cash of $18.1 million for the year ended December 31, 2005, for acquisitions which include Dicom, Sakhalin Telecom, Sochitelecom, and Rascom. We used cash of $15.5 million for the year ended December 31, 2004, for acquisitions which include ST-HOLDING, Buzton, Uralrelcom, and Balticom Mobile.

For the year ended December 31, 2005, we received $1.4 million net proceeds from the exercise of employee stock options and for the year ended December 31, 2004, we received $4.9 million net proceeds from the exercise of employee stock options. In 2005, we also received a $3.8 million cash contribution from our minority partner in Ukraine.

In 2005, we paid quarterly dividends of $0.20 per common share to shareholders totaling $29.1 million. In February 2006 our Board of Directors declared a cash dividend of $0.20 per common share to shareholders of record as of March 17, 2006. The total amount of payable of approximately $7.3 million will be paid to shareholders on March 31, 2006.

We had working capital of $79.1 million as of December 31, 2005, and $83.8 million as of December 31, 2004. At December 31, 2005, we had a negligible amount of long-term debt, excluding capital lease obligations. At December 31, 2004, we had total debt, excluding capital lease obligations, of approximately $0.2 million, none of which were current maturities. Total debt included amounts that were fully collateralized by restricted cash.

As part of our drive to increase our network capacity, reduce costs and improve the quality of our service, we have leased additional fiber optic and satellite-based network capacity; the terms of these leases are generally five years or more and can involve significant advance payments. As demand for our telecommunication services increases we expect to enter into additional capacity agreements and may make significant financial commitments, in addition to our existing commitments. In the year ended December 31, 2005, we entered into approximately $68.3 million of satellite transponder capacity agreements generally with terms of 10 years.

In August 2005, we entered into a lease for fiber optic capacity, including facilities and maintenance, on major routes within Ukraine. The lease has a term of five years and total payments of $4.1 million. The first year of the lease has been prepaid while payments should be made on a monthly basis in subsequent years.

In order to comply with the known long distance license requirements and to be operational in 2006, we incurred approximately $12.6 million in capital expenditures and approximately $1.0 million in operational expenditures in 2005. In total, we estimate that we will need to make capital expenditures of approximately $50.0 million in order to fulfill the network requirements, specified in the Interconnection Rules and to successfully implement our long distance license. However, there are still unknown and yet to be clarified portions of the laws and regulations that will affect both the timing and cost of the long distance license implementation.

Some of our operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a back-to-back, seven-year credit facility for up to $22.7 million from a Russian subsidiary of Citibank. Under this facility, we provide full cash collateral, held in London, and recorded on our balance sheet as restricted cash, for onshore loans made by the bank to our Russian registered joint ventures. In a second, similar facility, we provide full cash collateral for a short term back-to-back, revolving, credit facility for up to $10.0 million from the same bank for two of our larger Russian operating companies. The funding level as of December 31, 2005, for all these facilities totaled $0.2 million was funded to our non-consolidated entities.

In the future, we may execute large or numerous acquisitions, which may require external financing most likely to be raised through secured or unsecured borrowings. However, we may also raise the required funding through a dilutive equity issuance, through the divestment of non-core assets, or combinations of the above. In case large or numerous acquisitions do not materialize, we expect our current sources of funding to finance our capital requirements. The actual amount and timing of our future capital requirements may differ materially from our current estimates because of changes or fluctuations in our anticipated acquisitions, investments, revenue, operating costs, technology and network expansion plans and access to alternative sources of financing on favorable terms. Further, in order for us to

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


compete successfully, we may require substantial capital to continue to develop our networks and meet the funding requirements of our operations. We will also require capital for other acquisition and business development initiatives. We expect to fund these requirements through cash on hand, cash flow from operations, proceeds from additional equity and debt offerings, and debt financing facilities.

We may not be able to obtain additional financing on favorable terms. As a result, we may become subject to additional or more restrictive financial covenants, our interest obligations may increase significantly and our shareholders may be adversely diluted. Our failure to generate sufficient funds in the future, whether from operations or by raising additional debt or equity capital, may require us to delay or abandon some or all of our anticipated expenditures, to sell assets, or both, which could have a material adverse effect on our operations.

In late 2006 and subsequent years, we may incur significant cash outlays to settle SARs issued in 2005 to our CEO, senior management, and other employees. These cash outlays could be especially significant if our stock price exceeds $50.00 per share prior to certain deadlines specified in the SAR plans occurring in the second half of 2008. The terms of these SARs are described in detail in the "Other developments" section in this Management's Discussion and Analysis of Financial Condition and Results of Operations.

As of December 31, 2005, we had the following contractual obligations, including short- and long-term debt arrangements commitments for future payments under non-cancelable lease arrangements and purchase obligations:


                                                             LESS THAN               1-3              4-5
US$'000s                                       TOTAL            1 YEAR             YEARS             YEARS        THEREAFTER
----------------------------------     -------------     -------------     -------------     -------------     -------------
PAYMENTS DUE BY PERIOD
Long-term debt                         $          27     $          --     $          27     $          --     $          --
Capital lease obligations                      4,758             2,179             2,245               334                --
Non-cancelable lease obligations              16,782             9,514             6,600               514               154
Purchase obligations (1)                      86,841            28,375            29,000            14,473            14,993
                                       -------------     -------------     -------------     -------------     -------------
TOTAL CONTRACTUAL CASH OBLIGATIONS     $     108,408     $      40,068     $      37,872     $      15,321     $      15,147
                                       -------------     -------------     -------------     -------------     -------------


QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Our treasury function has managed our funding, liquidity and exposure to interest rate and foreign currency exchange rate risks. Our investment treasury operations are conducted within guidelines that have been established and authorized by our audit committee. In accordance with our policy, we do not enter into any treasury management transactions of a speculative nature.

The ruble and the hryvna are generally non-convertible outside Russia and Ukraine, respectively, so our ability to hedge against devaluation by converting to other currencies is significantly limited. Further, our ability to convert rubles and hryvna into other currencies in Russia and Ukraine, respectively, is subject to rules that restrict the purposes for which conversion and the payment of foreign currencies are allowed.

Given that much of our operating costs are indexed to or denominated in USD, including employee compensation expense, capital expenditure and interest expense, we have taken specific steps to minimize our exposure to fluctuations in the appropriate foreign currency. Although local currency control regulations require us to collect virtually all of our revenue in local currency, our subsidiaries generally either price or invoice in USD or index their invoices and collections to the applicable USD exchange rate. Customer contracts may include clauses allowing additional invoicing if the applicable exchange rate changes significantly between the invoice date and the date of payment, favorable terms for early or prepayments and heavy penalty clauses for overdue payments. Maintaining the USD value of our revenue subjects us to additional tax on exchange gains.

----------
(1) Purchase obligations primarily include our contractual legal obligations for the future purchase of equipment, interconnect, and satellite transponder capacity.

48-49



Although we are attempting to match revenue, costs, borrowing and repayments in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

Our cash and cash equivalents are held largely in interest bearing accounts, in USD, however we do have bank accounts denominated in Russian rubles and Ukrainian hryvna. The book values of such accounts at December 31, 2005 and 2004 approximate their fair value. Cash in excess of our immediate operating needs is invested in US money market instruments. In accordance with our investment policy, we maintain a diversified portfolio of low risk, fully liquid securities.

We are exposed to market risk from changes in interest rates on our obligations and we also face exposure to adverse movements in foreign currency exchange rates. We have developed risk management policies that establish guidelines for managing foreign currency exchange rate risk and we also periodically evaluate the materiality of foreign currency exchange exposures and the financial instruments available to mitigate this exposure.

The following table provides information (in thousands) about our cash equivalents and debt obligations that are sensitive to changes in interest rates.


                                                                                                           2005         2004
US$'000s                          2006         2007        2008        2009        2010    THEREAFTER     TOTAL        TOTAL
--------------------------     -------      -------     -------     -------     -------    ----------   -------      -------
Cash equivalents               $67,176      $    --     $    --     $    --     $    --     $    --     $67,176      $53,699
Note receivable                $ 1,494      $    --     $    --     $    --     $    --     $    --     $ 1,494      $ 3,832
Fixed rate                        7.00%          --          --          --          --          --        7.00%        7.00%
Long-term debt,
including current portion:
Variable rate                  $    27      $    --     $    --     $    --     $    --     $    --     $    27      $   200
Average interest rate               --           --          --          --          --          --          --           --

                                                      (GOLDEN TELECOM INC. LOGO)

The following table provides information about our financial instruments by local currency and where applicable, presents such information in USD equivalents (in thousands). The table summarizes information on instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations.

Our interest income and expense are most sensitive to changes in the general level of U.S. interest rates. In this regard, changes in U.S. interest rates affect the interest earned on our cash equivalents and short-term investments as well as interest paid on debt.


                                                                                                        2005        2004
US$'000s                        2006        2007        2008        2009        2010     THEREAFTER    TOTAL       TOTAL
------------------------     -------     -------     -------     -------     -------     ----------  -------     -------
ASSETS
CURRENT ASSETS
Russian rubles               $73,463     $    --     $    --     $    --     $    --     $    --     $73,463     $57,969
Closing foreign currency
exchange rate                  28.78          --          --          --          --          --          --          --
Ukrainian Hryvna             $ 7,135     $    --     $    --     $    --     $    --     $    --     $ 7,135     $ 6,692
Closing foreign currency
exchange rate                   5.05          --          --          --          --          --          --          --
Kazakhstan Tenge             $ 1,267     $    --     $    --     $    --     $    --     $    --     $ 1,267     $   875
Closing foreign currency      133.77          --          --          --          --          --          --          --
exchange rate
Uzbekistan Soom              $ 1,073     $    --     $    --     $    --     $    --     $    --     $ 1,073     $   546
Closing foreign currency
exchange rate                  1,180          --          --          --          --          --          --          --


LIABILITIES
CURRENT LIABILITIES
Russian rubles               $21,528     $    --     $    --     $    --     $    --     $    --     $21,528     $25,268
Closing foreign currency
exchange rate                  28.78          --          --          --          --          --          --          --
Ukrainian Hryvna             $ 3,696     $    --     $    --     $    --     $    --     $    --     $ 3,696     $ 4,906
Closing foreign currency
exchange rate                   5.05          --          --          --          --          --          --          --
Kazakhstan Tenge             $    57     $    --     $    --     $    --     $    --     $    --     $    57     $    49
Closing foreign currency
exchange rate                 133.77          --          --          --          --          --          --          --
Uzbekistan Soom              $   156     $    --     $    --     $    --     $    --     $    --     $   156     $   359
Closing foreign currency
exchange rate                  1,180          --          --          --          --          --          --          --

50-51


SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

Certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other parts of this document, including, without limitation, those concerning (i) future acquisitions and capital expenditures including our strategy of regional expansion; (ii) projected traffic volumes and other growth indicators; (iii) anticipated revenues and expenses; (iv) our competitive environment; (v) the future performance of consolidated and equity method investments; (vi) our intention to offer our services under the Golden Telecom brand; (vii) our business and growth strategy, (viii) our intentions to expand our fiber optic capacity, broadband capacity, DSL, and add transmission capacity; (ix) our intention to continue to use the assets of recently acquired companies in the manner such assets were previously used; (x) the deployment of our FTN and the effect of such deployment including expected increases in revenues from our DLD/ILD license, (xi) the impact of critical accounting policies, and (xii) the political, regulatory and financial situation in the markets in which we operate, including macroeconomic growth, the inflow of direct foreign investment and the effect of the Telecommunications Law and its supporting regulations, are forward-looking and concern the Company's projected operations, economic performance and financial condition. These forward-looking statements are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. It is important to note that such statements involve risks and uncertainties and that actual results may differ materially from those expressed or implied by such forward-looking statements. Among the key factors that have a direct bearing on the Company's results of operations, economic performance and financial condition are the commercial and execution risks associated with implementing the Company's business plan, including our assessment of additional provisions, our ability to effectively deploy our FTN, our ability to develop our fiber optic, broadband and DSL strategies, our ability to integrate recently acquired companies into our operations, the political, economic and legal environment in the markets in which the Company operates, including the impact of the new Telecommunications Law and its supporting regulations, increasing competitiveness in the telecommunications and Internet-related businesses that may limit growth opportunities, and increased and intense downward price pressures on some of the services that we offer. These and other factors are discussed herein under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report.

Additional information concerning factors that could cause results to differ materially from those in the forward-looking statements are contained in this Annual Report.

In addition, any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as "will likely result," "are expected to," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Report and investors, therefore, should not place undue reliance on any such forward-looking statements.

Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors may emerge from time to time, and it is not possible for management to predict all of such factors. Further, management cannot assess the impact of each such factor on the Company's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Report of Independent Registered
Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GOLDEN TELECOM, INC.

We have audited the accompanying consolidated balance sheets of Golden Telecom, Inc. as of December 31, 2004 and 2005, and the related consolidated statements of operations, cash flows, and shareholders' equity for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Golden Telecom, Inc. at December 31, 2004 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Golden Telecom, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 15, 2006 expressed an unqualified opinion thereon.


/s/ ERNST & YOUNG LLC

ERNST & YOUNG LLC
Moscow, Russia
March 15, 2006

52-53


CONSOLIDATED BALANCE SHEETS

                                                                                    AT DECEMBER 31,
                                                                                --------------------------
US$'000s (EXCEPT PER SHARE DATA)                                                      2004            2005
                                                                                ----------      ----------
ASSETS
CURRENT ASSETS
Cash and cash equivalents                                                       $   53,699      $   67,176
Accounts receivable, net of allowance for doubtful accounts of $23,205
and $27,327 at December 31, 2004 and 2005, respectively                             89,177          91,709
VAT receivable                                                                      19,022          21,986
Prepaid expenses                                                                    13,793           8,083
Deferred tax asset                                                                   7,863           8,994
Other current assets                                                                16,738          13,009
                                                                                ----------      ----------
TOTAL CURRENT ASSETS                                                               200,292         210,957

PROPERTY AND EQUIPMENT:
Telecommunications equipment                                                       396,060         494,097
Telecommunications network held under capital leases                                28,958          32,538
Furniture, fixtures and equipment                                                   34,721          41,524
Other property                                                                      12,797          16,374
Construction in progress                                                            61,136          70,470
                                                                                ----------      ----------
                                                                                   533,672         655,003
Accumulated depreciation                                                          (185,781)       (247,096)
                                                                                ----------      ----------
Net property and equipment                                                         347,891         407,907

GOODWILL AND INTANGIBLE ASSETS:
Goodwill                                                                           146,254         149,249
Telecommunications service contracts, net of accumulated amortization of
$21,917 as of December 31, 2004 and $32,009 as of December 31, 2005                 70,333          67,357
Contract-based customer relationships, net of accumulated amortization of
$10,883 as of December 31, 2004 and $18,241 as of December 31, 2005                 25,966          18,608
Licenses, net of accumulated amortization of $2,515 as of December 31, 2004
and $3,182 as of December 31, 2005                                                   1,843           3,994
Other intangible assets, net of accumulated amortization of $6,684
as of December 31, 2004 and $7,216 as of December 31, 2005                           3,174           3,921
                                                                                ----------      ----------
Net goodwill and intangible assets                                                 247,570         243,129
Restricted cash                                                                      1,012             566
Other non-current assets                                                             9,003          19,652
                                                                                ----------      ----------
TOTAL ASSETS                                                                    $  805,768      $  882,211
                                                                                ==========      ==========


The accompanying notes are an integral part of these financial statements.

                                  (GOLDEN TELECOM INC. LOGO)  ANNUAL REPORT 2005

                                                                         AT DECEMBER 31,
                                                                    --------------------------
US$'000s (EXCEPT PER SHARE DATA)                                          2004            2005
                                                                    ----------      ----------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses                               $   81,474      $   89,404
VAT Payable                                                             14,235          17,190
Current capital lease obligations                                        2,301           1,941
Deferred revenue                                                        11,761          16,799
Due to affiliates and related parties                                    3,199           2,470
Other current liabilities                                                3 572           4,079
                                                                    ----------      ----------
TOTAL CURRENT LIABILITIES                                              116,542         131,883

Long-term debt, less current portion                                       200              27
Long-term deferred tax liability                                        24,244          22,287
Long-term deferred revenue                                              23,124          30,878
Long-term capital lease obligations                                      1,538           2,340
Other non-current liabilities                                            2,001              --
                                                                    ----------      ----------
TOTAL LIABILITIES                                                      167,649         187,415

Minority interest                                                       11,738          19,693

SHAREHOLDERS' EQUITY
Preferred stock, $0.01 par value (10,000,000 shares authorized;
none issued and outstanding at December 31, 2004 and 2005)                  --              --
Common stock, $0.01 par value (100,000,000 shares authorized;
36,322,490 and 36,458,490 shares issued and outstanding at
December 31, 2004 and 2005, respectively)                                  363             365
Additional paid-in capital                                             669,777         671,998
Deferred equity compensation                                                --            (455)
Retained earnings (accumulated deficit)                                (43,759)          3,195
                                                                    ----------      ----------
TOTAL SHAREHOLDERS' EQUITY                                             626,381         675,103
                                                                    ----------      ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                          $  805,768      $  882,211
                                                                    ----------      ----------


The accompanying notes are an integral part of these financial statements.

54-55


Consolidated Statements of Operations

                                                                                YEAR ENDED DECEMBER 31,
                                                                          ---------------------------------------
US$'000s (EXCEPT PER SHARE DATA)                                               2003           2004           2005
                                                                          ---------      ---------      ---------
REVENUE:
Telecommunication services                                                $ 358,724      $ 581,521      $ 662,742
Revenue from affiliates and related parties                                   1,810          2,457          4,637
                                                                          ---------      ---------      ---------
TOTAL REVENUE                                                               360,534        583,978        667,379

OPERATING COSTS AND EXPENSES:
Access and network services (excluding depreciation and amortization)       181,085        300,588        347,532
Selling, general and administrative (excluding depreciation
and amortization)                                                            64,384        112,855        119,890
Depreciation and amortization                                                45,334         74,999         84,015
                                                                          ---------      ---------      ---------
TOTAL OPERATING EXPENSES                                                    290,803        488,442        551,437
                                                                          ---------      ---------      ---------
INCOME FROM OPERATIONS                                                       69,731         95,536        115,942

OTHER INCOME (EXPENSE):
Equity in earnings of ventures                                                4,687            278            460
Interest income                                                               1,084          1,131          2,295
Interest expense                                                             (1,956)          (572)          (618)
Foreign currency gain (loss)                                                   (232)           660         (1,212)
                                                                          ---------      ---------      ---------
TOTAL OTHER INCOME                                                            3,583          1,497            925
                                                                          ---------      ---------      ---------

Income before minority interest and income taxes                             73,314         97,033        116,867
Minority interest                                                               480          1,506          2,978
Income taxes                                                                 17,399         30,744         37,816
                                                                          ---------      ---------      ---------
NET INCOME                                                                $  55,435      $  64,783      $  76,073
                                                                          ---------      ---------      ---------
BASIC EARNINGS PER SHARE OF COMMON STOCK:
Net income per share - basic                                              $    1.95      $    1.79      $    2.09
                                                                          ---------      ---------      ---------
Weighted average common shares outstanding - basic                           28,468         36,226         36,378
                                                                          ---------      ---------      ---------
DILUTED EARNINGS PER SHARE OF COMMON STOCK:
Net income per share - diluted                                            $    1.90      $    1.77      $    2.08
                                                                          ---------      ---------      ---------
Weighted average common shares outstanding - diluted                         29,107         36,553         36,605
                                                                          ---------      ---------      ---------
Cash dividends per share                                                  $      --      $    0.80      $    0.80
                                                                          ---------      ---------      ---------


The accompanying notes are an integral part of these financial statements.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Consolidated Statements of Cash Flows

                                                                        YEAR ENDED DECEMBER 31,
                                                                 ---------------------------------------
US$'000s                                                              2003           2004           2005
                                                                 ---------      ---------      ---------
OPERATING ACTIVITIES
Net income                                                       $  55,435      $  64,783      $  76,073

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Depreciation                                                        34,837         56,818         65,329
Amortization                                                        10,497         18,181         18,686
Equity in earnings                                                  (4,687)          (278)          (460)
Minority interest                                                      480          1,506          2,978
Foreign currency (gain) loss                                           232           (660)         1,212
Deferred tax benefit                                                (3,117)        (4,606)        (3,815)
Bad debt expense                                                     3,592         10,065          7,967
Other                                                                  (54)           (41)         1,223

CHANGES IN ASSETS AND LIABILITIES:
Accounts receivable                                                (15,302)       (22,964)       (10,316)
Accounts payable and accrued expenses                               (3,928)        26,288          4,295
Other assets and liabilities                                         9,031         (3,908)        11,134
                                                                 ---------      ---------      ---------

NET CASH PROVIDED BY OPERATING ACTIVITIES                           87,016        145,184        174,306

INVESTING ACTIVITIES
Purchases of property and equipment and intangible assets          (63,737)      (114,649)      (118,170)
Acquisitions, net of cash acquired                                 (12,282)       (15,522)       (18,085)
Restricted cash                                                        510             (7)           446
Distribution received from affiliated company                        4,733             --             --
Other investing                                                      2,704          1,705          2,743
                                                                 ---------      ---------      ---------

NET CASH USED IN INVESTING ACTIVITIES                              (68,072)      (128,473)      (133,066)

FINANCING ACTIVITIES
Repayment of debt                                                  (35,132)          (950)          (253)
Contribution from minority partner                                      --             --          3,840
Net proceeds from exercise of employee stock options                23,737          4,895          1,435
Cash dividends paid                                                     --        (28,998)       (29,119)
Other financing                                                     (1,910)        (3,385)        (3,210)
                                                                 ---------      ---------      ---------

NET CASH USED IN FINANCING ACTIVITIES                              (13,305)       (28,438)       (27,307)
Effect of exchange rate changes on cash and cash equivalents           (84)           246           (456)
                                                                 ---------      ---------      ---------

Net increase (decrease) in cash and cash equivalents                 5,555        (11,481)        13,477
Cash and cash equivalents at beginning of period                    59,625         65,180         53,699
                                                                 ---------      ---------      ---------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                       $  65,180      $  53,699      $  67,176
                                                                 =========      =========      =========


The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

                                                       YEARS ENDED DECEMBER 31, 2003, 2004, AND 2005
                                       ---------------------------------------------------------------------------------
                                                                                                    RETAINED
                                                                  ADDITIONAL        DEFERRED        EARNINGS
                                            COMMON STOCK             PAID-IN          EQUITY    (ACCUMULATED       TOTAL
US$'000s                                  SHARES        AMOUNT       CAPITAL    COMPENSATION        DEFICIT)      EQUITY
----------------------------------     ---------     ---------    ----------    ------------    ------------   ---------
BALANCE AT DECEMBER 31, 2002              27,021     $     270     $ 446,215     $      --      $(134,979)     $ 311,506
Exercise of employee stock options         1,919            19        23,834            --             --         23,853
Acquisition of OAO Comincom                7,008            70       193,415            --             --        193,485
Net income                                    --            --            --            --         55,435         55,435
                                       ---------     ---------     ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2003              35,948     $     359     $ 663,464     $      --      $ (79,544)     $ 584,279
Exercise of employee stock options           374             4         4,775            --             --          4,779
Sale of 20% of Golden Telecom
(Ukraine) (see note 17)                       --            --         1,538            --             --          1,538
Cash dividends paid                           --            --            --            --        (28,998)       (28,998)
Net income                                    --            --            --            --         64,783         64,783
                                       ---------     ---------     ---------     ---------      ---------      ---------
BALANCE AT DECEMBER 31, 2004              36,322     $     363     $ 669,777     $      --      $ (43,759)     $ 626,381
Issuance of restricted shares
(see note 9)                                  27             1           771          (772)            --             --
Compensation expense                          --            --            --           317             --            317
Exercise of employee stock options           109             1         1,450            --             --          1,451
Cash dividends paid                           --            --            --            --        (29,119)       (29,119)
Net income                                    --            --            --            --         76,073         76,073
                                       ---------     ---------     ---------     ---------      ---------      ---------

BALANCE AT DECEMBER 31, 2005              36,458     $     365     $ 671,998     $    (455)     $   3,195      $ 675,103
                                       =========     =========     =========     =========      =========      =========


The accompanying notes are an integral part of these financial statements.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Notes to Consolidated Financial Statements

NOTE 1: NATURE OF BUSINESS OPERATIONS
Golden Telecom, Inc. ("GTI" or the "Company") is a leading facilities-based provider of integrated telecommunication and Internet services in major population centers throughout Russia and other countries of the Commonwealth of Independent States ("CIS"). The Company offers voice, data and Internet services to corporations, operators and consumers using its metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan, and Uzbekistan, and via intercity fiber optic and satellite-based networks, including approximately 259 combined access points in Russia and other countries of the CIS. The Company offers mobile services in Kiev and Odessa in Ukraine. GTI was incorporated in Delaware on June 10, 1999 for the purpose of acting as a holding company for Global TeleSystems, Inc.'s ("GTS") operating entities within the CIS and supporting non-CIS holding companies (the "CIS Entities"). On September 29, 1999, GTS transferred its ownership rights in the CIS Entities to the Company in anticipation of the Company's initial public offering which closed on October 5, 1999.


NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

PRINCIPLES OF CONSOLIDATION

Wholly owned subsidiaries and majority owned ventures where the Company has operating and financial control are consolidated. All significant inter-company accounts and transactions are eliminated upon consolidation. Results of subsidiaries acquired and accounted for by the purchase method have been included in operations from the relevant date of acquisition.

Those ventures where the Company exercises significant influence, but does not exercise operating and financial control are accounted for by the equity method. The Company will discontinue applying the equity method of accounting for the Company's equity method investments when its share of the investees losses reduces the investments in and advances to ventures to zero. Thereafter, the Company will not provide for additional losses unless the Company has guaranteed obligations of the investee or is otherwise committed to provide further support for the investee. If the investee subsequently reports net income, the Company will resume the equity method only after the Company's share of net income equals the share of net loss not recognized during the period the equity method was suspended.

SALE OF SUBSIDIARY STOCK

The Company recognizes gains in the consolidated statement of operations for sales of subsidiary stock where the value of the proceeds can be objectively determined and realization of the gain is reasonably assured. The Company accounts for sales of subsidiary stock where the value of the proceeds can not be objectively determined or realization of the gain is not reasonable assured as an equity transaction in the Company's consolidated financial statements. Once the accounting treatment of the gain or loss on issuance of shares by a specific entity has been determined, the Company consistently follows that treatment for all future issuances of shares by that particular subsidiary.

FOREIGN CURRENCY TRANSLATION

The functional currency of all the Company's foreign subsidiaries is the United States dollar ("USD") because the majority of their revenues, costs, property and equipment purchased, and debt and trade liabilities is either priced, incurred, payable or otherwise measured in USD. Each of the legal entities domiciled in the CIS maintains its records and prepares its financial statements in the local currency, principally either Russian rubles or Ukrainian hryvna, in accordance with the requirements of domestic accounting and tax legislation. The accompanying financial statements differ from the financial statements used for statutory purposes in the CIS and other non-US jurisdictions in that they reflect certain adjustments, recorded on the entities' books, which are appropriate to present the financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The principal adjustments are related to revenue recognition, foreign currency translation, deferred taxation, consolidation, and depreciation and valuation of property and equipment and intangible assets.

The Company follows a remeasurement policy in accordance with Statement of Financial Accounting Standard ("SFAS") No. 52, "Foreign Currency Translation," as amended by SFAS No. 130, "Reporting Comprehensive Income". The temporal method is used for translating assets and liabilities of the Company's legal entities domiciled in the CIS and other non-United States jurisdictions. Accordingly, monetary assets and liabilities are translated at current exchange rates while non-monetary assets and liabilities are translated at their historical rates. Income and expense accounts are translated at average monthly rates of exchange. The resultant translation

58-59


adjustments are included in the operations of the subsidiaries and ventures. Generally, the ruble is not convertible outside of Russia. The official exchange rate which is established by the Central Bank of Russia is a reasonable approximation of market rate. The official exchange rates which are used for translation in the accompanying financial statements at the balance sheet date were 27.75 and 28.78 rubles per USD as of December 31, 2004 and 2005, respectively. Through December 31, 2002, Russia has been considered to be a highly inflationary environment. From January 1, 2003, Russia ceased to be considered as a highly inflationary economy. The change had no impact on the consolidated financial statements.

The translation of local currency denominated assets and liabilities into USD for the purpose of these financial statements does not indicate that the Company could realize or settle in USD the reported values of the assets and liabilities. Likewise, it does not indicate that the Company could return or distribute the reported USD value of capital to its shareholders.

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

The Company classifies cash on hand and deposits in banks, including commercial paper, money market accounts, and any other investments with an original maturity of three months or less from the date of purchase, that the Company may hold from time to time, as cash and cash equivalents. Restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of debt obligations that certain of the Company's consolidated subsidiaries and equity ventures have borrowed from such financial institution.

ACCOUNTS RECEIVABLE

Accounts receivable are shown at their net realizable value which approximates their fair value. The allowance for doubtful accounts is estimated by a combination of applying estimated loss percentages against the aging of accounts receivable and specific identification. Bad debt expense for the years ended December 31, 2003, 2004 and 2005 was $3.6 million, $10.1 million and $8.0 million, respectively.

INVENTORIES

Inventories, which are classified as other current assets, are stated at the lower of cost or market. Cost is computed on either a specific identification basis or a weighted average basis.

PROPERTY AND EQUIPMENT

Property and equipment is stated at cost. Depreciation is calculated on a straight-line basis over the lesser of the estimated lives, ranging from five to ten years for telecommunications equipment, three to five years for furniture, fixtures and equipment, and five to twenty years for other property, or their contractual term. Construction in process reflects amounts incurred for the configuration and build-out of telecommunications equipment not yet placed into service. Maintenance and repairs are charged to expense as incurred. The Company has included in property and equipment, capitalized leases in the amount of $29.0 million and $32.5 million at December 31, 2004 and 2005, respectively, with associated accumulated depreciation of $13.4 million and $17.7 million as of December 31, 2004 and 2005, respectively. Depreciation of assets recorded under capital leases is included with depreciation expense for the years ended December 31, 2003, 2004, and 2005.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of acquisition costs over the fair value of the net assets of acquired businesses. Beginning January 1, 2002, goodwill has been identified as an indefinite lived asset in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and accordingly amortization of goodwill ceased as of that date. Intangible assets, which are stated at cost, consist principally of telecommunications service contracts, contract based customer relationships, licenses, software and content and are amortized on a straight-line basis over the lesser of their estimated useful lives, generally five to ten years, or their contractual term. In accordance with Accounting Principles Board ("APB") Opinion No. 17, "Intangible Assets" and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company continues to evaluate the amortization period to determine whether events or circumstances warrant revised amortization periods. Additionally, the Company considers whether the carrying value of such assets should be reduced based on the future benefits.

GOODWILL IMPAIRMENT ASSESSMENT

Goodwill is reviewed annually, as of the beginning of the fourth quarter, for impairment or whenever it is determined that impairment indicators exist. The Company determines whether an impairment has occurred by assigning goodwill to the reporting units identified in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", and comparing the carrying amount of the reporting unit to the fair value of

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005

the reporting unit. If a goodwill impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the implied fair value of goodwill. No such losses were recognized in the three years ended December 31, 2003, 2004 and 2005.

LONG-LIVED ASSETS IMPAIRMENT

Long-lived assets to be held and used by the Company are reviewed to determine whether an event or change in circumstances indicates that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on such impairment indicators as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the fair value of the asset. The fair value of the asset is measured using discounted cash flow analysis or other valuation techniques. No such losses were recognized in the three years ended December 31, 2003, 2004 and 2005.

INCOME TAXES

The Company accounts for income taxes using the liability method required by SFAS No. 109, "Accounting for Income Taxes." For interim reporting purposes, the Company also follows the provisions of APB No. 28, "Interim Financial Reporting," which requires the Company to account for income taxes based on the Company's best estimate of the effective tax rate expected to be applicable for the full fiscal year on a current year-to-date basis. The rate so determined is based on the currently enacted tax rates of the Company in the United States and the Company's subsidiaries in Russia and other CIS countries and includes the Company's best estimate of the annual tax effect of non-deductible expenses, primarily related to amortization of intangible assets, foreign exchange and other permanent differences as well as the estimates as to the realization of certain deferred tax assets. Deferred income taxes result from temporary differences between the tax bases of assets and liabilities and the bases as reported in the consolidated financial statements. The Company does not provide for deferred taxes on the undistributed earnings of its foreign subsidiaries, as such earnings are generally intended to be reinvested in those operations permanently. In the case of non-consolidated entities, where our partner requests that a dividend be paid, the amounts are not expected to have a material impact on the Company's income tax liability. It is not practical to determine the amount of unrecognized deferred tax liability for such reinvested earnings.

REVENUE RECOGNITION

The Company records as revenue the amount of telecommunications and Internet services rendered, as measured primarily by the minutes of traffic processed and the time spent online using our Internet services. Revenue from service contracts is accounted for when the services are provided. Billings received in advance of service being performed are deferred and recognized as revenue as the service is performed. The Company also defers up front connection fees which are recognized over the estimated life of the customer. The Company recognizes revenue from equipment sales when title to the equipment passes to the customer. The Company defers the revenue on installed equipment until installation and testing are completed and accepted by the customer. Revenues are stated net of any value-added taxes charged to customers.

The Company has deferred connection fees and capitalized direct incremental costs related to connection fees, not exceeding the revenue deferred. The deferral of revenue and capitalization of cost of revenue related to connection fees will be recognized over the estimated life of the customer, which is five years in the Business and Corporate Services division and Operator and Carrier Services division and eighteen months for the customers in the Mobile Services division. The total amount of deferred connection fees revenue was $33.8 million and $47.7 million as of December 31, 2004 and 2005, respectively. The total amount of capitalized direct incremental costs related to connection fees was $8.0 million and $11.5 million as of December 31, 2004 and 2005, respectively.

In November 2002, the Financial Accounting Standards Board ("FASB") Emerging Issues Task Force issued its consensus concerning Revenue Arrangements with Multiple Deliverables ("EITF 00-21"). EITF 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables should be divided into separate units of accounting, and, if separation is appropriate, how the arrangement consideration should be measured and allocated to the identified accounting units. The guidance in EITF 00-21 is effective for revenue

60-61



arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of EITF 00-21 did not have a material impact on the Company's consolidated financial position or results of operations.

ADVERTISING

The Company expenses the cost of advertising as incurred. Advertising expenses for the years ended December 31, 2003, 2004 and 2005 were $5.2 million, $4.7 million and $4.4 million, respectively.

GOVERNMENT PENSION FUNDS

The Company contributes to the local state pension funds and social funds, on behalf of all its CIS employees. In Russia, all social contributions, including contributions to the pension fund, are made through a unified social tax ("UST") calculated by the application of a regressive rate from 26% to 2% to the annual gross remuneration of each employee which was 35.6% to 2% before January 1, 2005. In 2003 and 2004, the Company allocated UST to three social funds, including the pension fund, where the rate of contributions to the pension fund varied from 28% to 2%, respectively, depending on the annual gross salary of each employee. Starting from January 1, 2005, the Company allocates UST to the three social funds, including the pension fund, where the rate of contribution to the pension fund varies from 20% to 2%. The contributions are expensed as incurred.

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in equity of a business enterprise during a period from non-owner sources. For the years ended December 31, 2003, 2004 and 2005, comprehensive income for the Company is equal to net income.

OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of cash, cash equivalents, and accounts and notes receivable. Of the $67.2 million of cash and cash equivalents held at December 31, 2005, $32.4 million was held in United States ("US") money market instruments in US financial institutions. The remaining balance is being maintained in US-owned banks and local financial institutions within the CIS. The Company extends credit to various customers, principally in Russia and Ukraine, and establishes an allowance for doubtful accounts for specific customers that it determines to have significant credit risk. The Company generally does not require collateral to extend credit to its customers.

STOCK-BASED COMPENSATION

Until January 1, 2006, the Company followed the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for its Equity Participation Plan and Stock Appreciation Rights ("SAR"s) Plans. SFAS No. 123 establishes a fair value method of accounting for employee stock options and similar equity instruments. The fair value method requires compensation cost to be measured at the grant date based on the value of the award and to be recognized over the service period. SFAS No. 123 generally allowed companies to either account for stock-based compensation under the fair value method of SFAS No. 123 or under the intrinsic value method of APB No. 25, "Accounting for Stock Issued to Employees." The Company had elected to account for its stock-based compensation in accordance with the provisions of APB No. 25 and present pro forma disclosures of results of operations as if the fair value method had been adopted. The intrinsic value of the SARs, which are classified as liability awards, and the related compensation expense are re-measured at the end of each reporting period.

In December 2004, the FASB issued SFAS No. 123R (revised 2004), "Share Based Payment", which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" SFAS No. 123R supersedes APB No. 25, "Accounting for Stock Issued to Employees and amends SFAS No. 95, "Statement of Cash Flows". Under SFAS No. 123R, companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments. In April 2005, the Securities and Exchange Commission delayed the effective date of SFAS No. 123R until January 1, 2006 for calendar year companies.

SFAS No. 123R provides two alternatives for adoption: (1)a "modified prospective" method in which compensation cost is recognized for all awards granted subsequent to the effective date of this SFAS No. 123R as well as for the unvested portion of awards outstanding as of the effective date and (2) a "modified retrospective" method which follows the approach in the "modified prospective" method, but also permits entities to restate prior periods to reflect compensation cost calculated under SFAS No. 123 for pro forma amounts disclosure. The Company plans to adopt SFAS No. 123R using the modified

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


prospective method. As the Company currently accounts for stock options issued to employees in accordance with the intrinsic value method permitted under APB No. 25, no compensation expense is recognized. The Company currently accounts for SARs by remeasuring the intrinsic value of the SARs at each reporting period and adjusts compensation expense and the related liability for the change in intrinsic value. As of January 1, 2006, the Company will account for SARs at fair value, in compliance with SFAS No. 123R. The impact of adopting SFAS No. 123R cannot be accurately estimated at this time, as the incremental compensation expense will depend, among other factors, on the amount of share based awards granted in future periods. SFAS No. 123R also requires that tax benefits received in excess of compensation cost be reclassified from an operating cash flow to a financing cash flow in the Consolidated Statement of Cash Flows. This change in classification will reduce net operating cash flows and increase net financing cash flows in the periods after adoption.

The effect of applying SFAS No. 123 on the reported net income, as disclosed below is not representative of the effects on net income in future years due to the vesting period of the stock options, the effect of the adoption of SFAS No. 123R, as described above, with respect to SARs, and the fair value of additional stock options in future years.

                                                                                 TWELVE MONTHS ENDED DECEMBER 31,
                                                                             ----------------------------------------
US$'000s (EXCEPT PER SHARE DATA)                                                   2003           2004           2005
                                                                             ----------     ----------     ----------
NET INCOME, AS REPORTED                                                      $   55,435     $   64,783     $   76,073
Deduct: total stock-based employee compensation expense determined under
fair value based method for all awards, net of related tax effects                3,183          1,922            620
                                                                             ----------     ----------     ----------
PRO FORMA NET INCOME                                                         $   52,252     $   62,861     $   75,453
                                                                             ----------     ----------     ----------
NET INCOME PER SHARE:
Basic - as reported                                                          $     1.95     $     1.79     $     2.09
Basic - pro forma                                                                  1.84           1.74           2.07
Diluted - as reported                                                              1.90           1.77           2.08
Diluted - pro forma                                                                1.80           1.72           2.06

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN No. 46"). FIN No. 46 amended Accounting Research Bulletin No. 51, "Consolidated Financial Statements", and established standards for determining under what circumstances a variable interest ("VIE") should be consolidated with its primary beneficiary. FIN No. 46 also requires disclosure about VIEs that are not required to be consolidated but in which the reporting entity has a significant variable interest. In December 2003, the FASB revised certain implementation provisions of FIN No. 46. The revised interpretation ("FIN No. 46R") substantially retained the requirements of immediate application of FIN No. 46 to VIEs created after January 31, 2003. There were no such entities created after January 31, 2003. With respect to older VIEs, the consolidation requirements under FIN No. 46R apply not later than for the first financial year or interim period ending after December 15, 2003, if such VIE is a special-purpose entity ("SPE"), and no later than for the first financial year or interim period ending after March 15, 2004, if such a VIE is not a SPE. The Company did not identify any previously formed VIEs. Therefore the adoption of FIN No. 46R did not have an impact on the financial position or results of operations.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities, and short- and long-term debt approximate their fair value. The fair value of notes receivable, including the long-term portion that are included in other current and non-current assets, respectively was $3.7 million at December 31, 2004 as determined by discounting future payments by 5.0%. At December 31, 2005, notes receivable consisted of only the current portion which approximates fair value. At December 31, 2004 and 2005, the Company held no debt at fixed rates.

62-63


EXCHANGES OF NONMONETARY ASSETS

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets. SFAS No. 153 amends APB No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance.

A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This provisions of SFAS No. 153 are effective for financial statements for fiscal years beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges incurred during fiscal years beginning after the date SFAS No. 153 was issued. The adoption of the provisions of SFAS No. 153 did not have a material impact on the Company's results of operations, financial position or cash flow.

ASSET RETIREMENT OBLIGATIONS

In March 2005, the FASB issued FASB Interpretation No. 47 ("FIN No. 47"), "Accounting for Conditional Assets Retirement Obligations". FIN No. 47 clarifies that an entity must record a liability for a "conditional" asset retirement obligation if the fair value of the obligation can be reasonably estimated. FIN No. 47 is effective no later than the end of the fiscal year ending after December 15, 2005. The adoption of FIN No. 47 did not have a material effect on the financial position, results of operations, or cash flow.

ACCOUNTING CHANGES AND ERROR CORRECTIONS

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which is a replacement of APB Opinion No. 20, "Accounting Changes" and SFAS No. 3, "Reporting Changes in Interim Financial Statements". SFAS No. 154 applies to all voluntary changes in accounting principle and changes the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. In addition, SFAS No. 154 requires that a change in method of depreciation, amortization, or depletion for long-lived, nonfinancial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The impact adopting SFAS No. 154 cannot be accurately estimated at this time as no such accounting changes are currently contemplated.

CHANGE IN ACCOUNTING ESTIMATE

Prior to the second quarter of 2005, the Company recorded estimates for unused vacation based on the average salary levels for the Company's employees and total days of unused vacation of employees. During the second quarter of 2005, the Company revised estimates for unused vacation based on the actual daily salary and unused vacation of each employee. Management determined that this methodology results in a more accurate estimate of the amount of the Company's obligations for unused vacation. The change in accounting estimate decreased net income for the twelve months ended December 31, 2005 by approximately $1.3 million, net of tax, including the associated payroll taxes, (equivalent to $0.04 per common share -basic and $0.04 per common share - diluted).

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

The preparation of these consolidated financial statements, in conformity with US GAAP, requires management to make estimates and assumptions that affect amounts in the financial statements and accompanying notes and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

COMPARATIVE FIGURES

Certain prior year amounts have been reclassified to conform to the presentation adopted in the current year. Such reclassifications did not affect the consolidated statements of operations.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


NOTE 3: NET INCOME PER SHARE

Basic earnings per share at December 31, 2004 and 2005 is computed on the basis of the weighted average number of common shares outstanding. Diluted earnings per share at December 31, 2004 and 2005 is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding employee stock options using the "treasury stock" method. The number of stock options excluded from the diluted earnings per share computation, because their effect was antidilutive for the twelve months ended December 31, 2004 and 2005 was 10,000 stock options. The components of basic and diluted earnings per share were as follows:

                                                  TWELVE MONTHS ENDED DECEMBER 31,
                                              ----------------------------------------
US'000s (EXCEPT PER SHARE DATA)                     2003           2004           2005
                                              ----------     ----------     ----------
NET INCOME                                    $   55,435     $   64,783     $   76,073
                                              ----------     ----------     ----------
WEIGHTED AVERAGE SHARES OUTSTANDING OF:
Common stock                                      28,468         36,226         36,378

DILUTIVE EFFECT OF:
Employee stock options                               639            327            227
                                              ----------     ----------     ----------
COMMON STOCK AND COMMON STOCK EQUIVALENTS         29,107         36,553         36,605
                                              ----------     ----------     ----------
NET INCOME PER SHARE:
Basic                                         $     1.95     $     1.79     $     2.09
                                              ----------     ----------     ----------
Diluted                                       $     1.90     $     1.77     $     2.08
                                              ----------     ----------     ----------


NOTE 4: GOODWILL AND INTANGIBLE ASSETS

Amortization expense for intangible assets for the twelve months ended December 31, 2003, 2004 and 2005 was $10.5 million, $18.2 million and $18.7 million, respectively. Amortization expense for the succeeding five years is expected to be as follows: 2006 -$18.1 million, 2007 -$17.1 million, 2008 -$15.3 million,
2009 -$10.0 million and 2010 -$9.5 million. The total gross carrying value and accumulated amortization of the Company's intangible assets by major intangible asset class is as follows:


                                                                    AS OF DECEMBER 31, 2004             AS OF DECEMBER 31, 2005
                                                              -----------------------------       -----------------------------
                                        WEIGHTED AVERAGE                        ACCUMULATED                         ACCUMULATED
                                      AMORTIZATION LIVES              COST     AMORTIZATION               COST     AMORTIZATION
                                      ------------------      ------------     ------------       ------------     ------------
AMORTIZED INTANGIBLE ASSETS:
Telecommunications service contracts            10 years      $     92,250     $    (21,917)      $     99,366     $    (32,009)
Contract-based customer relationships            5 years            36,849          (10,883)            36,849          (18,241)
Licenses                                         8 years             4,358           (2,515)             7,176           (3,182)
Other intangible assets                          4 years             9,858           (6,684)            11,137           (7,216)
                                                              ------------     ------------       ------------     ------------
TOTAL                                                         $    143,315     $    (41,999)      $    154,528     $    (60,648)
                                                              ------------     ------------       ------------     ------------

64-65


Other intangible assets include software, Internet software and related content, as well as other intangible assets.

The changes on the carrying amount of goodwill for the year ended December 31, 2004 and 2005, respectively, are as follows:


                                          BUSINESS &        CARRIER &         CONSUMER
                                           CORPORATE         OPERATOR         INTERNET
US$'000s                                     SEGMENT          SEGMENT          SEGMENT            TOTAL
                                        ------------     ------------     ------------     ------------
BALANCE AS OF DECEMBER 31, 2003         $     84,892     $     59,116     $         --          144,008
Goodwill related to acquisitions               1,932              314               --            2,246
                                        ------------     ------------     ------------     ------------
BALANCE AS OF DECEMBER 31, 2004         $     86,824     $     59,430     $         --          146,254
Goodwill related to acquisitions               1,563              302            1,130            2,995
                                        ------------     ------------     ------------     ------------
BALANCE AS OF DECEMBER 31, 2005         $     88,387     $     59,732     $      1,130     $    149,249
                                        ============     ============     ============     ============

NOTE 5: BUSINESS COMBINATIONS ACQUISITIONS IN 2003

In August 2003, the Company completed the acquisition of 100% of OOO Sibchallenge ("Sibchallenge"), a telecommunications service provider in Krasnoyarsk, Russia. The total purchase price of approximately $15.4 million consisted of cash consideration of approximately $15.0 million and approximately $0.4 million in direct transaction costs, including an advisory fee of $0.3 million paid to Alfa Group Consortium ("Alfa"), a significant shareholder of the Company. The acquisition of Sibchallenge establishes GTI's presence in the Krasnoyarsk region. In addition, Sibchallenge has numbering capacity and interconnect agreements. The acquisition of 100% of Sibchallenge was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations". The following is the condensed balance sheet of Sibchallenge as of August 31, 2003 reflecting purchase price allocation to the net assets acquired:


US$'000S                                                      AUGUST 31, 2003
--------                                                      ---------------
ASSETS
Current assets                                                   $     1,792
Property and equipment                                                 7,057
Telecommunications service contracts intangible assets, net           11,175
                                                                 -----------
TOTAL ASSETS                                                     $    20,024
                                                                 ===========

LIABILITIES:
Current liabilities                                              $     1,519
Non-current liabilities                                                3,121
                                                                 -----------
NET ASSETS                                                       $    15,384
                                                                 ===========
CONSOLIDATED AND ACQUISITION COSTS:
Cash consideration                                                    15,000
Direct transaction costs                                                 384
                                                                 -----------
TOTAL PURCHASE CONSIDERATION AND TRANSACTION COSTS               $    15,384
                                                                 ===========

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005

The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed and, as such, the Company has assigned approximately $11.2 million to telecommunications service contracts intangible assets. These identified intangible assets are amortized over a period of 10 years. There was no goodwill recorded as a result of this transaction. The results of operations of Sibchallenge have been included in the Company's consolidated operations since August 31, 2003.

In December 2003, the Company completed the acquisition of 100% of the shares in OAO Comincom ("Comincom") from Nye Telenor East Invest ("Telenor"), pursuant to a Share Exchange Agreement. The total purchase price of approximately $195.3 million consisted of approximately $193.5 million in GTI's common stock, representing 7,007,794 shares and direct transaction costs of approximately $1.8 million. The purchase consideration has been determined using the closing date of the transaction as December 1, 2003. Accordingly, the GTI shares issued in consideration are valued based on the average closing price of the Company's common stock for the five consecutive trading days between November 26, 2003 and December 2, 2003, which was $27.61 per share. Comincom provides telecommunications services, principally to major hotels, business offices and mobile communication companies through its telecommunications network in Russia, including Moscow, St. Petersburg, Voronezh, Samara and several other major population centers. The Company began consolidating the results of operations of Comincom on December 1, 2003.

The acquisition of 100% of the shares in Comincom was accounted for as a purchase business combination in accordance with SFAS No. 141, "Business Combinations". The following is the condensed balance sheet of Comincom as of December 1, 2003 reflecting the purchase price allocation to the net assets acquired:


US$'000s                                                          DECEMBER 1, 2003
                                                                 -----------------
ASSETS:
Current assets                                                   $          38,191
Property and equipment                                                      84,749
Telecommunications service contracts intangible assets, net                 17,344
Contract-based customer relationship intangible assets, net                 26,847
Licenses, net                                                                  546
Goodwill                                                                    72,305
Other assets                                                                 1,575
                                                                 -----------------
TOTAL ASSETS                                                     $         241,557
                                                                 -----------------
LIABILITIES
Current liabilities                                              $          28,678
Non-current liabilities                                                     17,535
                                                                 -----------------
NET ASSETS                                                       $         195,344
                                                                 -----------------

CONSIDERATION AND ACQUISITION COSTS:
GTI shares consideration                                                   193,485
Direct transaction costs                                                     1,859
                                                                 -----------------
TOTAL PURCHASE CONSIDERATION AND ACQUISITION COSTS               $         195,344
                                                                 -----------------

66-67


The Company's financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $17.3 million to telecommunications service contracts intangible assets which are amortized over a weighted average period of approximately 10 years, approximately $26.8 million to contract-based customer relationship intangible assets which are amortized over a weighted average period of approximately 5 years, and approximately $0.5 million to licenses are be amortized over a weighted average period of 4 years. Property and equipment was adjusted to fair value using a net current replacement cost valuation method. The excess purchase price over the fair value of the net tangible and intangible assets acquired of approximately $72.3 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $15.5 million of this goodwill has been assigned to the Carrier and Operator Services reportable segment and approximately $56.8 million of this goodwill has been assigned to the Business and Corporate Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142 "Goodwill and Other Intangible Assets", the Company does not amortize the goodwill recorded in connection with the acquisition of 100% of the shares in Comincom. The goodwill is tested for impairment at least annually.

The following unaudited pro forma combined results of operations for the Company give effect to the Sibchallenge and Comincom business combinations as if they had occurred at the beginning of 2003. These pro forma amounts are provided for informational purposes only and do not purport to present the results of operations of the Company had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

                                              TWELVE MONTHS ENDED
US$'000s (EXCEPT PER SHARE DATA)                DECEMBER 31, 2003
                                              -------------------
Revenue                                         $       458,276
Net income                                      $        61,802
                                                ---------------

BASIC EARNINGS PER SHARE OF COMMON STOCK:
Net income per share - basic                    $          1.77
                                                ---------------
Weighted average common shares - basic                   34,990
                                                ---------------

DILUTED EARNINGS PER SHARE OF COMMON STOCK:
Net income per share - diluted                  $          1.74
                                                ---------------
Weighted average common shares - diluted                 35,539
                                                ---------------

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005

ACQUISITIONS IN 2004

In February 2004, the Company completed the acquisition of 100% ownership interest in ST-HOLDING s.r.o. ("ST-HOLDINGS"), a Czech company that owns 50% plus one share in ZAO Samara Telecom, a telecommunications service provider in Samara, Russia from ZAO SMARTS and individual owners. In April 2004, the Company completed the acquisition of 100% of the common stock in OAO Balticom Mobile ("Balticom") that owns 62% of ZAO WestBalt Telecom, an alternative telecommunications operator in Kaliningrad, Russia. In April 2004, the Company completed the acquisition of the remaining 49% ownership interest in OOO Uralrelcom that the Company did not already own. In May 2004, the Company completed the acquisition of a 54% ownership interest in SP Buzton ("Buzton"), an alternative telecommunications operator in Uzbekistan. These acquisitions were purchased for approximately $16.0 million in cash. The results of ST-HOLDINGS have been included in the Company's consolidated operations since February 1, 2004. The results of Balticom have been included in the Company's consolidated operations since April 30, 2004. The results of Buzton have been included in the Company's consolidated operations since May 31, 2004.

The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $7.4 million to telecommunications services contracts intangible assets which are amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $2.2 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $1.9 million of this goodwill has been assigned to Business and Corporate Services reportable segment and approximately $0.3 million has been assigned to Carrier and Operator Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company does not amortize the goodwill recorded in connection with the above acquisitions. The goodwill is tested for impairment at least annually.

ACQUISITIONS IN 2005

In March 2005, the Company completed the acquisition of 75% ownership interest in OOO Dicom ("Dicom"), an early stage wireless broadband enterprise, for approximately $0.5 million in cash. In conjunction with the acquisition, the Company entered into a participants' agreement which provided the seller with a put option that, if exercised, would require the Company to purchase the seller's remaining 25% interest at fair market value. In addition, the participants' agreement provided the Company with a call option that, if exercised, would require the seller to sell after February 1, 2008 the seller's 25% interest in Dicom at any time beginning after February 1, 2008, if Dicom's valuation exceeds targeted levels by February 1, 2008. The results of Dicom have been included in the Company's consolidated operations since March 31, 2005.

In September 2005, the Company completed the acquisition of 60% of OOO Joint Venture Sakhalin Telecom Limited ("Sakhalin Telecom"), a fixed line alternative operator in the Far East region of Russia for $5.0 million in cash. As a result of this acquisition and combined with the Company's previous ownership in Sakhalin Telecom, the Company now owns 83% of Sakhalin Telecom. In October 2005, the Company acquired 100% of ZAO Sochitelecom ("Sochitelecom"), a fixed line alternative operator in the Krasnodar region of Russia, for approximately $3.0 million consisting of cash consideration of $2.1 million and $0.9 million to be settled in cash upon the satisfactory achievement of certain conditions. The results of Sakhalin Telecom have been included in the Company's consolidated operations since September 30, 2005. The results of Sochitelecom have been included in the Company's consolidated operations since October 31, 2005.

The Company's consolidated financial statements reflect the allocation of the purchase price based on a fair value assessment of the assets acquired and liabilities assumed, and as such, the Company has assigned approximately $2.1 million to telecommunications services contracts intangible assets which will be amortized over a weighted average period of approximately 10 years. The excess of the purchase price over the fair value of the net assets acquired of approximately $3.0 million has been assigned to goodwill and is not deductible for tax purposes. Approximately $1.6 million of this goodwill has been assigned to Business and Corporate Services reportable segment, approximately $0.3 million has been assigned to Carrier and Operator Services reportable segment and approximately $1.1 million has been assigned to Consumer Internet Services reportable segment. In accordance with SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", the Company will not amortize the goodwill recorded in connection with the above acquisitions. The goodwill will be tested for impairment at least annually.

68-69



The pro-forma results of operations that give effect to acquisitions completed in 2005 as if they had occurred at the beginning of the year would not differ from the actual results by a material amount.

In October 2005, the Company acquired 100% of Antel Rascom, Ltd., a British Virgin Islands company that owns 49% of ZAO Rascom ("Rascom"), an infrastructure and facilities company in northwest region of Russia, for approximately $10.0 million in cash. In December 2005, the Company acquired an additional 5% of Rascom for approximately $1.1 million in cash. The Company has concluded that its 54% investment in Rascom does not qualify for accounting under the consolidation method of accounting because the rights of the minority shareholder represent substantive participating rights, and as result, such rights overcome the presumption that the Company controls Rascom. Therefore, the Company accounts for this investment under the equity method.

In March 2005, the Company expensed approximately $1.0 million in external legal, financial and consulting fees related to an acquisition opportunity the Company decided not to pursue, including advisory fees of approximately $0.1 million paid to Alfa. In September 2005, the Company expensed approximately $0.8 million in external legal, financial and consulting fees related to the acquisition of Hudson Telecom, Inc., which the Company decided not to pursue.

The components of the Company's investments in and advances to ventures are as follows:

NOTE 6: INVESTMENTS IN AND ADVANCES TO VENTURES

The Company has various investments in ventures that are accounted for by the equity method. The Company's ownership percentages in its equity method investments range from approximately 50% to 54%.

The Company has financed the operating and investing cash flow requirements of several of the Company's ventures in the form of cash advances. The Company aggregates all of the receivable and payable balances with the ventures in the Company's investments in and cash advances to the ventures.

In October 2003, MCT Corp. ("MCT") declared a cash dividend of $1.90 per Common share. The Company's portion of this cash distribution was approximately $4.7 million. This cash distribution was received in November 2003 and is classified as part of equity in earnings in the consolidated statement of operations.

The Company's 22.8% investment in MCT no longer qualifies for accounting under the equity method because the majority ownership of MCT is concentrated among a small group of shareholders who operate MCT without regard to the views of the Company and because the Company has attempted to obtain more financial information than is currently available to MCT's other shareholders and is unable to obtain such information.


                                                                                        DECEMBER 31,
                                                                              --------------------------------
US$'000s                                                                               2004               2005
---------------------------------------------------------------------         -------------      -------------
Equity in net assets acquired                                                 $       1,236      $      11,565
Goodwill as part of investment                                                           --              1,313
Difference between fair value and historical value of assets acquired                    --             (1,095)
Cash advances and other                                                                (494)              (894)
                                                                              -------------      -------------
Total investments in and advances to ventures                                 $         742      $      10,889
                                                                              -------------      -------------

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


NOTE 7: SUPPLEMENTAL BALANCE SHEET INFORMATION


                                                                 DECEMBER 31,
                                                       -------------------------------
US$'000s                                                        2004              2005
                                                       -------------     -------------
OTHER CURRENT ASSETS CONSIST OF:
Inventory                                              $       8,911     $       5,310
Notes receivable                                               2,338             1,494
Other current assets                                           5,489             6,205
                                                       -------------     -------------
TOTAL OTHER CURRENT ASSETS                             $      16,738     $      13,009
                                                       -------------     -------------
OTHER NON-CURRENT ASSETS CONSIST OF:
Notes receivable                                       $       1,494     $          --
Investments in and advances to ventures                          742            10,889
Other non-current assets                                       6,767             8,763
                                                       -------------     -------------
TOTAL OTHER NON-CURRENT ASSETS                         $       9,003     $      19,652
                                                       -------------     -------------
ACCOUNTS PAYABLE AND ACCRUED EXPENSES CONSISTS OF:
Accounts payble                                        $      57,566     $      60,043
Accrued compensation                                           5,605            11,322
Accrued other taxes                                            2,856             3,132
Accrued access and network services                           11,791            12,196
Other accrued expenses                                         3,656             2,711
                                                       -------------     -------------
TOTAL ACCOUNTS PAYABLE AND ACCRUED EXPENSES            $      81,474     $      89,404
                                                       -------------     -------------
OTHER CURRENT LIABILITIES CONSISTS OF:
Non-trade liabilities to GTS                           $       2,904     $       2,904
Other current liabilities                                        668             1,175
                                                       -------------     -------------
TOTAL OTHER CURRENT LIABILITIES                        $       3,572     $       4,079
                                                       -------------     -------------

NOTE 8: DEBT OBLIGATIONS AND CAPITAL LEASES

The Company paid interest of $2.0 million, $0.6 million and $0.6 million in 2003, 2004 and 2005, respectively.

Some of the Company's operating companies have received debt financing through direct loans from affiliated companies. In addition, certain operating companies have borrowed funds under a $22.7 million back-to-back, seven-year credit facility from a Russian subsidiary of Citibank. Under this facility, the Company provides full cash collateral, held in London and recorded on our balance sheet as restricted cash, for onshore loans made by the bankto the Company's Russian registered ventures. In a second, similar facility, the Company provides full cash collateral for a $10.0 million short term back-to-back, revolving, credit facility from the same bank for the Company's larger Russian operating companies. The funding level as of December 31, 2005 for all these facilities totaled $0.2 million, of which none was funded to the Company's consolidated subsidiaries and $0.2 million was funded to the Company's affiliates. The loan facilities carry interest at a rate equal to the three-month London Inter-Bank Offering Rate ("LIBOR") plus 1.0 percent per annum (equivalent to approximately 5.3%, on average for loans outstanding, at December 31, 2005) and mature between December 2006 and January 2007.

In August 2005, the Company entered into a lease for fiber optic capacity, including facilities and maintenance, on major routes within Ukraine. The lease has a term of five years and total payments of $4.1 million. The lease is classified as a capital lease in the balance sheet.

70-71




The following table presents minimum lease payments under capital leases:


US$'000s                                                 LEASE PAYMENTS
                                                         --------------
2006                                                     $        2,179
2007                                                                872
2008                                                                742
2009                                                                631
2010                                                                334
                                                         --------------
                                                                  4,758
Less: amount representing interest                                  477
                                                         --------------
TOTAL PRINCIPAL PAYMENTS                                 $        4,281
                                                         --------------


NOTE 9: SHAREHOLDERS' EQUITY
COMMON STOCK

In December 2003, the Company issued 7,007,794 shares of common stock to Telenor in settlement of the purchase price for the acquisition of 100% ownership interest in Comincom, previously held by Telenor.

In August 2005, the Company issued 27,000 restricted shares of the Company's common stock, par value $0.01 per share, to senior management of the Company. These restricted shares gradually vest over three years.

The Company's outstanding shares of common stock increased by 374,396 shares and 109,000 shares in the twelve months ended December 31, 2004 and 2005, respectively issued in connection with the exercise of employee stock options. The Company has reserved 1,225,681 shares of common stock for issuance to certain employees and directors in connection with the 1999 Equity Participation Plan.

PREFERRED STOCK

On May 17, 2000, the Company's shareholders authorized 10 million shares of preferred stock, none of which have been issued.

ADDITIONAL PAID-IN CAPITAL

As further described in Note 17, in August 2004, the Company transferred 20% of the ownership interest in GTU to a Ukrainian partner in exchange for services provided by the partner. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU in the amount of $1.5 million was recorded as a credit to the consolidated equity.

DIVIDENDS

During 2005, the Company paid four quarterly dividends of $0.20 per common share, for a total of $0.80 per common share for the year. The total amount paid by the Company was $29.1 million.


NOTE 10: STOCK OPTION AND STOCK APPRECIATION RIGHTS PLANS

The Company has established the 1999 Equity Participation Plan of Golden Telecom, Inc. (the "Option Plan"). The Company has granted and intends to offer stock options to key employees and members of the Board of Directors of the Company. Under the Option Plan not more than 4,320,000 shares of common stock (subject to anti-dilution and other adjustment provisions) are authorized for issuance upon exercise of options or upon vesting of restricted or deferred stock awards. Options granted to key employees of the Company under the Option Plan vest over a three-year term from the date of grant with one-third vesting after one year and one thirty-sixth vesting each month thereafter and expire ten years from the date of grant. Options granted to members of the Board of Directors of the Company under the Option vest over a one-year term from the date of grant and expire five years from the date of grant.

The fair value of options granted under the GTI Option Plan in 2003 are estimated to be between $9.39 and $15.05 per common share, in 2004 are estimated to be $14.59 per common share and, in 2005 are estimated to be $13.44 per common share on the date of grant using the Black Scholes option pricing model with the following assumptions:

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


                                      TWELVE MONTHS ENDED DECEMBER 31,
                            ---------------------------------------------------
                                     2003               2004               2005
                            -------------      -------------      -------------
Risk free interest rate        2.89-3.55%               4.39%              3.86%
Dividend yield                       0.0%                3.0%               3.0%
Expected life (years)                3.0                 3.0                3.0
Volatility                       104-108%                 95%                88%


Additional information with respect to stock options activity is summarized as follows:

                                                            YEAR ENDED DECEMBER 31,
                                       ---------------------------------------------------------------------
                                                                   2004                                 2005
                                       --------------------------------     --------------------------------
                                                               WEIGHTED                             WEIGHTED
                                                                AVERAGE                              AVERAGE
                                                               EXERCISE                             EXERCISE
US$'000S (EXCEPT PER SHARE DATA)              SHARES              PRICE            SHARES              PRICE
----------------------------------     -------------      -------------     -------------      -------------
Outstanding at beginning of year             904,272      $       13.48           517,013      $       14.18
Options granted                                5,000              26.61             2,500              26.32
Options exercised                           (374,396)             12.76          (109,000)             13.31
Options expired                                   --                 --           (12,500)             20.88
Options forfeited                            (17,863)             12.00           (25,001)             14.00
                                       -------------                        -------------
Outstanding at end of year                   517,013              14.18           373,012              14.31
                                       -------------                        -------------
Options exercisable at end of year           448,818      $       14.07           369,817      $       14.22


The following table summarizes information about stock options outstanding:

                                               OPTIONS OUTSTANDING                              OPTIONS EXERCISABLE
                            -------------------------------------------------------     -----------------------------------
                                                       WEIGHTED
                                                        AVERAGE
                                                      REMAINING            WEIGHTED                                WEIGHTED
                                                    CONTRACTUAL             AVERAGE                                 AVERAGE
EXERCISE PRICES                      NUMBER                LIFE            EXERCISE              NUMBER            EXERCISE
AT DECEMBER 31, 2005            OUTSTANDING          (IN YEARS)               PRICE         EXERCISABLE               PRICE
--------------------        ---------------     ---------------     ---------------     ---------------     ---------------
12.00                               142,856                 4.3     $         12.00             142,856     $         12.00
14.00                               149,899                 2.1               14.00             149,204               14.00
15.63                                55,257                 3.6               15.63              55,257               15.63
19.45                                10,000                 2.4               19.45              10,000               19.45
26.32                                 2,500                 4.4               26.32                  --                  --
26.61                                 2,500                 3.4               26.61               2,500               26.61
33.25                                10,000                 4.4               33.25              10,000               33.25

72-73


In September 2005, the Company granted stock appreciation rights ("SARs") to the Company's Chief Executive Officer ("CEO") with respect to 200,000 shares of the Company's common stock, at a share price which was the closing price of the Company's common stock on the NASDAQ National Market on July 19, 2005 ("CEO Granting Share Price"), which was $29.83, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from September 1, 2005, provided the CEO remains continuously employed by the Company until each such relevant date. If, prior to August 31, 2008 and during the CEO's period of employment with the Company, the average closing stock price of one share of the Company's common stock on the NASDAQ National Market, or any such other exchange on which the Company's common stock may then be traded, exceeds $50.00 during any thirty day consecutive period, the CEO will be granted SARs for an additional 200,000 shares of the Company's common stock at the CEO Granting Share Price, which SARs shall be fully vested upon issuance. The SARs provide for a cash only settlement and the related obligation is recorded as a liability in the consolidated financial statements.

In December 2005, the Company granted SARs with respect to 851,800 shares of the Company's common stock to senior management and employees of the Company. The SARs were granted pursuant to the Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan and the EDN Sovintel Stock Appreciation Rights Bonus Plan at a share price which is the lower of: (i) the average between the high and low sales price per share of the Company's common stock on the grant date, or in case no such sale takes place on grant date, the last date on which a sale occurred or
(ii) the average closing sales price per share of the Company common stock for the fourteen trading days immediately preceding such date, which was $26.808 ("Granting Share Price"). Seventy-five percent of the SAR grant shall be subject to time vesting, one-third of which shall be and become vested and nonforfeitable on each of the first three anniversary dates from December 12, 2005, provided that the employee remains continuously employed by the Company until each such relevant date. The Granting Share Price shall increase by five percent on each anniversary date after December 12, 2005 in association with the SARs that shall be and become vested and nonforfeitable on each such anniversary date. Twenty-five percent of the SARs granted are subject to performance vesting upon the Company's common stock achieving a closing trading price of at least $50.00 per share for thirty consecutive days as determined in the sole discretion of the Company. If the Company's Common Stock does not achieve a closing trading price of at least $50.00 per share for thirty consecutive days within three years of the date of grant, such portion of the SARs shall expire by its terms and shall not be exercisable. The aggregate number of shares of common stock which may be issued pursuant to the Golden Telecom, Inc. 2005 Stock Appreciation Rights Plan at the discretion of the grantees, shall be 200,000 shares. The remainder of the SARs provides for a cash settlement. The related obligation is recorded as liability in the consolidated financial statements.

NOTE 11: INCOME TAXES

The Company accounts for income taxes using the liability method required by FASB Statement No. 109 "Accounting for Income Taxes".

The components of income before income taxes and minority interest were as follows:


                                         YEAR ENDED DECEMBER 31,
                              --------------------------------------------
US$'000s                             2003            2004             2005
---------------------         -----------     -----------      -----------
PRETAX INCOME (LOSS):
Domestic                      $     5,754     $    (4,853)     $    (8,405)
Foreign                            67,560         101,886          125,272
                              -----------     -----------      -----------
                              $    73,314     $    97,033      $   116,867
                              -----------     -----------      -----------

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


The following is the Company's significant components of the provision for income taxes attributable to continuing operations:


                                       YEAR ENDED DECEMBER 31,
                          ------------------------------------------------
US$'000s                          2003              2004              2005
                          ------------      ------------      ------------
Domestic - current        $         --      $         --      $         --
Domestic - deferred             (1,861)             (373)            2,234
Foreign - current               20,516            35,350            41,630
Foreign - deferred              (1,256)           (4,233)           (6,048)
                          ------------      ------------      ------------
                          $     17,399      $     30,744      $     37,816
                          ============      ============      ============


The Company paid income taxes of $17.5 million, $36.1 million and $41.4 million in 2003, 2004 and 2005, respectively.

US taxable income or losses recorded are reported on the Company's consolidated US income tax return. The Company was allocated its proportionate share, $23.6 million, of GTS' US net operating loss carry-forwards ("NOLs") in 1999. As of December 31, 2005, the Company had NOLs for US federal income tax purposes of approximately $13.5 million expiring in fiscal years 2019 through 2025. In 2005, the Company recorded a full valuation allowance for NOLs for US federal income tax purposes of $4.7 million, including a $2.2 million or $0.06 per share (both basic and diluted) adjustment to the opening balance of the valuation allowance due to the reassessment of sources of future taxable income in the US. The Company also had NOLs for Cyprus tax purposes of approximately $19.9 million that do not expire. However, the Company has recorded a full valuation allowance for Cyprus NOLs since it does not anticipate recognizing taxable income in Cyprus.

The reconciliation of the US statutory federal tax rate of 35.0% to the Company's effective tax rate is as follows:


                                                   YEAR ENDED DECEMBER 31,
                                      --------------------------------------------------
US$'000s                                      2003               2004               2005
                                      ------------       ------------       ------------
Tax expense at US statutory rates            (35.0)%            (35.0)%            (35.0)%
Non-deductible expenses                       (4.9)              (7.3)              (4.8)
Foreign exchange differences                  (0.1)               0.2               (0.3)
Different foreign tax rates                    9.3               11.4               11.9
Change in valuation allowance                  3.1                0.0               (4.2)
Other permanent differences                    3.9               (1.0)               0.0
                                      ------------       ------------       ------------
Tax expense                                  (23.7)%            (31.7)%            (32.4)%
                                      ============       ============       ============

74-75


Deferred tax assets and liabilities are recorded based on temporary differences between book bases of assets and liabilities and their bases for income tax purposes. The following table summarizes major components of the Company's deferred tax assets and liabilities:


                                                  DECEMBER 31,
                                        --------------------------------
US$'000s                                         2004               2005
                                        -------------      -------------
DEFERRED TAX ASSETS:
Net operating loss carry-forwards       $       2,793      $       5,581
Accrued expenses                                2,173              3 314
Deferred revenue                                7,639             11,056
Intangible assets                               2,832              2 595
Other deferred tax assets                       1,180              2,550
Valuation allowance                            (3,537)            (8,441)
                                        -------------      -------------
TOTAL DEFERRED TAX ASSET                $      13,080      $      16,655
                                        =============      =============
DEFERRED TAX LIABILITIES:
Accrued revenue                         $          16      $          --
Deferred expenses                               1,958              2,812
Intangible assets                              23,472             21,337
Fixed assets                                    3,720              5,500
Other deferred tax liabilities                    295                299
                                        -------------      -------------
TOTAL DEFERRED TAX LIABILITY            $      29,461      $      29,948
                                        =============      =============
NET DEFERRED TAX LIABILITY              $     (16,381)     $     (13,293)
                                        =============      =============

The following table presents the Company's deferred tax assets and liabilities as of December 31, 2004 and 2005 attributable to different tax paying components in different tax jurisdictions:

                                             DECEMBER 31,
                                   --------------------------------
US$'000s                                    2004               2005
                                   -------------      -------------
DEFERRED TAX ASSETS:
US tax component                   $       2,234      $          --
Foreign tax component                     10,846             16,655
TOTAL DEFERRED TAX ASSET           $      13,080      $      16,655

DEFERRED TAX LIABILITY
US tax component                   $          --      $          --
Foreign tax component                     29,461             29,948
                                   -------------      -------------
TOTAL DEFERRED TAX LIABILITY       $      29,461      $      29,948
                                   -------------      -------------

NET DEFERRED TAX LIABILITY         $     (16,381)     $     (13,293)
                                   -------------      -------------

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


In December 2004, the FASB issued FASB Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004". Also in December 2004, the FASB issued FASB Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision with the American Jobs Creation Act of 2004". The adoption of these new rules did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows, since the Company does not have any substantive operations in the US.


NOTE 12: COMMITMENTS AND CONTINGENCIES

LEASES

The Company has various cancelable and non-cancelable operating lease agreements for equipment and office space with terms ranging from one to five years. Rental expense for operating leases aggregated $4.9 million, $6.5 million, and $9.8 million for the years ended December 31, 2003, 2004 and 2005, respectively.

Future minimum lease payments under non-cancelable operating leases with terms of one year or more, as of December 31, 2005, are as follows: 2006 - $9.5 million, 2007 - $2.6 million, 2008 - $2.2 million, 2009 - $1.8 million, 2010 -
$0.4 million, and thereafter - $0.2 million.

OTHER COMMITMENTS AND CONTINGENCIES

The Company has future purchase commitments of $86.8 million as of December 31, 2005.

In the ordinary course of business, the Company has issued financial guarantees on debt for the benefit of certain of its non-consolidated ventures, which is all collateralized by cash as described in Note 8. The Company expects that all the collateralized debt will be repaid by the ventures.

MAJOR CUSTOMERS

The Company had one major customer in the Carrier and Operator reporting segment, representing $27.6 million, or 8%, of total revenues in 2003, $31.0 million, or 5%, of total revenues in 2004 and $26.3 million, or 4%, of total revenue in 2005.

TAX MATTERS

The Company's policy is to accrue for contingencies in the accounting period in which a liability is deemed probable and the amount is reasonably determinable.

In this regard, because of the uncertainties associated with the Commonwealth of Independent States Taxes ("CIS Taxes"), the Company's final CIS Taxes may be in excess of the estimated amount expensed to date and accrued at December 31, 2004 and 2005. It is the opinion of management that the ultimate resolution of the Company's CIS Tax liability, to the extent not previously provided for, will not have a material effect on the financial condition of the Company. However, depending on the amount and timing of an unfavorable resolution of any contingencies associated with CIS Taxes, it is possible that the Company's future results of operations or cash flows could be materially affected in a particular period.

The Company's wholly-owned subsidiary, Sovintel, is engaged in litigation with the Russian tax inspectorate in regard to a claim against Comincom, which merged into Sovintel on December 1, 2004, issued by the tax inspectorate on July 8, 2004. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in connection with Comincom in the amount of $0.8 million for the years ended December 31, 2001 and 2002. Comincom filed a lawsuit against the tax inspectorate disputing the claims, and the court ruled in favor of the Company by dismissing the tax inspectorate's claim on January 21, 2005. On July 11, 2005, the third instance court decided that the case against Comincom shall be reverted to the first instance court for new consideration. The first instance court ruled in favor of the Company by dismissing the tax inspectorate's claim on October 24, 2005. The tax inspectorate did not appeal this decision in the first instance court. In addition, the tax inspectorate did not appeal this decision in the second instance court. The Company expects that the tax inspectorate will appeal this decision in the third instance court. The term for last appeal expires on March 22, 2006. The Company does not consider an unfavorable outcome probable for this claim. Since the tax claim relates to the period before the Company acquired 100% of shares of Comincom, the claims are covered by the indemnification provisions of the Share Exchange Agreement between the Company and Telenor. Therefore, in case of an unfavorable outcome of this litigation, the Company intends to seek indemnification from Telenor.

In March 2005, the Company reversed a $2.0 million accrued liability related to estimated taxes, including $0.6 million related to income taxes. This accrued liability was recorded upon the acquisition of one of the Company's Russian subsidiaries. Management has concluded that the probability of this accrued liability arising in the future is remote due to the expiry of Russian regulatory statutes of limitations for any

76-77



potential tax claims from the Russian tax inspectorate. The net effect of the reversal of this accrued liability was $1.4 million reduction in selling, general and administrative expenses in the twelve months ended December 31, 2005, and $0.6 million reduction in intangible assets for the portion associated with income tax.

RUSSIAN ENVIRONMENT AND CURRENT ECONOMIC SITUATION

The Russian economy, while deemed to be of market status beginning in 2002, continues to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The continued success and stability of the Russian economy will be significantly impacted by the government's continued actions with regard to supervisory, legal, and economic reforms.

On January 1, 2004, a new Law on Communications (the "Telecommunications Law") came into effect in Russia. While some of the supporting regulations to implement the Telecommunications Law have not been enacted, the Russian government approved in March 2005 new rules for interconnection (the "Interconnection Rules") that became effective on January 1, 2006. These Interconnection Rules contemplate a new three-layer interconnection system consisting of domestic long distance / international long distance ("DLD/ILD"), zonal, and local operators. Under this new structure, end-users will have the right to choose a long-distance operator and DLD/ILD operators will be required to have interconnection points in each of the 88 constituent territories of the Russian Federation. In addition, the Telecommunications Law created a universal service fund ("USF") charge, which became effective May 3, 2005, calculated as 1.2% of revenue from services provided to customers, excluding interconnection and other operators' traffic routing revenue. The Company has incurred approximately $2.6 million in Russian Federation USF charges for May through December 2005 which is recorded in selling, general and administrative expense.

On May 31, 2005, the Company received a DLD/ILD license in Russia valid until May 31, 2012. The Company is required under the license to begin providing services and fulfill the network requirements specified in the Interconnection Rules not later than May 31, 2007. The Company has construction a Federal Transit Network ("FTN") in compliance with the Telecommunications Law and the DLD/ILD license. The FTN consists of four international communications transit nodes, seven intercity communications transit nodes deployed in each federal district of Russia, and 88 connection points or FTN access nodes located in each constituent territory of Russia. The Company has obtained the required governmental permissions for operation of all the international and intercity communications transit nodes that are part of the FTN. Although construction of the 88 connection points has been completed, the Company is awaiting formal commissioning by Rossvyaznadzor, a governmental body that reports to the Ministry of Information Technologies and Communications of the Russian Federation and is responsible for the control and the supervision of information technology and communications as well as for commissioning the long distance networks.

On October 19, 2005, the Russian government enacted the Rules on Price Establishment for Interconnection and Traffic Routing. These rules list interconnection services and traffic routing services provided by the incumbent operators that are subject to pricing regulation by the government. The effective utilization and implementation of the Russian long distance license is subject to and dependent upon pending establishment of tariffs for interconnection and traffic routing services to be provided by incumbent OAO Svyazinvest ("Svyazinvest") state-owned companies. Such tariffs are to be established by Rossvyaznadzor, and in the absence of such regulated tariffs the incumbent Svyazinvest companies may attempt to impose their independently established tariffs on alternative long-distance operators. The tariffs will be paid by long-distance operators to the incumbent Svyazinvest local and zonal operators for each minute of long distance traffic that is carried such that all long-distance operators will be cross-subsidizing the local and zonal network of the Svyazinvest companies. However, to minimize the impacts of such payments to the incumbent companies, the Company has received licenses to provide zonal services in all the regions of the Russian Federation, and the Company is developing plans to construct zonal networks in selected regions.

On September 20, 2005, the National Commission of Communication's Regulation in Ukraine issued an international license ("Ukrainian International License") to Golden Telecom Ukraine ("GTU"). The Ukrainian International License allows GTU to provide international telecommunications services throughout all of Ukraine, allows the leasing of channels to third parties, and increases GTU's potential as an international telecommunications carrier.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


OTHER MATTERS

In the ordinary course of business, the Company may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which the Company operates. In the opinion of management, the Company's liability, if any, in all pending litigation, other legal proceeding or other matters, will not have a material effect upon the financial condition, results of operations or liquidity of the Company.

NOTE 13: RELATED PARTY TRANSACTIONS

Transactions with the Company's equity investees, Alfa, OAO Rostelecom ("Rostelecom"), and Telenor, significant shareholders of the Company, were as follows, for the years ended December 31:

US$'000s                                         2003              2004              2005
                                        -------------     -------------     -------------
Revenue from equity investees           $          98     $         116     $         363
Revenue from Rostelecom                           575               404               646
Revenue from Telenor                                3               139               470
Revenue from Alfa                               1,134             1,798             3,158
                                        -------------     -------------     -------------
                                        $       1,810     $       2,457     $       4,637
                                        -------------     -------------     -------------
Cost of revenue from equity investees           4,790             4,798             3,038
Cost of revenue from Rostelecom                16,860            25,809            23,979
Cost of revenue from Telenor                       27               332               605
Cost of revenue from Alfa                          --                56                --
                                        -------------     -------------     -------------
                                        $      21,677     $      30,995     $      27,622
                                        -------------     -------------     -------------

The revenue and cost of revenue from Telenor included in the income statement represents revenue and cost of revenue from December 2003, the date Telenor became a shareholder.

Included in other current assets at December 31, 2004 is approximately $0.3 million of accounts receivable from Alfa, approximately $0.1 million of accounts receivable from Rostelecom, and approximately $0.1 million of accounts receivable from Telenor. Included in other current assets at December 31, 2005 is approximately $0.5 million of accounts receivable from Alfa, and approximately $0.2 million of accounts receivable from Telenor.

The Company maintains bank accounts with Alfa, which acts as one of the clearing agents for the payroll of the Russian staff of the Company. The balances at these bank accounts were minimal at December 31, 2004 and 2005. In addition, certain of the Company's Russian subsidiaries maintain current accounts with Alfa. The amounts on deposit were $0.1 million at December 31, 2004 and $0.2 million at December 31, 2005.

The Company maintains bank accounts with International Moscow Bank. The spouse of the Company's President is a member of the Executive Board of Directors of International Moscow Bank. The amounts on deposit were approximately $1.7 million at December 31, 2004 and $2.6 million at December 31, 2005.

In 2003, the Company incurred approximately $0.3 million in advisory fees from Alfa in relation to the acquisition of Sibchallenge. In addition, in 2003 the Company incurred approximately $0.1 million in advisory from Alfa related to a potential acquisition that was subsequently withdrawn from the market. In 2005, the Company expensed approximately $0.1 million in advisory fees from Alfa in relation to a potential acquisition opportunity the Company decided not to pursue.

The Company purchased consulting services from Alfa in the amount of $0.5 million and $0.7 million in the years ended December 31, 2004 and 2005, respectively.

In December 2003, the Company entered into a one year agreement with Alfa to provide the Company with property and equipment liability insurance. The amount payable under this agreement was approximately $0.2 million. The Company extended this agreement until February 2005 and in February 2005, the Company entered into a one year agreement with Alfa, to provide the Company with property and equipment liability insurance. The amount payable under this agreement is approximately $0.4 million.

78-79



A member of the Company's Board of Directors is a relative of the general director of two Russian based telecommunications services providers. The Company received revenue from these two telecommunications services providers in the amount of approximately $5.3 million and $5.1 million for the years ended December 31, 2004 and December 31, 2005, respectively and incurred costs to these two telecommunications services providers in the amount of approximately $1.9 million and $1.3 million in the years ended December 31, 2004 and December 31, 2005, respectively. At December 31, 2004, the Company had accounts receivable of approximately $0.7 million and accounts payable of approximately $0.3 million with these two telecommunications services providers. At December 31, 2005, the Company had accounts receivable of approximately $0.9 million and zero accounts payable with these two telecommunications services providers.

NOTE 14: SEGMENT INFORMATION

LINE OF BUSINESS DATA

The Company operates in four segments within the telecommunications industry. The four segments are: (1) Business and Corporate Services; (2) Carrier and Operator Services; (3) Consumer Internet Services; and (4) Mobile Services. The following tables present financial information for both consolidated subsidiaries and equity investee ventures, segmented by the Company's lines of business for the twelve months ended December 31, 2003, 2004 and 2005, respectively. Transfers between lines of businesses are included in the adjustments to reconcile segment to consolidated results. The Company evaluates performance based on the operating income (loss) of each strategic business unit, among other performance measures.

                                                          TWELVE MONTHS ENDED DECEMBER 31, 2003
                       ------------------------------------------------------------------------------------------------------------
                                                                                                           ADJUSTMENTS TO RECONCILE
                                                                                                               BUSINESS SEGMENT TO
                                                                                                              CONSOLIDATED RESULTS
                                                                                                            -----------------------
                         BUSINESS     CARRIER                                         BUSINESS                  EQUITY
                              AND         AND    CONSUMER      MOBILE  CORPORATE &     SEGMENT CONSOLIDATED     METHOD    AFFILIATE
US$'000s                CORPORATE    OPERATOR    INTERNET    SERVICES  ELIMINATORS       TOTAL      RESULTS   VENTURES  ADJUSTMENTS
                       ----------  ----------  ----------  ----------  -----------  ---------- ------------ ----------  -----------
Revenue from external  $  188,087  $  128,048  $   30,775  $   13,895   $       --  $  360,805   $  360,534 $   (4,861) $    4,590
customers
Intersegment revenue          649         793          --          --       (1,442)         --           --         --          --
Operating income (loss)    47,603      26,503      (2,457)      5,278       (6,976)     69,951       69,731       (220)         --
Identifiable assets       385,087     236,635      52,584       6,566       52,042     732,914      729,226     (3,688)         --
Capital expenditures       40,231      20,317       2,851         569           90      64,058       63,737       (321)         --


                                                          TWELVE MONTHS ENDED DECEMBER 31, 2004
                       ------------------------------------------------------------------------------------------------------------
                                                                                                           ADJUSTMENTS TO RECONCILE
                                                                                                               BUSINESS SEGMENT TO
                                                                                                              CONSOLIDATED RESULTS
                                                                                                            -----------------------
                         BUSINESS     CARRIER                                         BUSINESS                  EQUITY
                              AND         AND    CONSUMER      MOBILE  CORPORATE &     SEGMENT CONSOLIDATED     METHOD    AFFILIATE
US$'000s                CORPORATE    OPERATOR    INTERNET    SERVICES  ELIMINATORS       TOTAL      RESULTS   VENTURES  ADJUSTMENTS
                       ----------  ----------  ----------  ----------  -----------  ---------- ------------ ----------  -----------
Revenue from external
customers              $  324,814  $  198,027  $   45,515  $   15,808   $       --  $  584,164   $  583,978 $   (4,710) $    4,524
Intersegment revenue           --       1,016          --          --       (1,016)         --           --         --          --
Operating income (loss)    72,345      28,637       2,159       4,729      (11,756)     96,114       95,536       (578)         --
Identifiable assets       435,276     261,424      57,732       5,693       49,562     809,687      805,768     (3,919)         --
Capital expenditures       80,107      33,223       4,920       1,025          178     119,453      118,101     (1,352)         --

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


                                                   TWELVE MONTHS ENDED DECEMBER 31, 2005
                            --------------------------------------------------------------------------------------------------------
                                                                                                            ADJUSTMENTS TO RECONCILE
                                                                                                                BUSINESS SEGMENTS TO
                                                                                                                CONSOLIDATED RESULTS
                            --------------------------------------------------------------------------------------------------------
                             BUSINESS   CARRIER                                      BUSINESS                  EQUITY
                                  AND       AND  CONSUMER     MOBILE   CORPORATE &    SEGMENT  CONSOLIDATED    METHOD      AFFILIATE
US$'000S                    CORPORATE  OPERATOR  INTERNET   SERVICES  ELIMINATIONS      TOTAL       RESULTS  VENTURES    ADJUSTMENTS
                            ---------  --------  --------   --------  ------------   --------  ------------  --------    -----------
Revenue from external       $ 387,532  $222,904  $ 44,484   $ 14,103  $         --   $669,023  $    667,379  $ (4,449)   $     2,805
customers
Intersegment revenue               --        52        --         --           (52)        --            --        --             --
Operating income (loss)       102,415    27,894    (1,322)     3,523       (16,268)   116,242       115,942      (300)            --
Identifiable assets           494,266   323,278    67,511      2,855        21,759    909,669       882,211   (27,458)            --
Capital expenditures           89,386    32,879     8,360        367           132    131,124       130,775      (349)            --

GEOGRAPHIC DATA

Revenues from external customers are based on the location of the operating company providing the service.

The Company operated within two main geographic regions of the CIS: Russia and Ukraine. Geographic information as of December 31, 2003, 2004 and 2005 is as follows:


                                                                CORPORATE,
                                                                     OTHER
                                                               COUNTRIES &      CONSOLIDATED
US$'000S                             RUSSIA       UKRAINE     ELIMINATIONS           RESULTS
                                   --------       -------     ------------      ------------
YEAR ENDED DECEMBER 31, 2003
Revenue                            $318,426       $44,524     $     (2,416)     $    360,534
Long-lived assets                   509,339        24,236            2,886           536,461

YEAR ENDED DECEMBER 31, 2004
Revenue                            $522,018       $64,455     $     (2,495)     $    583,978
Long-lived assets                   563,856        27,995           11,116           602,967

YEAR ENDED DECEMBER 31, 2005
Revenue                            $593,640       $73,816     $        (77)     $    667,379
Long-lived assets                   611,788        44,801           14,092           670,681

80-81


NOTE 15: SUPPLEMENTAL CASH FLOW INFORMATION

The following table summarizes significant non-cash investing and financing activities for the Company.


                                                            TWELVE MONTHS ENDED DECEMBER 31,
                                                            --------------------------------
US$'000S                                                        2003       2004         2005
--------------------------------------------------------    --------       ----       ------
Issuance of common stock in connection with acquisitions    $193,485       $ --       $   --
Amounts payable in connection with business acquisitions          --        400          885
Capitalized leased assets                                        420         --        3,580


NOTE 16: LONG TERM INCENTIVE BONUS PROGRAM

In July 2004, the Board of Directors of the Company adopted a Long Term Incentive Bonus Program ("LTIBP") for senior management of the Company, effective as of January 1, 2004. In February 2006, the Board of Directors of the Company discontinued the LTIBP effective January 1, 2005. Accordingly, in the fourth quarter of 2005 the Company recorded a reduction in compensation expense of $1.8 million. During the twelve months ended December 31, 2005 the Company did not record any expense associated with the LTIBP. The Company has not granted any shares under the LTIBP.


NOTE 17: SALE OF MINORITY INTEREST IN SUBSIDIARY

Recognizing that many of the markets in which the Company operates are complex, in particular as it relates to business, regulatory, political and cultural matters, the Company occasionally seeks experienced local partners to assist in markets where the Company is likely to encounter operational difficulties. GTI has been cooperating with local partners in Ukraine to resolve commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine but had not previously finalized the compensation arrangement for the services. In addition to or in lieu of cash compensation, the Board of Directors approved the sale of a non-controlling interest in GTU to such parties.

Upon approval of GTI's Board of Directors, in August 2004 the Company entered into a compensation arrangement for services provided to assist the Company in addressing commercial and regulatory disputes with monopoly operators and regulatory authorities in Ukraine. The Company's local partners have provided services on a success fee basis. The Company's Board of Directors approved an arrangement that effectively transferred 20% of the shares in GTU owned by the Company to the local partners as compensation for the services already provided and certain additional services to be provided. Under this arrangement, the Company paid the local partners $0.5 million in cash and granted the local partners an option to purchase 20% of GTU for $0.5 million in cash, in a transaction where the cash and the value of the services were approximately $3.6 million. This transaction closed in the third quarter of 2004, when the performance was completed and the option was exercised and resulted in a charge to operating income of approximately $3.6 million. The excess of the fair value of consideration exchanged for services over the book value of 20% of net assets of GTU was recorded as a credit to the consolidated equity. Fair value of the option approximated the fair value of shares transferred to the local partner due to the short exercise period of the option and was determined using the discounted cash flow valuation method.

In December 2005, in connection with an increase of GTU registered capital, the Company received a $3.8 million cash contribution from the minority partner of GTU.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


NOTE 18: QUARTERLY FINANCIAL DATA (UNAUDITED)

Summarized quarterly financial data is as follows:


                                                      FOR THE THREE MONTHS ENDED
                                        --------------------------------------------------------
                                        MARCH 31,    JUNE 30,     SEPTEMBER 30,     DECEMBER 31,
US$'000S (EXCEPT PER SHARE DATA)             2004        2004              2004             2004
--------------------------------        ---------    --------     -------------     ------------
Revenues                                $ 133,174    $138,873     $     152,713     $    159,218
Cost of Revenues                           68,279      70,215            77,953           84,141
Gross Margin                               64,895      68,658            74,760           75,077
Selling, general and administrative        26,393      25,118            29,518           31,826
Net income                                 14,651      16,909            16,111           17,112
Net income per share (1) - basic             0.41        O.47              O 44             O 47
Net income per share (1) - diluted           0.40        0.46              0.44             0.47


                                                        FOR THE THREE MONTHS ENDED
                                        --------------------------------------------------------
                                        MARCH 31,    JUNE 30,     SEPTEMBER 30,     DECEMBER 31,
US$'000S (EXCEPT PER SHARE DATA)             2005        2005              2005             2005
--------------------------------        ---------    --------     -------------     ------------
Revenues                                $ 156,465    $165,509     $     169,930     $    175,475
Cost of Revenues                           79,997      86,191            88,345           92,999
Gross Margin                               76,468      79,318            81,585           82,476
Selling, general and administrative        27,586      28,828            30,967           32,509
Net income                                 20,027      19,767            18,395           17,884
Net income per share (1) - basic             0.55        0.54              0.51             0.49
Net income per share (1) - diluted           0.55        0.54              0.50             0.49


NOTE 19: SUBSEQUENT EVENTS

In February 2006, the Board of Directors of the Company declared a cash dividend of $0.20 per common share to shareholders of record as of March 17, 2006. The Company will pay the total amount of approximately $7.3 million to shareholders on March 31, 2006.

The Company's wholly-owned subsidiary, Sovintel, is engaged in litigation with the Russian tax inspectorate in regard to claims issued by the tax inspectorate on February 1, 2006. The Russian tax inspectorate claimed that Sovintel owes taxes, fines and penalties in the amount of $1.9 million for the years ended December 31, 2002 and 2003. On February 16, 2006, Sovintel filed a lawsuit against the tax inspectorate disputing the claims. The Company does not consider an unfavorable outcome probable for this claim.


1 The sum of the earnings per share for the four quarters will generally not equal earnings per share for the total year due to changes in the average number of common shares outstanding.

82-83


CHANGES IN AND DISAGREEMENTS WITH ACCOUNTING AND FINANCIAL DISCLOSURE

None.


CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2005, the Company's disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLC, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes in our internal control over financial reporting during the fourth quarter of 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

                                   (GOLDEN TELECOM INC. LOGO) ANNUAL REPORT 2005


Report of Independent Registered
Public Accounting Firm


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF GOLDEN TELECOM, INC.

We have audited management's assessment, included in the accompanying Management Report on Internal Control Over Financial Reporting, that Golden Telecom, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Golden Telecom, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

In our opinion, management's assessment that Golden Telecom, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Golden Telecom, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2005 consolidated financial statements of Golden Telecom, Inc.'s and our report dated March 15, 2006 expressed an unqualified opinion thereon.


-s- ERNST & YOUNG LLC
ERNST &YOUNG LLC
Moscow, Russia
March 15, 2006

84

Independent Auditors

Ernst &Young LLC


Stockholder Information

ANNUAL MEETING MAY 18TH, 2006

The Annual Meeting of Golden Telecom, Inc. will be held at 1:00 p.m. local time in the Salon Marzio,
Ground Floor, Kempinski Hotel
Corvinus Budapest, Erzs bet t re 7-8,
Budapest, Hungary
Telephone: +36 1 429 3777
Facsimile:+36 1 429 4777

REGISTER AND TRANSFER AGENT

Correspondence concerning Golden Telecom, Inc. stock holding or changes of address should be directed to:

Mellon Investor Services
480 Washington Boulevard
29th Floor
Jersey City, NJ 07310
Telephone: +1 201 680 6578
Facsimile: +1 201 680 4604
Internet: www.melloninvestor.com


General Information

General information about the company may be obtained by contacting:

INVESTOR RELATIONS

Telephone: + 7 495 797 9300
Facsimile: +7 495 797 9330
Email: ir@gldn.net
Internet: www.goldentelecom.com

The consolidated financial statements for Golden Telecom, Inc. for the fiscal year ended December 31, 2005 included in this Annual Report are also contained in the Form 10-K that was filed with the United States Securities and Exchange Commission on March 16, 2006, which document contains additional information about the company.

                                [WORLD GRAPHIC]
www.goldentelecom.com